Exhibit 99.1

SURPASSING THE LIMIT

ABOUT US

China Southern Airlines Company Limited, a member of the SKYTEAM, with its headquarter located in Guangzhou, and the logo of which is a red kapok on the blue vertical stabilizer, ranked the first among all Chinese airlines in terms of the largest fleet, the most developed route network, the largest passenger capacity.

By the end of the reporting period, the Company had a fleet of 754 passenger and cargo aircraft, ranking the first in Asia and the fourth worldwide in terms of fleet scale, and is the first airlines that operating both Airbus A380 and Boeing 787 throughout the world.

RELEASING THE POTENTIAL

CONTENTS

ABOUT US

4	Definitions

6	Important Information

7	Company Profile

8	Corporate Information

10	Company Business Summary

OPERATING RESULTS

20	Principal Accounting Information and Financial Indicators

22	Summary of Operating Data

27	Summary of Fleet Information

30	Highlights of the Year

34	Management Discussion and Analysis

68 SIGNIFICANT EVENTS

CORPORATE GOVERNANCE

77	Report of Directors

95	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

101	Directors, Supervisors, Senior Management and Employees

119	Corporate Governance Report

129 CORPORATE BOND

133 RISK MANAGEMENT AND INTERNAL CONTROL

137 SOCIAL RESPONSIBILITY

FINANCIAL REPORT

Financial Statements Prepared under International Financial Reporting Standards

142	Independent Auditor’s Report

148	Consolidated Income Statement

149	Consolidated Statement of Comprehensive Income

150	Consolidated Statement of Financial Position

152	Consolidated Statement of Changes in Equity

153	Consolidated Cash Flow Statement

154	Notes to the Financial Statements

235 SUPPLEMENTARY FINANCIAL INFORMATION

238 FIVE YEAR SUMMARY

Definitions

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Limited Company, formerly known as China Southern Air Holding Company

Xiamen Airlines	Xiamen Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

SAGA	Southern Airlines General Aviation Co., Ltd.

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	Southern Airlines Group Finance Company Limited

GSC	China Southern Airlines Group Ground Services Co., Ltd.

CSAGPMC	China Southern Airlines Group Property Management Company Limited

Nan Lung	Nan Lung Holding Limited

SACC	Shenzhen Air Catering Co., Ltd.

SACM	Southern Airlines Culture and Media Co., Ltd.

SPV	China Southern Airlines No. 1 Lease (Tianjin)

China Southern Airlines No. 2 Lease (Tianjin)

China Southern Airlines No. 3 Lease (Tianjin)

China Southern Airlines No. 4 Lease (Guangzhou)

China Southern Airlines No. 5 Lease (Tianjin)

China Southern Airlines No. 6 Lease (Tianjin)

China Southern Airlines No. 7 Lease (Tianjin)

China Southern Airlines No. 8 Lease (Tianjin)

China Southern Airlines No. 9 Lease (Guangzhou)

China Southern Airlines No. 12 Lease (Tianjin)

China Southern Airlines No. 13 Lease (Tianjin)

China Southern Airlines No. 14 Lease (Tianjin)

American Airlines	American Airlines, Inc.

Sichuan Airlines	Sichuan Airlines Corporation Limited

PRC	The People’s Republic of China

CSRC	Commission China Securities Regulatory

NDRC	National Development and Reform Commission

SASAC	State-owned Assets Supervision and Administration Commission of the State Council

CAAC	General Administration of Civil Aviation of China

SkyTeam	SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to the website http://www.skyteam.com/ for more details about the SkyTeam Alliance

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the tonnes of revenue load (for passengers and cargo) multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the tonnes of revenue load for cargo multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the tonnes of revenue load for passenger multiplied by the kilometers flown

Aircraft Utilization Rate	Flight hours that aircraft can service during specified time

Passenger Load Factor	RPK expressed as a percentage of ASK

Revenue flight hours	Flighting hours of commercial flying

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per RPK	revenue from passenger operations divided by RPK

Yield per RFTK	revenue from cargo operations divided by RFTK

Important Information

I    The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this annual report, and which does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II    KPMG issued the independent auditor’s report with unqualified auditor opinion to the Company.

III    Mr. Wang Chang Shun (Chairman and the responsible person of the Company), Mr. Tan Wan Geng (person in charge of accounting, Vice Chairman and President of the Company), Mr. Xiao Li Xin (the responsible person of the accounting department, Executive Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this annual report.

IV    The Board recommends the payment of a dividend of RMB0.1 (inclusive of applicable tax) per share for the year ended 31 December 2017, totalling approximately RMB1,009 million to the shareholders based on the Company’s 10,088,173,272 issued shares. A resolution for the dividend payment will be submitted at the 2017 annual general meeting of the Company for consideration. If approved, the dividend is expected to be paid to the shareholders by the Company on or before Friday, 31 August 2018.

V    Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VI    During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company.

VII    During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

VIII    During the reporting period, the Company did not have any material risks. The Company has detailed potential risks in this report. Please refer to “Risk Factors Analysis” under “Management Discussion and Analysis”.

Corporate Profile

The Group is one ofthe largest airlines in the PRC.

In 2017, the Group ranked the first among all Chinese airlines in terms of its fleet, network and annual volume of passengers. As of 31 December 2017, the Group had a fleet of 754 passenger and cargo aircraft, including the Boeing 787, 777, 747 and 737 series, as well as the Airbus 380, 330 and 320 series, ranking first in Asia and fourth worldwide in terms of fleet scale and number of passengers. The general strategic goal of the Group is to develop itself into an international first-class aviation transportation enterprise with an extensive route network and we have formed a developed network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. As at 31 December 2017, the Group operated more than 2,000 flights daily flying to over 200 destinations in over 40 countries and regions around the world, providing over 300,000 seats to the market. Through close cooperation with members from the SKYTEAM, the Group connected 1,062 destinations in 177 countries and regions in the world. In 2017, the Group’s volume of passengers amounted to nearly 126 million, ranking the Group the first among Chinese airlines for 39 consecutive years, and maintaining its top position in Asia.

Based in Guangzhou, the Group has 16 branches, including Beijing and Shenzhen and 6 majority-held civil aviation subsidiaries, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines, Guizhou Airlines, Chongqing Airlines and Henan Airlines. The Group has set up SAGA in Zhuhai and established 22 domestic offices in cities such as Hangzhou and Qingdao. It also established 68 overseas offices in cities including Sydney and New York.

Corporate Information

Chinese Name:

中國南方航空股份有限公司

Chinese Short Name:

南方航空

English Name:

China Southern Airlines Company Limited

English Short Name:

CSN

Legal Representative:

Wang Chang Shun

Board and Company Secretary:

Xie Bing

Securities Affairs Representative:

Xu Yang

Shareholder Enquiry:

Company Secretary Bureau

Telephone:

+86-20-86124462

Fax:

+86-20-86659040

E-mail:

ir@csair.com

Address:

278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Registered Address:

Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Huangpu District, Guangzhou, Guangdong Province, PRC

APP:

China Southern Airlines

WeChat Official Account:

China Southern Airlines

Sina Weibo:

http://weibo.com/csair

Place of Business:

278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:

Unit B1, 9th Floor, United Centre,

95 Queensway, Hong Kong

Website of the Company:

www.csair.com

Authorized Representative under the Listing Rules of the Stock Exchange:

Tan Wan Geng and Xie Bing

Controlling Shareholder:

China Southern Air Holding Limited Company

Principal Bankers:

Agricultural Bank of China

China Development Bank

Bank of China

Industrial & Commercial Bank of China

China Construction Bank

Designated Newspapers for Information Disclosure (A Shares):

China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure (A Shares):

www.sse.com.cn

Designated Website for Information Disclosure (H Shares):

www.hkexnews.hk

Annual report Available for Inspection:

Company Secretary Bureau

WeChat QR Code

Place of Listing of A Shares:

Shanghai Stock Exchange

Short Name of A Shares:

南方航空

Stock Code of A Shares:

600029

A Share Registrar:

China Securities Depository and Clearing Corporation

Limited Shanghai Branch

Floor 36, China Insurance Building,

166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:

The Stock Exchange

Short Name of H Shares:

China South Air

Stock Code of H Shares:

01055

H Share Registrar:

Hong Kong Registrars Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East,

Wanchai, Hong Kong

Place of Listing of N Shares:

New York Stock Exchange

Short Name of N Shares:

China Southern Air

Stock Code of N Shares:

ZNH

N Share Registrar:

BNY Mellon Shareowner Services

P.O. Box 505000,

Louisville, KY40233-5000, USA

Domestic Legal Adviser:

Z&T Law Firm

Overseas Legal Adviser:

DLA Piper Hong Kong

Domestic Auditor:

KPMG Huazhen LLP

Address of Domestic Auditor:

8th Floor, KPMG Tower

Oriental Plaza

1 East Chang An Avenue

Beijing, China

Signing Accountants of Domestic Auditor:

Wang Jie, Guo Wen Min

Overseas Auditor:

KPMG

Address of Overseas Auditor:

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

Company Business Summary

I.	The Principle Business and Operating Model of the Company and the Industry Summary during the Reporting Period

(I)	Principle Business

The scope of business of the Company includes: (1) provision of services of domestic, regional and international scheduled and unscheduled air transportation of passenger, cargo, mail and baggage; (2) provision of services of general aviation; (3) provision of services of aircraft maintenance; (4) acting as an agency of domestic and foreign airlines; (5) offering airlines catering services; (6) conducting other aviation and relevant businesses, including advertising for such businesses; (7) conducting other aviation business and related business, limited to insurance and agency business: personal accident insurance; provision of airlines ground services; civil aircraft training (operated by branch office only according to license); asset leasing services; project management and technical consultancy services; sales of aviation equipment; travel agency business; merchandise retail and wholesale (for all projects being subject to approval in accordance with laws, the business activities can only be carried out after approval by relevant authorities in accordance with the laws.)

(II)	Development of Aviation Industry and Industrial Position of the Company

1.	Information of Development of International and Domestic Aviation Industry

2017 witnessed stable recovery of world economy and strong growth in aviation transport demands. According to the data released by International Air Transport Association, in 2017, global airlines have transported 4.1 billion passengers and 59.9 million tons of cargo, achieving a net profit of US$34.5 billion, hitting a new record high. As of the end of 2017, 2017 global passenger aviation demand and aviation capacity respectively increased by 7.6% and 6.3% on a year on year basis. The passenger load factor increased by 0.9 percentage point to 81.4%, hitting a new record high again. All regions witnessed year on year growth in passenger transport volume, of which, Asia Pacific and Latin America region recorded a higher growth than other regions of the world.

Driven by stable growth of China’s economy and rapid development of regional low-cost airlines, in 2017, Asia Pacific region witnessed a year on year growth of passenger volume and aviation capacity of 9.4% and 7.9% respectively and its passenger load factor increased by 1.1 percentage points to 79.6%. Benefited from the strong growth of America’s economy, North America region recorded a year on year growth of passenger volume and global aviation capacity of 4.8% and

4.5% respectively and its passenger load factor increased by 0.3 percentage point to 81.7%. Eurozone economy remained recovering, while UK witnessed a relatively stable economy situation overall. European region witnessed a year on year growth of passenger volume and aviation capacity of 8.2% and 6.1% respectively and its passenger load factor increased by 1.6 percentage points to 84.4%, being the highest among all regions. Affected by the ban on large portable electronic equipment and the ban on American inbound tourism from a certain countries, the aviation market of Middle East witnessed a year on year increase of passenger volume and aviation capacity of 6.6% and 6.4% respectively and its passenger load factor increased by 0.1 percentage point to 74.7%. Middle East was the only market in the whole world witnessed decrease of growth in such three indicators.

According to the data released by CAAC, in 2017, China’s civil aviation market witnessed a strong demand. In the whole industry, transport turnover reached 108.3 billion ton-kilometers, the passenger volume reached 550 million, and the cargo volume reached 7.058 million tons, representing a year on year growth of 12.5%, 13% and 5.7% respectively. The function of Beijing Capital Airport, Shanghai Pudong Airport, Guangzhou Baiyun Airport among other airports as international hubs has been strengthened. The number of international flights increased by 4.7%, 5.5% and 16.9% respectively on a year on year basis. The regional-hub airports developed very rapidly. Across China, there were up to 32 airports which transport 10 million passengers or above annually. The regional aviation developed rapidly. The growth rate of passenger volume of regional airports was 11.4 percentage points higher than the average growth rate of all airports across China. The aviation cargo transport grew strongly. The cargo turnover increased by 9.6% on a year on year basis. Especially, the cargo turnover and transportation volume of international air routes increased by 13.3% and 14.3% respectively on a year on year basis. From the perspectives of market, China’s domestic trip demand was very strong, with increased transport volume and price; while international/regional far-end routes and the medium-short distance routes achieved significantly different economic benefits. The transport capacity of far-end routes was oversupplied. As a result, the quality was seriously diluted. The medium-short distance routes, such as Taiwan, Japan, Korea, achieved good economic benefits. Japan and Middle East routes achieved much more economic benefits compared with last year.

2.	Features of Aviation Industry

(1)	The development level of civil aviation industry is an important embodiment of the comprehensive national strength.

The civil aviation industry is an important foundation industry of the national economy. On one hand, its development level reflects the modernisation level, economy structure, open level and other conditions of a country or a region. On the other hand, it is an important indicator to measure the national or regional economic competitiveness.

(2)	Civil aviation industry is featured with commonality.

Civil aviation industry plays a role that other transport methods can not replace in promotion of international communication, providing service for public travel, emergency rescue and disaster relief, and many other social and public services. Aviation passenger transport is the basis for the development of the tourism industry and a safeguard for international political, economic and cultural communications.

Aviation transport is routinely used for international transoceanic passenger transport. Aviation cargo transport is a must for the development of trade, logistics, high-tech and many other industries and the basis for the development of postal express industry.

(3)	Civil aviation industry is featured with high degree of technology content.

Civil aviation industry is featured with high degree of technology content, long industry chains, and advanced technology-integration. The development of the civil aviation industry provides a vast room for the technological innovation of related fields. Especially, the upstream aviation manufacturing industry may drive the development and innovation of material, metallurgy, chemical, mechanical manufacturing, special processing, electronics, information and many other industry. It is a strategic industry and forerunner high-tech industry for a country’s economic development and an important symbol of a country’s modernization, industrialization, science and technology, and comprehensive national strength.

(4)	Civil aviation industry is featured with high risks and high investments.

On one hand, high risks are reflected in uncertainties in air transport. The unsafe risk sources are very complex and diverse. There are many uncontrollable factors. Once there is any problem, the consequences are unthinkable. On the other hand, high risks are largely affected by political and economic situations. War, unrest, terrorist incidents, even epidemic disease will exert an unexpected impact on it. In addition, fluctuations in exchange rate, interest rate, and price of aviation fuel will also exert a huge impact on its operation and profitability. High investments are reflected in that airlines need to make huge investments in fixed assets, including investment in capacity input, infrastructure and technology reconstruction, among which, the cost of purchasing aircraft, flight cost, and maintenance cost are huge. Airlines also need to input a huge fund for supporting infrastructure, facility, equipment and technology transformation.

3.	The Industry Position of the Company

The Company is an airline with the most aircraft, the most advanced air network, the largest annual passenger transport volume in China. Based in Guangzhou, the Group has 16 branches, including Beijing and Shenzhen and 6 majority-held civil aviation subsidiaries, including Xiamen Airlines. The Company has set up SAGA in Zhuhai and 22 domestic offices in cities such as Hangzhou and Qingdao. It also has set up 68 overseas offices in cities such as Sydney, New York. By the end of 2017, the Company has operated a total of 754 passenger and cargo aircraft, including Boeing 787, 777, 747, 737 series, Airbus 380, 330, 320 series, and many other models. It is the first airlines in the globe operating Airbus A380 and Boeing B787 at the same time. In 2017, the Company’s passenger volume reached 126 million. This was its 39th consecutive year for the Company to play the leading role in such aspect among China’s airlines. Both of the Company’s fleet scale and passenger transport volume ranked the first in Asia and the fourth in the globe. The Company maintained the best safety record of China’s airlines. In September, 2012, the Company was awarded “Safety Flight Diamond Award”, the top award for safety flight for China’s civil aviation industry. The Company was an airlines with the highest safety star in China.

Each day, the Company had more than 2,000 flights to more than 40 countries and regions and more than 200 destinations in the globe, with over 300,000 seats. Through close cooperation with the members of SkyTeam, the Company’s network was extended to 1,062 global destinations and connected 177 countries and regions. The Company fully created “Canton Route” international aviation hub. The Company also increased the international navigable points from Guangzhou hub to 52 destinations. The Company has established improved networks in the regions mainly covered in “the Belt and Road Initiatives”, such as, South Asia, Southeast Asia, South Pacific Ocean, Central and West Asia. The Company ranked the first among China’s airlines in terms of the number of routes, frequency of flights, and market shares. It has become the main force for aviation interconnection between China and the countries and regions. At present, the Company has operated 172 routes in 68 cities of 38 countries and regions participating in “the Belt and Road Initiatives”. Each week, the Company operated more than 2,200 flights and transported more than 15 million passengers annually.

(III)	Challenges

The major challenges faced by the Group include:

1.	Exchange rate fluctuation

In 2017, due to the integrated effect by stable pickup of China’s economy, balanced cross-boarder capital flows, and, Fed raising rates, reducing the balance sheet and conducting tax reform, RMB exchange rate first depreciated and then appreciated. RMB against US dollar middle exchange rate appreciated greatly by 6.1%. Look forward to 2018, it is predicted that there will be a larger impetus for re-flow of capital to America. Meanwhile, China’s trade surplus is narrowing. From the perspectives of current account and capital account, downward trend in foreign exchange reserves remains, and pressure on the depreciation of RMB against US dollar also remains. Although the Group lowered the risk of fluctuations in the exchange rate by increasing the ratio of RMB liabilities in past years, due to the industry features, the Company will long maintain a certain scale of liabilities in foreign currencies (mainly in US dollars) and the fluctuations in the exchange rate will, to a certain extent, still affect the Company’s performance.

2.	Crude oil prices rebounding

In 2017, affected by reduction of output by Organization of Petroleum Exporting Countries, international crude oil prices experienced a rebound, which in turn significantly increased the airlines’ fuel costs. It is expected that international crude oil prices will likely experience a steady rise due to gradually recovering global demand in 2018. As fuel cost constitutes the Company’s main operating costs, rising fuel prices will increase fuel cost which have a direct impact on the performance results of the Company.

3.	Rapid expansion of high-speed rail network

By the end of 2017, the mileage of China’s high-speed railway has reached 25,000 km. The railway’s impact on aviation industry was increasing year by year. It is predicted that by 2020 and by 2025, the mileage of China’s railway will reach 150,000 km and 175,000 km respectively, of which, the mileage of high-speed railway will reach 30,000 km, with more than 80% of large cities covered, and 38,000 km respectively. It is expected that continuously improved high-speed railway network will exert a further impact on the growth of aviation customers. The operating results of the Company’s routes that overlap with the high-speed railway network (especially routes with mileage of no more than 800 km) will be impacted in the future to a certain extent.

(IV)	Profit Model, Operating Characteristics and Development Strategies

The Company established the goal of becoming an influential international airlines with an extensive network in 2005, which requires the Company to transform from a point-to-point liner airlines to network-based airlines. In order to achieve this goal, the Company gave priority to building of hub-based route network while promoting the strategic transformation of “three network building” (namely hub-based route network, marketing network and after-sales service network). On one hand, the Company accelerated the launch of routes from China to Australia, Southeast Asia, Central and West Asia, Europe and US, in order to rebalance the Company’s focus on the domestic and international markets; on the other hand, the Company proactively built Guangzhou and Beijing as its “dual cores”, in an effort to improve its network and improve its service efficiency. Accordingly, remarkable achievements has been made in hub construction, for example, the percentage of international routes to the Company’s total routes have been increasing rapidly, where its route network has became more “simplified”, and passengers have been provided with more transferring opportunities.

Meanwhile, the Company has always been attaching great importance to consolidating and expanding its advantage of numerous domestic routes while focusing on “point-to-point” routes. A “hub + point-to-point” operational mode with distinguished features which mainly base on the domestic market while partially focus on the international market and highlights mutual support between and overall connection of domestic and international market has been formed. Hub-based route network, being the core part of the route network of China Southern Airlines, pays a decisive role in the stabilization and development of overall network; “point-to-point” route network (with each base as a point), being a beneficiary support for the hub-based network, is of vital importance to the expansion of network coverage and improvement of hub-based route network.

The Company’s general idea of development strategy is that, by adhering to the keynote of “Making Steady Progress” and the strategic plan of “Safety First”, as well as the strategic guidance of “Leading Market”, China Southern Airlines will make positive efforts in building Guangzhou and Beijing as its “dual cores”. By firmly following the strategic direction of “standardization, integration, intelligentization and globalization”, the Company will move forward with aim to build a international first-class airlines.

By the end of the “13th Five-year Plan” period, the Group will develop into a large international airlines with an extensive network and a fleet of exceeding 1,000 aircraft. The annual passenger volume and cargo volume will reach 160 million and more than 2 million tonnes, respectively.

(V)	Security Ensurence Input

During the reporting period, the Company always insisted on the principle of “safety first”, constantly strengthened safety management system, continued to modify safety rules and regulations, cracked down strictly and precisely on any act in violation of regulations. In 2017, the Company educated relevant employees for 5 times for safety event, issued 55 announcements on handling safety events, investigated related safety events and ascertained

305 persons to be held accountable. At the same time, the Company paid attention to giving positive incentives and implemented a system to reduce responsibility in the case of active report. Throughout 2017, the Company reduced responsibility of relevant employees in a total of 16 cases and gave 465 rewards to high-performance individuals as to risk prevention and control and dealing with special situations.

During the reporting period, the Company continued to strengthen the prevention and control of safety risk. It collected a total of 11,373 pieces of information on safety events, released a total of 4,221 pieces of information on safety events and 18 times of safety warning. The Company pushed forward employees to voluntarily report and actively prevent and control the safety risks. In 2017, the Company received a total of 8,732 pieces of voluntary reports. The Company also normalized the risk early warning work. The Company released 12 monthly/quarterly periodical safety risk and information management reports, and released and forwarded more than 80 times of industry/system safety prompt.

During the reporting period, the Company organized 10,288 sessions of all types of safety training, and the total participants reached 704,215. Safety training is a must for all employees. As to safety culture, the Company organized labor emulations, such as “100-day Campaign for Safety”, “Top Ten Safety Pacesetters” and “AnKang Cup”, and many other safety activities. Meanwhile, the Company’s internal media publicized the results of such activities. This helped all employees participate in such safety activities and formed a good safety atmosphere.

By the end of the reporting period, the Group continued to keep the best safety records among Chinese airlines by successively maintaining aviation safety for 18 years.

(VI)	Information on New Air Routes and Future Route Plan during the reporting period

During the reporting period, the Group followed the national strategic layout of “the Belt and Road Initiatives” and “Interconnection” and insisted on providing quality services for maintaining strong in China and being excellent internationally. The Group opened 210 domestic routes (such as Beijing-Hailaer, Chongqing-Shanghai Hongqiao, Hangzhou-Xi’an, Shenzhen-Changchun-Changbaishan, Wuhan-Jinan, Chongqin-Lhasa, Changsha-Xining, Dalian-Huhhot, Hangzhou-Sanya) and 33 international and regional routes (such as Guangzhou-Vancouver-Mexico City, Shenzhen-Melbourne, Shenzhen-Moscow, Guangzhou-Cairns, Guangzhou-Colombo-Male, Guangzhou-Vientiane, Xiamen-Los Angeles, Xiamen-Hangzhou-Melbourne). In 2018, the Group will continue to improve international network layout, and plans to launch international routes, such as Guangzhou-Rome, Beijing-Teheran, Shenzhen-Da Nang, Urumchi-Lahore and Wuhan-London. Currently, the Group has no plan to cease any route.

II. Analysis on Core Competitiveness during the Reporting Period

The Company’s five core competitivenesses has begun to take shape, including its powerful and improving scale and network advantages, its hub operation and management capability with Guangzhou as the core, its resources interoperability under the matrix management mode, its service brand influence and its advanced information technology in full.

(1)	Powerful and improving scale and network advantages. The Company had the largest fleet in China and advanced fleet performance. It is the only airlines in China operating A380, and has mature experience in operating both A380 and B787. The Group has the most intensive network by forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. With the largest volume of passenger traffic, the Company is the first airlines in China with its amount of passenger traffic exceeding 100 million. At present, the Group has 16 branches, including Beijing and
Shenzhen and 6 majority-held civil aviation subsidiaries, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines, Guizhou Airlines, Chongqing Airlines and Henan Airlines and 22 domestic offices, and established 68 overseas offices in all continents. Therefore, the Company has formed a comprehensive sales network with branches, subsidiaries, domestic offices and overseas offices.

(2)	Constantly enhanced ability to operate and manage Guangzhou as core hubs. In 2017, the Company further improved its international layout and opened 5 new routes, including Guangzhou-Vancouver-Mexico City and Guangzhou-Cairns. The Company also increased the international navigable points of Guangzhou hub to 52. By the end of 2017, the Company input more than 195 aircraft in Guangzhou, of which, nearly 54 aircraft were wide-body aircraft. At present, Guangzhou hub has formed its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North

America, Middle East, Africa covered. During the reporting period, Guangzhou hub’s transfer passengers increased by 24.2% on a year on year basis and its transfer revenue increased by 22.6% on a year on year basis. Its hub effect continued to appear.

supporting resources such as marketing, flights, maintenance and service continued to rise. In the future, the Company will further strengthen innovation in systems and mechanisms to enhance efficiency of resource allocation, system coordination and add value to the advantages it currently enjoys.

(5)   Fully leading information system. The Company attached important to corporate information construction and has an information technology team composed of 1,000 experts. The Company’s information technology R&D ability was a leading position in the industry. The Company constructed and reconstructed several IT systems, such as new version of official websites, mobile APP, Wechat platform, B2B, etc. This has formed passenger marketing, operation control, ground services, aviation safety, cargo transport, corporate management and public platform and many other systems, providing a strong support for the strategic transformation and business development of the Company. These were the information construction accomplishments the Company achieved and generally accepted in the industry, of which, the Company’s official Weibo account and official Wechat account were awarded “2017 Most Influential New Media Accounts among Central Government-led Enterprises”. Since 2016, China Southern Airlines has fully promoted “Internet+” strategy, implemented the construction of e-commerce platform -“China Southern e-travel”, and fully created mobile user end one-stop service platform. In 2017, the number of online functions of “China Southern e-travel” reached 271, with up to 240 millions of visits, representing a year on year growth of 48.4%. The Company fully kept its industrial leading position as to APP downloads, number of followers of social media, number of monthly active users and many other indicators.

(3)   Resources interoperability under the matrix management mode. With its scale of having multiple bases, hubs, models and fleet, we adopted a matrix management mode based on “horizontal integration and resources sharing”, which not only unified the headquarters’ control over resources, policy and operation standards but also demonstrated branches’ and subsidiaries’ motivated participation in security, marketing and service innovation, making good use of the Company’s advantages in scale and network. At present, the matrix management mode has become a normal management practice, under which core resources such as the capacity, routes and slots were methodically coordinated and the synergy among

(4)   Striving for world first-class brand service. In order to create world first-class service brand, the Company continuously improved its service quality, and its brand influence was gradually enhanced at China and world by brand benchmarking the world first-class level on SKYTRAX. The Company continued to improve the quality of in-flight meals and entertainment, and its overall service level maintained a steady rise through the introduction of in-flight WIFI, improvement of membership service, establishment and perfection of closed-loop management mechanism in 2017. The key indicator evaluated by SKYTRAX continue to improve.

Reliable to INCREDIBLE

During the reporting period, the Group has achieved safe flight of 2.567 million hours with an accumulated safe flight of 20.662 million hours and with 13,700 hours for general aviation flights. We have maintained aviation safety for more than 18 years and aviation security for 23 years. We have maintained the best safety record among Chinese airlines.

Principal Accounting Information and Financial Indicators

Principal Accounting Information

		Unit: RMB million
	2017	2016	Increase/ (Decrease)%
Operating revenue	127,806	114,981	11.15
Profit attributable to equity shareholders of the Company	5,961	5,044	18.18

	As of 31 December		Increase/ (Decrease)%
	2017	2016
Net assets attributable to equity shareholders of the Company	49,936	43,456	14.91
Total assets	218,718	200,442	9.12

Principal Financial Information

Principal Financial Indicators	2017	2016	Increase/ (Decrease)%
Basic earnings per share (RMB/share)	0.60	0.51	17.65
Diluted earnings per share (RMB/share)	0.60	0.51	17.65

Summary of Operating Data

RPK
(million)
250,000
200,000
150,000
100,000
50,000
148,417
166,629
189,588
206,106
230,697
2013
2014
2015
2016
2017

RTK
(million)
30,000
25,000
20,000
15,000
10,000
5,000
17,469
19,780
22,388
24,387
27,321
2013
2014
2015
2016
2017

ASK
(million)
300,000
250,000
200,000
150,000
100,000
50,000
186,800
209,807
235,616
255,992
280,646
2013
2014
2015
2016
2017

ATK
(million)
40,000
32,000
24,000
16,000
8,000
24,952
28,454
32,205
34,980
38,332
2013
2014
2015
2016
2017

Passenger load factor
(%)
100
80
60
40
20
79.5
79.4
80.5
80.5
82.2
2013
2014
2015
2016
2017

Total load factor
(%)
100
80
60
40
20
70.0
69.5
69.5
69.7
71.3
2013
2014
2015
2016
2017

	For the year ended 31 December		Increase/ (decrease)%
	2017	2016
Traffic:

Revenue passenger kilometers (RPK) (million)

Domestic	160,427.72	144,979.57	10.66

Hong Kong, Macau and Taiwan	2,934.65	3,083.71	(4.83)

International	67,334.50	58,042.36	16.01

Total:	230,696.87	206,105.64	11.93

Revenue tonne kilometres (RTK) (million)

Domestic	15,833.96	14,551.20	8.82

Hong Kong, Macau and Taiwan	282.52	292.46	(3.40)

International	11,204.15	9,542.90	17.41

Total:	27,320.63	24,386.56	12.03

RTK – Passenger (million)

Domestic	14,143.67	12,794.43	10.55

Hong Kong, Macau and Taiwan	257.77	270.59	(4.74)

International	5,910.35	5,099.18	15.91

Total:	20,311.80	18,164.20	11.82

RTK – Cargo and mail (million)

Domestic	1,690.29	1,756.77	(3.78)

Hong Kong, Macau and Taiwan	24.75	21.87	13.17

International	5,293.80	4,443.72	19.13

Total:	7,008.83	6,222.36	12.64

Passengers carried (thousand)

Domestic	108,616.65	98,463.43	10.31

Hong Kong, Macau and Taiwan	2,329.80	2,340.68	(0.46)

International	15,352.29	13,814.52	11.13

Total:	126,298.75	114,618.63	10.19

	For the year ended 31 December
	2017	2016	Increase/ (decrease)%
Cargo and mail carried (thousand tonnes)
Domestic	1,048.18	1,083.68	(3.28)

Hong Kong, Macau and Taiwan	22.01	19.73	11.56

International	601.97	509.14	18.23

Total:	1,672.16	1,612.55	3.70

Capacity:

Available seat kilometres (ASKs) (million)

Domestic	194,354.34	179,655.46	8.18

Hong Kong, Macau and Taiwan	3,843.89	4,193.19	(8.33)

International	82,447.49	72,143.29	14.28

Total:	280,645.72	255,991.94	9.63

Available tonne kilometres (ATKs) (million)

Domestic	22,168.17	20,740.93	6.88

Hong Kong, Macau and Taiwan	446.80	491.23	(9.04)

International	15,717.21	13,748.02	14.32

Total:	38,332.18	34,980.18	9.58

Available tonne kilometres (ATKs) – Passenger Traffic (million)

Domestic	17,491.89	16,168.99	8.18

Hong Kong, Macau and Taiwan	345.95	377.39	(8.33)

International	7,420.27	6,492.90	14.28

Total:	25,258.11	23,039.28	9.63

Available tonne kilometres (ATKs) – Cargo and mail (million)

Domestic	4,676.28	4,571.93	2.28

Hong Kong, Macau and Taiwan	100.85	113.84	(11.41)

International	8,296.93	7,255.13	14.36

Total:	13,074.07	11,940.90	9.49

	For the year ended 31 December		Increase/(decrease)
Load factor:	2017	2016	percentage points
Passenger load factor (RPK/ASK) (%)

Domestic	82.54	80.70	1.84

Hong Kong, Macau and Taiwan	76.35	73.54	2.81

International	81.67	80.45	1.22

Average:	82.20	80.51	1.69

Total load factor (RTK/ATK)(%):

Domestic	71.43	70.16	1.27

Hong Kong, Macau and Taiwan	63.23	59.54	3.69

International	71.29	69.41	1.88

Average:	71.27	69.72	1.55

Yield:			Increase/ (decrease)%
Yield per RPK (RMB):

Domestic	0.53	0.53	—

Hong Kong, Macau and Taiwan	0.78	0.72	8.33

International	0.37	0.40	(7.50)

Average:	0.49	0.50	(2.00)

Yield per RFTK (RMB):

Domestic	1.17	1.15	1.74

Hong Kong, Macau and Taiwan	4.23	3.91	8.18

International	1.32	1.14	15.79

Average:	1.30	1.16	12.07

Yield per RTK (RMB):

Domestic	5.52	5.45	1.28

Hong Kong, Macau and Taiwan	8.45	7.92	6.69

International	2.87	2.94	(2.38)

Average:	4.46	4.50	(0.89)

	For the year ended 31 December		Increase/
	2017	2016	(decrease)%
Cost

Operating cost per ATK (RMB)	3.21	3.04	5.59

Flight Volume

Kilometers flown (million)	1,623.01	1,504.31	7.89

Hours flown (thousand)

Domestic	1,964.04	1,833.17	7.14

Hong Kong, Macau and Taiwan	36.60	39.26	(6.78)

International	565.87	502.91	12.52

Total:	2,566.51	2,375.34	8.05

Number of flights (thousand)

Domestic	878.58	835.10	5.21

Hong Kong, Macau and Taiwan	18.03	18.95	(4.85)

International	113.85	105.06	8.37

Total:	1,010.46	959.11	5.35

Note:    Discrepancies between the column sum are due to rounding of percentage numbers

Summary of Fleet Information

As at 31 December 2017, the size and structure of fleets and the delivery and disposal of aircraft of the Group were as follows:

					(unit: number of aircraft)

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Delivery during the reporting period	Disposal during the reporting period	Total Number of aircraft at the end of the Reporting Period
Passenger aircraft
Airbus
A380	0	2	3	0	0	5
A330-300	8	20	1	7	0	29
A330-200	2	7	7	0	0	16
A321	22	42	34	9	0	98
A320	44	41	57	10	3	142
A319	17	0	14	0	6	31
Boeing
B787-8	2	13	1	0	0	16
B787-9	0	4	0	3	0	4
B777-300ER	0	9	1	0	0	10
B777-200	0	0	2	0	2	2
B757-200	0	0	6	0	4	6
B737-800	146	70	101	50	2	317
B737-700	3	0	35	0	7	38
B737-300	0	0	0	0	3	0
Other
EMB190	20	0	6	0	0	26
Passenger Aircraft Sub-total	264	208	268	79	27	740
Freighter
B747-400F	0	0	2	0	0	2
B777-200F	0	5	7	0	0	12
Freighter Sub-total	0	5	9	0	0	14
Total	264	213	277	79	27	754

Composition of Fleet in the Form of Possession in 2017

(Number of aircraft)

277
(36.7%)
213
(28.3%)
264
(35.0%)
Purchased
Under finance lease
Under operating lease

Composition of Passenger Aircraft in 2017

(Number of aircraft)

82
(11.1%)
658
(88.9%)
Narrow-body aircraft
Wide-body aircraft

Changes in Number of Aircraft in the Next Three Years
(Number of aircraft)
1,000
900
800
700
600
500
400
300
200
100
840
916
979
2018
2019
2020

From 2018 to 2020, the delivery and disposal of aircraft of the Group will be as follows:

								(unit: number of aircraft)

	2017		2018			2019			2020
Models	Number of aircraft at the end of the Period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period
Passenger aircraft
Airbus
A380	5	/	/	5	/	/	5	/	/	5
A330-300	29	5	/	34	/	1	33	/	7	26
A330-200	16	/	/	16	/	2	14	/	/	14
A350-900	/	/	/	/	6	/	6	6	/	12
A321	98	21	/	119	25	2	142	14	3	153
A320	142	18	7	153	15	11	157	8	/	165
A319	31	/	/	31	2	4	29	2	7	24
Boeing
B787-8	16	/	/	16	/	/	16	/	/	16
B787-9	4	10	/	14	7	/	21	5	/	26
B777-300ER	10	/	/	10	5	/	15	3	/	18
B777-200	2	/	2	/	/	/	/	/	/	/
B757-200	6	/	6	/	/	/	/	/	/	/
B737-700	38	/	3	35	/	/	35	/	/	35
B737-800	317	61	11	367	45	1	411	51	/	462
Other
EMB190	26	/	/	26	/	8	18	/	9	9
Passenger Aircraft Sub-total	740	115	29	826	105	29	902	89	26	965
Freighter
B747-400F	2	/	/	2	/	/	2	/	/	2
B777-200F	12	/	/	12	/	/	12	/	/	12
Freighter Sub-total	14	/	/	14	/	/	14	/	/	14
Total	754	115	29	840	105	29	916	89	26	979

Note: The Company’s fleet change will be subject to actual operation.

Highlights of the Year

MAR

The Guangzhou Hub of China Southern Airlines fully opens the "Through Flight" business. Since 1 March 2017, the passengers of all China Southern Airlines' international flights transferring via Guangzhou Baiyun International Airport can enjoy the convenience of "through transit and through baggage". Passengers can complete all check-in procedures of the departure station and transfer station (Guangzhou) at the departure station in one go, and can pick up the checked baggage at the destination station. The convenient clearance service has comprehensively covered 55 international routes from Guangzhou of the China Southern Airlines.

China Southern Airlines concluded strategic cooperation with American Airlines. On March 28, the largest Asian airline, China Southern Airlines, formally signed Framework Agreement, Share Subscription Agreement and other a series of Business Cooperation Agreements with the world's largest airline-American Airlines in Guangzhou. Both parties will build up a long-term and comprehensive strategic partnership, and the airline network extends to more cities within the borders of China and America, so as to provide more convenient and diversified travelling choices for passengers.

MAY

China Southern Airlines participated in the Fortune Global Forum. On 11 May China Southern Airlines signed Cooperation Agreement with Fortune Global Forum to officially become the partner and official airlines sponsor of the Fortune Global Forum in 2017. During the period of Fortune Global Forum in December, China Southern Airlines attended relevant meetings and took part in various activities.

APR

MEXICO

Mexico City route was put into operation. On April 10, China Southern Airlines officially opened the Guangzhou-Vancouver-Mexico City route. This is the first route to Mexico under Chinese Civil aviation and also the only route flying to Latin America from Guangzhou at present. It is the great achievement of the China Southern Airlines services' "the Belt and Road Initiatives" to promote the further exchange and cooperation between China and Mexico, and to speed up the construction of international aviation hub in Guangzhou.

JUN

China Southern Airlines starts using the first intelligent face recognition boarding system in China. On 28 June, China Southern Airlines started using the first intelligent face recognition boarding system in Nanyang Airport, Henan Province. Passengers can on-board aircraft by walking through the barrier machine after face recognition at the boarding gate within seconds, which further improves the accuracy of security check, avoids the error of aircraft boarding, saves travel time and promotes the passenger's travel experience at the same time.

JUL

The 20th anniversary of trans-Pacific non-stop flight. On 21 July, China Southern Airlines held the theme activity of "'20-year leap to witness the miracle" in Guangzhou to commemorate the 20th anniversary of the first trans-Pacific non-stop flight and the opening of Guangzhou-Los Angeles Route. The launch of such route achieves the trans-Pacific non-stop commercial flight by twin-engine planes for the first time in human history and creates the historical precedent of civil aviation throughout the world.

China Southern Airlines accomplished 2017 safety year. At 23:56 in the evening of 31 December 2017, the flight CZ3780 of China Southern Airlines flying to Guangzhou from Ningbo landed at Guangzhou Baiyun International Airport smoothly, which marked that China Southern Airlines smoothly accomplished the safety operation year, during which 126 million passengers were safely transported and China Southern Airlines continued to maintain the best safety record of the Chinese civil aviation.

DEC

The accessible website of China Southern Airlines was opened up. On 19 December, the accessible website of China Southern Airlines was opened up to provide professional network services for visually-impaired persons which was the first airlines opening accessible website in China.

NOV

China Southern Airlines was awarded the title of "Customer Satisfaction Model". On 22 November, the 2017 China's Annual Satisfaction Meeting-China National Customer Satisfaction Index Information Conference sponsored by China Quality Association and National User Council was convened in Ningbo city of Zhejiang province, and in the meeting, China Southern Airlines was awarded the title of national "Customer Satisfaction Model" and got the first prize for the air service of China National Customer Recommendation Index.

OCT

China Southern Airlines held the opening ceremony of Beijing's new airport base. On 10 October, China Southern Airlines held the opening ceremony of the Beijing's new airport's base project. The construction covers five major functional areas. Through Beijing's new airport base, China Southern Airlines will spare no effort to make Beijing core hub. By 2025, it is estimated to station 250 aircraft to build the network covering international and domestic destinations.

SEP

China Southern Airlines Sichuan Branch was established. On 26 September, China Southern Airlines Sichuan Branch was formally established. Rooted in Sichuan province and serving Southwest, China Southern Airlines constantly improves airline network, enriches travel products and promotes service brand, so as to better serve for passengers, the construction of state "the Belt and Road Initiatives" and economic and trade development and the tourist industry of the West.

Extensive to INTENSIVE

We resolutely treasure the value of our customer, our member scale reached 34.523 million. We led the markets and increased the input in high-return routes, our input in major airports accounted for 89% of the Company by seat kilometres. We were deeply integrated with Xiamen Airlines and Sichuan Airlines to enhance the influence of“China Southern”on the markets.

Management Discussion and Analysis

In 2017, We accelerated the implementation of our strategies and unremitting advanced “standardized, integrated, intelligent and international” development to create “Sunshine CSA”. We resolutely guaranteed aviation safety, stepped up efforts to improve the quality and efficiency, and steadily pushed forward reforms. The Company has maintained a positive and upward development trend, obtained the best operation results in history.

I.	BUSINESS REVIEW

In 2017, the global economy witnessed a continuous expansion, with an overall mild inflation. The economy of the United States and many other developed and emerging countries picked up. The global trade and cross-border capital flow were significantly strengthened. According to the UN’s statistics, in 2017, the global economy growth reached 3%, representing the most rapid growth since 2011 and approximately 2/3 of the countries in the globe saw a more rapid growth in 2017 than in 2016. However, the basis for the global economy revival has not been stable yet. The trend of anti-globalization and the protectionism in trade and investment has gained momentum and global debts continued to accumulate. Meanwhile, geopolitical risk, terrorism and many other problems remained.

According to the data released by International Air Transport Association (“IATA”), in 2017, the global passenger aviation demand increased by 7.6% year on year, which is far higher than 5.5%, the average growth rate in the past 10 years; the global aviation capacity increased by 6.3%; and the passenger load factor increased by 0.9 percentage points to 81.4%. From the perspective of the international aviation market for passengers, driven by sound economic growth and increase of routes, the Pacific Asia market, especially with China as the lead, witnessed the most rapid passenger growth in 2017. From the perspective of domestic aviation market for passengers, India, China and Russia also outpaced other major markets.

According to the statistics of Civil Aviation Administration of China (“CAAC”), in 2017, China remained the world’s second largest aviation market, with a total annual transport turnover of 108.31 billion ton kilometers, representing a year on year growth of 12.5%; number of domestic and regional passengers reached 500 million, representing a year on year growth of 13.7%; number of international passengers reached 55.442 million, representing a year on year growth of 7.4%; cargo transport volume reached 7.058 million tons, representing a year on year growth of 5.7%.

In 2017, under the background of global economy recovery, China civil aviation’s international and domestic market witnessed rapid growth. The Company, however, still faced many challenges, fierce market competition, pickup of oil price, impact from high-speed rail, etc. We accelerated the implementation of our strategies and unremitting advanced “standardized, integrated, intelligent and international” development to create “Sunshine CSA”. We resolutely guaranteed aviation safety, stepped up efforts to improve the quality and efficiency, and steadily pushed forward reforms. The Company has maintained a positive and upward development trend, obtained the best operation results in history, been awarded “Top 50 Global Most Valuable Airline Brands” and ranked sixth globally and first in China.

1.  Safety Operation

We always regard safety as our top priority. We have further improved aviation safety management manuals, strengthened the guidance role of the management staff, created the safety culture of “Capability, Compliance and Honesty” and resolutely uphold the safety standards. During the reporting period, the Group has achieved safe flight of 2.567 million hours with an accumulated safe flight of 20.662 million hours and with 13,700 hours for general aviation flights. We have maintained aviation safety for more than 18 years and aviation security for 23 years. We have maintained the best safety record among Chinese airlines.

We have achieved 2.567 million hours of safe flight and more than 18 years aviation safety

We focused on improving the operation and support standard, establishing frontline authorization mechanism, improving the efficiency to handle emergent conditions, and ensuring to serve the passengers at first instance. We further enhanced the integrated control of operation resources, continue to minimize the flight delay and have realized the leading position on the flight on-time rates in our industry. We increased the utilization efficiency of the aircrew resources, actively optimized the routes, and pushed forward the management of fuel. As a result, we have achieved a year on year drop of 0.66% on fuel consumption per ton kilometre and reduced the carbon emission by 63,000 tons in the year.

2.	Fleet and Staff

During the reporting period, we have deeply analysed the changes in the markets, and constantly optimized the fleet structure based on the Company’s long-term development strategies, while conforming to the new trend in optimizing the layout of the passenger cabins. The Company continue to introduce more advanced and fuel-efficient aircraft, 79 aircraft have been introduced and 27 old aircraft have been retired in 2017. At the year end, our fleet includes 754 aircraft. During the reporting period, the Company purchased 8 B777-300ER aircraft and 30 B737-8 aircraft from Boeing, and 20 A350-900 aircraft from Airbus. It is expected that those aircraft will be delivered from 2019 to 2022. We fully initiated the modification of the cabin layout and we have completed modification of 216 narrow-body aircraft, where passenger experiences have been improved.

We have achieved a year on year drop of 0.66% on fuel consumption per ton kilometre	With 79 aircraft have been introduced, our fleet number reached 754

We recruited 4,446 new employees, conducted training over

41,000 person/time

The passengers transferred in Guangzhou hub grew by

24.2% year on year,

The international and regional routes from Guangzhou

have reached 61

During the reporting period, we enhanced cooperation with universities and recruited 4,446 new employees, of which were 634 pilots, providing a guarantee of sufficient quality human resources for the Company’s development. We made extra efforts to improve the quality of employees and conducted various types of training, totalling 1,880 items, with 41,000 person involved in total. As of the end of 2017, the Group had 1,282 foreign employees in total, of which there were 291 foreign pilots and 257 foreign attendants. In 2017, the Company was again awarded two awards, i.e. “China’s Top 30 Best Employers” and “The Most Attractive Employer to Women”.

3.	Network and Hub

During the reporting period, we focused on building the “Guangzhou-Beijing Dual Hub” strategic layout and acceleration of all the preparation work for stationing in Beijing’s new Airport. China Southern Airline’s base and Beijing’s new Airport will be completed simultaneously. We continued to build the Guangzhou central hub, implemented the national “the Belt and Road Initiatives”, steadily expanded international network, so as to “increase quality, efficiency and speed” to prepare for the launch of T2 in Guangzhou Baiyun Airport and to strive to turn the Guangzhou central hub into the best strategic aviation hub in China. We coordinated slots resources and route structure, as well as continuing to optimize the transfer connections. As a result, the hub effect continued to appear. The passengers transferred in the Guangzhou hub grew by 24.2% on a year on year basis. We

We were first

to lauch

stand-up luggage

We were awarded national

“Customer Satisfaction Benchmark”

achieved a year on year transfer revenue growth of 22.6%. We launched new flight routes of Guangzhou-Vancouver-Mexico city, Guangzhou-Cairns and Guangzhou-Colombo-Male, and the international and regional routes in Guangzhou have reached 61, the flights have achieved more than 543 per week.

4.	Product and Service

During the reporting period, the Company always adhered to the customer-oriented culture and continued its innovative and refined services. Among Chinese carriers, we were the first to launch barrier free websites, boarding by face recognition and “stand-up luggage”. In China, the Guangzhou hub was the first to implement the comprehensive go-through transport service and continued to upgrade the intelligent experiences for passengers. We have gradually launched “Kapok International” selected routes and promoted star products, such as large bowl of beef noodles and Cantonese style clay pot rice. We also enlarged the range of meal pre-book for passengers. We were leading in the industry as to passenger satisfaction. Xiamen Airlines launched new uniforms for the ground staff on the theme of “classic and future”, and also launched new ground services of “Convenient journey, Free journey, True-Love journey, Honour journey, Surprising journey, and Love-you journey”, which were praised by a wide range of customers. In 2017, the Company was awarded national “Customer Satisfaction Benchmark” by China Quality Association.

“China Southern e-treval” was visited

240 million times

We achieved electronic direct sale revenue of

RMB40.24 billion

5.	Marketing

During the reporting period, we focused on advancing intelligent marking, roundly promoted “China Southern e-travel”, and made 271 functions online. The platform was visited 240 million times, representing a year on year growth rate of 48.4%. We remained the leading position in the industry as to various indicators, such as APP download, the number of social media followers, number of monthly active users. We achieved electronic direct sale revenue of RMB40.24 billion, representing a year on year growth of 39.5%. We resolutely treasure the value of our customer. Our member scale reached 34.523 million, representing a year on year growth of 14.7%. We realized revenue from frequenter of RMB36.16 billion, representing a year on year growth of 11.5%. The overall sale revenue from corporate accounts reached RMB9.5 billion, representing a year on year growth of 28%. We were deeply integrated with Xiamen Airlines and Sichuan Airlines to enhance the influence of “China Southern” on the markets. We led the markets and increased the input in high-return routes. Our input in major airports accounted for 89% of the Company by seat kilometres. We regarded the maximization of marginal contribution as the core, fully optimized international and domestic traffic rights and actively prepared for potential markets. As a result, the utilization rate of the aircraft increased by 0.26 hours on a year on year basis.

During the reporting period, the Group’s passenger transport revenue increased by 10% on a year on year basis, hitting a new record high in the recent 5 years. Our passenger load factor reached the highest in history. Meanwhile, we seized the opportunities of increased cargo transport demand to focus on improving the load factor of freighter, to exploit the effect of network hub, and to strengthen cooperation with corporate accounts. As a result, revenue from cargo transport increased by 26.3% year on year and the freighter transport achieved profit of RMB651 millions, hitting a new record high in the history.

The Group’s asset to

liability ratio decreased by

1.17

percentage points on a year on year basis to

71.40%

6.	International Cooperation

During the reporting period, the Company reached a strategic cooperation agreement with American Airlines. According to this agreement, American Airlines subscribed the Company’s shares in August 2017 by USD200 million. China Southern Airlines and American Airlines also established a code sharing partnership on 18 January 2018 to provide more convenient and diversified trip options for passengers. The Company fully participate in the global network of SkyTeam and continuously strengthen the cooperation with

SkyTeam’s members. Based on the “friend circle” in the existing international and domestic carriers, we expanded the circle according to the market demands. Therefore, we partnered with British Airways, Etihad Airways, South American Airlines and other airlines. At present, the Company has shared codes with 25 international and domestic airlines, such as, France Airlines, KLM Royal Dutch Airlines, Delta Airlines, American Airlines, Qantas Airways, in 585 routes (including trunk routes and beyond routes). This further enlarged our sales channels and flight route network. In 2017, the Company achieved more than RMB4 billion sales revenue from code sharing.

7.	Finance Management

During the reporting period, we continued to strength the comprehensive budget management and advance project value management. As a result, the cost control standard significantly increased. We also constantly optimized financing structure to lower the financing cost. We issued a round of RMB1 billion of ultra-short-term financing Bills. We adopted China’s bonded lease financing method to raise RMB17.3 billion for introducing 42 aircraft. We optimized our debt structures and comprehensively adopted innovative means such as, currency swap, to lower the exchange rate risks. We continued to optimize the operation of the overseas fund pools. Overseas capital centralized projects were awarded the Euro Finance’s “2017 Taozhu Awards”. In 2017, the Group’s asset to liability ratio decreased by 1.17 percentage points on a year on year basis to 71.40%.

We achieved the profit attributable to equity shareholders of the Company of

RMB5,961 million

8.	Operating Results

During the reporting period, passengers transported by the Group reached 126 million, representing a year on year growth of 10.19%. The average passenger load factor reached 82.2%, representing a year on year growth of 1.69 percentage points. The passenger kilometer revenue reached RMB0.49, representing a year on year decrease of 2.00%. We achieved an operating revenue of RMB127,806 million, representing a year on year growth of 11.15%. Its operating expense reached RMB123,098 million, representing a year on year growth of 15.91%. We achieved the profit attributable to equity shareholders of the Company of RMB5,961 million, representing a year on year growth of 18.18%. Of which, Xiamen Airlines achieved a net profit of RMB1,477 million and maintained profitable for 31 consecutive years.

The Board would like to extend its sincere gratitude to the shareholders, management and all the employees of the Company, and is pleased to recommend the distribution of a dividend of RMB0.1 (inclusive of applicable tax) per share for the year ended 31 December 2017, totalling approximately RMB1,009 million based on the Company’s 10,088,173,272 issued shares. A resolution for the profit distribution will be submitted for deliberation at the 2017 Annual General Meeting of the Company.

II.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB5,961 million was recorded in 2017 as compared to the profit attributable to equity shareholders of the Company of RMB5,044 million in 2016. The Group’s operating revenue increased by RMB12,825 million or 11.15% from RMB114,981 million in 2016 to RMB127,806 million in 2017. Passenger load factor increased by 1.69 percentage point from 80.51%

in 2016 to 82.20% in 2017. Passenger yield (in passenger revenue per RPK) decreased by 2.00% from RMB0.50 in 2016 to RMB0.49 in 2017. Average yield (in traffic revenue per RTK) decreased by 0.89% from RMB4.50 in 2016 to RMB4.46 in 2017. Operating expenses increased by RMB16,894 million or 15.91% from RMB106,204 million in 2016 to RMB123,098 million in 2017. As a result of increase of operating revenue netted off by the increase of operating expenses, operating profit of RMB9,156 million was recorded in 2017 as compared to operating profit of RMB12,612 million in 2016, decrease by RMB3,456 million.

III.	OPERATING REVENUE

	2017		2016
	Operating revenue	Percentage	Operating revenue	Percentage	Changes in revenue
	RMB Million	%	RMB Million	%	%
Traffic revenue	121,873	95.36	109,693	95.40	11.10
Including: Passenger revenue	112,791		102,502		10.04
– Domestic	85,392		77,257		10.53
– Hong Kong, Macau and Taiwan	2,281		2,230		2.29
– International	25,118		23,015		9.14
Cargo and mail revenue	9,082		7,191		26.30
Other operating revenue	5,933	4.64	5,288	4.60	12.20
Mainly including:
Commission income	2,781		2,518		10.44
Ground services income	429		384		11.72
Expired sales in advance of carriage	396		376		5.32
General aviation service income	467		461		1.30
Hotel and tour operation income	547		625		(12.48)

Total operating revenues	127,806	100.00	114,981	100.00	11.15

Less: fuel surcharge income	(5,355)		(5,798)		(7.64)

Total operating revenue excluding fuel surcharge	122,451		109,183		12.15

Traffic Revenue Composition

(RMB million)

9,082
(7.45%)
2017
112,791
(92.55%)
7,191
(6.56%)
2016
102,502
(93.44%)
Revenue from cargo and mail
Revenue from passengers

Passenger Revenue Composition

(RMB million)

2,281
(2.02%)
25,118
(22.27%)
2017
85,392
(75.71%)
2,230
(2.18%)
23,015
(22.45%)
2016
77,257
(75.37%)
Hong Kong, Macao and Taiwan passenger
International passenger
Domestic passenger

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenues accounted for 95.40% and 95.36% of the total operating revenue in 2016 and 2017, respectively. Passenger revenue and cargo and mail revenues accounted for 92.55% and 7.45%, respectively of the total traffic revenue in 2017. During the reporting period, the Group’s total traffic revenue was RMB121,873 million, representing an increase of RMB12,180 million or 11.10%

from prior year, mainly due to the increase in transport capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income, ground services income and expired sales in advance of carriage.

The increase in operating revenue was primarily due to 10.04% increase in passenger revenue from RMB102,502 million in 2016 to RMB112,791 million in 2017. The total number of passengers carried increased by 10.19% to 126.30 million passengers in 2017. RPKs increased by 11.93% from 206,106 million in 2016 to 230,697 million in 2017, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.50 in 2016 to RMB0.49 in 2017, which is mainly due to the drop of average ticket price.

Domestic passenger revenue, which accounted for 75.71% of the total passenger revenue in 2017, increased by 10.53% from RMB77,257 million in 2016 to RMB85,392 million in 2017. Domestic passenger traffic in RPKs increased by 10.66%, while passenger capacity in ASKs increased by 8.18%, resulting in an increase in passenger load factor by 1.84 percentage points from 80.70% in 2016 to 82.54% in 2017. Domestic passenger yield per RPK was RMB0.53 in 2017 which is consistent with the same in 2016.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.02% of total passenger revenue, increased by 2.29% from RMB2,230 million in 2016 to RMB2,281 million in 2017. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 4.83%, while passenger capacity in ASKs decreased by 8.33%, resulting in an increase in passenger load factor by 2.81 percentage points from 73.54% in 2016 to 76.35% in 2017. Passenger yield per RPK increased from RMB0.72 in 2016 to RMB0.78 in 2017.

International passenger revenue, which accounted for 22.27% of total passenger revenue, increased by 9.14% from RMB23,015 million in 2016 to RMB25,118 million in 2017. For international flights, passenger traffic in RPKs increased by 16.01%, while passenger capacity in ASKs increased by 14.28%, resulting in a 1.22 percentage points increase in passenger load factor from 80.45% in 2016 to 81.67% in 2017. Passenger yield per RPK decreased from RMB0.40 in 2016 to RMB0.37 in 2017.

Cargo and mail revenue, which accounted for 7.45% of the Group’s total traffic revenue and 7.11% of total operating revenue, increased by 26.30% from RMB7,191 million in 2016 to RMB9,082 million in 2017. The increase was mainly attributable to the increase in cargo and mail carriage.

Other operating revenue increased by 12.20% from RMB5,288 million in 2016 to RMB5,933 million in 2017. The increase was primarily due to the increase of commission income.

IV.	OPERATING EXPENSES

Total operating expenses in 2017 amounted to RMB123,098 million, representing an increase of RMB16,894 million or 15.91% over 2016, primarily due to the increase in staff cost, fuel cost and aircraft and transportation service expenses. Total operating expenses as a percentage of total operating revenue increased from 92.37% in 2016 to 96.32% in 2017.

	2017		2016
Operating expenses	RMB Million	Percentage	RMB Million	Percentage
Flight operation expenses	62,978	51.16	51,461	48.45
Mainly including:
Jet fuel costs	31,895		23,799
Aircraft operating lease charges	8,022		7,330
Flight personnel payroll and welfare	10,574		9,215
Maintenance expenses	11,877	9.65	11,318	10.66
Aircraft and transportation service expenses	22,935	18.63	20,215	19.03
Promotion and selling expenses	6,881	5.59	6,304	5.94
General and administrative expenses	3,391	2.75	2,815	2.65
Depreciation and amortisation	13,162	10.69	12,619	11.88
Impairment on property, plant and equipment	324	0.26	71	0.07
Others	1,550	1.27	1,401	1.32

Total operating expenses	123,098	100.00	106,204	100.00

Flight operation expenses, which accounted for 51.16% of total operating expenses, increased by 22.38% from RMB51,461 million in 2016 to RMB62,978 million in 2017, primarily as a result of increase in RTK due to the increase of capacity, as well as the increase in average fuel prices. Jet fuel costs, which accounted for 50.64% of flight operation expenses, increased by 34.02% from RMB23,799 million in 2016 to RMB31,895 million in 2017, as a result of the increase in jet fuel price and the increase in hours flown by 8.05% in 2017 as compared with 2016.

Maintenance expenses, which accounted for 9.65% of total operating expenses, increased by 4.94% from RMB11,318 million in 2016 to RMB11,877 million in 2017. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 18.63% of total operating expenses, increased by 13.46% from RMB20,215 million in 2016 to RMB22,935 million in 2017. The increase was primarily due to a 13.74% increase in landing and navigation fees from RMB13,109 million in 2016 to RMB14,910 million in 2017, resulted from the increase in the numbers of flights.

Promotion and selling expenses, which accounted for 5.59% of total operating expenses, increased by 9.15% from RMB6,304 million in 2016 to RMB6,881 million in 2017, mainly due to the increased increase in ticket office expenses.

General and administrative expenses, which accounted for 2.75% of the total operating expenses increased by 20.46% from RMB2,815 million in 2016 to RMB3,391 million in 2017, mainly due to the increase in general corporate expenses.

Depreciation and amortisation, which accounted for 10.69% of the total operating expenses, increased by 4.30% from RMB12,619 million in 2016 to RMB13,162 million in 2017, mainly due to the expansion of aircraft fleet.

V.	OPERATING PROFIT

Operating profit of RMB9,156 million was recorded in 2017 (2016: RMB12,612 million). The decrease in operating profit was mainly due to the net effect of increase in operating revenue by RMB12,825 million or 11.15%, as a result of the increase in transport capacity and traffic volume; and the increase in operating expenses by RMB16,894 million or 15.91%, due to the increase in jet fuel costs and staff costs.

VI.	OTHER NET INCOME

Other net income increased by RMB613 million from RMB3,835 million in 2016 to RMB4,448 million in 2017, mainly due to the increase in gain on transfer of aircraft purchase quota.

VII.	TAXATION

Income tax expense of RMB1,976 million was recorded in 2017, increased by RMB213 million from RMB1,763 million in 2016, mainly due to the increase of profit before income tax in the reporting period.

VIII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2017, the Group’s current liabilities exceeded its current assets by RMB51,693 million. For the year ended 31 December 2017, the Group recorded a net cash inflow from operating activities of RMB17,732 million, a net cash outflow from investing activities of RMB8,236 million and a net cash outflow from financing activities of RMB6,796 million and a resulting increase in cash and cash equivalents of RMB2,700 million.

	2017	2016
	RMB million	RMB million
Net cash generated from operating activities	17,732	23,764
Net cash used in investing activities	(8,236)	(15,750)
Net cash used in financing activities	(6,796)	(8,459)
Exchange (loss)/gain on cash and cash equivalents	(26)	37

Net increase/(decrease) in cash and cash equivalents	2,674	(408)

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2017, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB181,922 million (2016: RMB139,274 million), of which approximately RMB142,239 million (2016: RMB110,199 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The analyses of the Group’s borrowings and obligations under finance leases are as follows:

Composition of borrowings and obligations under finance leases

	2017	2016	Change
	RMB million	RMB million	%
Total borrowings and obligations under finance leases	116,211	107,726	7.88

Fixed rate borrowings and obligations under finance leases	26,805	49,456	(45.80)
Floating rate borrowings and obligations under finance leases	89,406	58,270	53.43

Analysis of borrowings and obligations under finance leases by currency

	2017	2016
	RMB million	RMB million
USD	39,875	41,567
RMB	70,201	59,651
Others	6,135	6,508

Total	116,211	107,726

Maturity analysis of borrowings and obligations under finance leases

	2017	2016
	RMB million	RMB million
Within 1 year	35,909	35,441
After 1 year but within 2 years	17,271	7,413
After 2 years but within 5 years	36,942	39,843
After 5 years	26,089	25,029

Total borrowings and obligations under finance leases	116,211	107,726

Interest expense and exchange gain/(loss), net

Interest expense increased by RMB282 million from RMB2,465 million in 2016 to RMB2,747 million in 2017 was mainly due to the increase in the interest rate and the weighted average balance of obligations under finance leases during the year.

Net exchange gain of RMB1,801 million was recorded in 2017, as compared with a net exchange loss of RMB3,276 million in 2016, primarily attributable to the exchange difference arising from the translation of borrowing balances and obligations under finance leases dominated in USD resulting from the appreciation of RMB against USD.

The Group’s capital structure at the end of the year is as follows:

	2017	2016	Change
Total liabilities (RMB million)	156,175	145,466	7.36%
Total assets (RMB million)	218,718	200,442	9.12%
Debt ratio	71.40%	72.57%	Decrease by 1.17 percentage points

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2017 was 71.40%, as compared to 72.57% at 31 December 2016.

IX.	MAJOR CHARGE ON ASSETS

As at 31 December 2017, certain aircraft of the Group with an aggregate carrying value of RMB83,687 million was mortgaged under certain loans or certain lease agreements (2016: RMB78,318 million).

X.	COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2017, the Group had capital commitments (excluding investment commitment) of approximately RMB108,856 million (2016: RMB105,141 million). Of such amounts, approximately RMB86,834 million related to the acquisition of aircraft and related flight equipment and approximately RMB22,022 million for other projects.

As at 31 December 2017, the Group had investment commitments as follows:

	2017	2016
	RMB million	RMB million
Authorised and contracted for
Capital contributions for acquisition of interests in associates	—	170
Share of capital commitments of a joint venture	18	25

	18	195

Authorised but not contracted for
Share of capital commitments of a joint venture	22	19

	40	214

Contingent Liabilities

1.	The Group leased certain properties and buildings from CSAH which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

2.	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2016: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2017, total personal bank loans of RMB361 million (31 December 2016: RMB409 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB5 million (2016: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

XI.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in net profit and net assets attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

			Unit: RMB million

	Net profit attributable to equity shareholders of the Company		Net assets attributable to: equity shareholders of the Company
	January – December 2017	January – December 2016	31 December 2017	31 December 2016
		(Restated)		(Restated)
Amounts under PRC GAAP	5,914	5,056	49,594	43,187
Adjustments under IFRSs:
Government grants	21	1	(8)	(29)
Capitalisation of exchange difference of specific loans	47	48	196	149
Adjustments arising from the Company’s business combination under common control	8	(36)	237	182
Tax impact of the above adjustments	(11)	(4)	(47)	(36)
Effect of the above adjustments on non-controlling interests	(18)	(21)	(36)	3

Amounts under IFRSs	5,961	5,044	49,936	43,456

Explanation of differences between PRC GAAP and IFRSs

1.	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

2.	Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the relate assets. The accounting treatment is consistent with IFRSs.

3.	In accordance with the PRC GAAP, the Company account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

XII.	CAPITAL NEEDS FOR MAINTAINING THE EXISTING BUSINESS OPERATION AND COMPLETING THE INVESTMENT PROJECTS UNDER CONSTRUCTION

Currency: RMB

Commitments	Contractual arrangement	Time schedule	Financing methods

Commitments in respect of aircraft, engines and flight equipment of RMB86,834 million	Authorized and contracted

RMB28,125 million within 1 year (inclusive of 1 year);

RMB28,370 million after 1 year but within 2 years (inclusive of 2 years);

RMB22,686 million after 2 years but within 3 years (inclusive of 3 years);

RMB7,653 million after 3 years

debt financing
Investment commitments of RMB0 million	Authorized and contracted	/	others
Other commitments of RMB6,386 million	Authorized and contracted	/	others
Operating lease commitments of RMB69,465 million	Non-cancellable operating leases in respect of aircraft, flight equipment and properties

RMB8,283 million within 1 year (inclusive of 1 year);

RMB8,776 million after 1 year but within 2 years (inclusive of 2 years);

RMB8,172 million after 2 years but within 3 years (inclusive of 3 years);

RMB44,234 million after 3 years

others

Note: excluding the capital commitment of joint venture attributable to the Company amounted to RMB18 million.

Upon prediction on the cash flows for the twelve months ended 31 December 2018, the Group is of the view that the Group will have sufficient funds to meet the needs for working capital and capital expenditures during such period. The Group’s ability to pay off the payable due liabilities mainly depends on the Group’s net inflow of working capital and the ability to obtain external financing. As for future capital commitment and other financing demand, as of 31 December 2017, the Group has obtained a maximum credit line of RMB181,922 million for 2017 and subsequent years from several PRC banks, of which, the unused bank credit lines reached RMB142,239 million. The Group believes that it will be able to obtain such financing.

XIII.	ANALYSIS OF AVIATION INDUSTRIAL AND OPERATIONAL INFORMATION

1.	Main information of operations

Models	Volume of passenger transported (person)	Passenger load factor (%)	Total load factor (%)	Daily utilization rate (hour)
Passenger aircraft
A380 series	956,503	88.1	69.0	8.8
A330 series	7,802,237	84.8	62.2	12.1
A320 series	47,664,970	82.3	74.0	9.7
B787 series	2,540,078	79.3	59.7	12.0
B777 series	2,357,293	86.8	61.0	13.0
B757 series	1,091,746	78.2	65.9	7.1
B737 series	60,628,736	81.0	72.6	9.5
EMB190 series	3,257,184	78.0	71.2	8.4
Freighter
B747 series	/	/	80.1	1.0
B777 series	/	/	86.7	12.1
Average	/	82.0	71.3	9.79

2.	Capital arrangement for introducing aircraft and related equipment during the reporting period

			(unit: number of aircraft)

Models introduced during the reporting period	Capital arrangement			Number of aircraft introduced during the reporting period
	Operating lease	Finance lease	Purchased
A330-300	0	7	0	7
A321	0	9	0	9
A320	5	5	0	10
B787-9	0	3	0	3
B737-800	27	18	5	50
Total	32	42	5	79

3.	Capital expenditure plan and relevant financing plan for aircraft and related equipment during 2018-2020

Currency: RMB
Capital expenditure commitments of aircraft and related equipment	Contractual arrangement	Time schedule	Financing methods

Commitments in respect of aircraft, engines and flight equipment of RMB79,181 million	Authorized and contracted	RMB28,125million within 1 year (inclusive of 1 year); RMB28,370 million after 1 year but within 2 years (inclusive of 2 years); RMB22,686 million after 2 years but within 3 years (inclusive of 3 years)	Debt financing

4.	Expected yield from aircraft purchased during the reporting period

During the reporting period, the Company entered into the Purchase Contract for 8 B777-300ER Aircraft and 30 B737-8 Aircraft with the Boeing Company to purchase a total of 8 B777-300ER aircraft and 30 B737-8 aircraft from the Boeing Company.

Assuming that there are no major changes in the market conditions and based on the comprehensive cabin layout of similar aircraft of the Company, the specific route structure in the past three years and the average seat kilometer yield level in combination with the cabin layout of newly introduced aircraft B777-300ER and B737-8, it is expected that the overall yield per seat kilometer will be approximately RMB0.335 and approximately RMB0.506 respectively after aircraft B777-300ER and B737-8 purchased during this period has been put into service.

During the reporting period, the Company entered into the Purchase Contract for 20 A350-900 Aircraft with Airbus S.A.S. to purchase a total of 20 A350-900 aircraft from Airbus S.A.S..

Assuming that there are no major changes in the market conditions and based on the comprehensive cabin layout of similar aircraft of the Company, the specific route structure in the past three years and the average seat kilometer yield level in combination with the cabin layout of newly introduced aircraft A350-900, it is expected that the overall yield per seat kilometer will be approximately RMB0.338 after aircraft A350-900 purchased during this period has been put into service.

5.	Increase of captain and copilot during the reporting period and annual average flying hours of captain and copilot in service

Items	Increase/ Decrease (person)	Annual average flying hours (hour)
Captain	514	858
Copilot	236	806
Other pilots	81	/

XIV.	ANALYSIS ON INVESTMENTS

1.	Major equity investment

On 18 May 2017, the Company entered into the Joint Venture Agreement regarding Guangzhou Nanland Air Catering Company Limited with Hong Kong Sharpland Investments Ltd., Servair S.A and Hong Kong Ginkgo Group Company Limited, pursuant to which the Company made contribution into Guangzhou Nanland Air Catering Co., Ltd. in cash with an amount of RMB76,206,300 and by the equity interests in a subsidiary with a valuation of RMB513,727,300. After the capital contribution, the Company held 70.5% equity interests in Guangzhou Nanland Air Catering Co., Ltd..

On 10 July 2017, the Company entered into the Share Transfer Agreement with CAE International Holdings Limited for the acquisition of 49% equity interests in Zhuhai Xiang Yi Aviation Technology Company Limited held by CAE with an amount of US$99.52 million(approximately equivalent to RMB678 million). Upon the completion of this acquisition, Zhuhai Xiang Yi Aviation Technology Company Limited become a wholly-owned subsidiary of the Company.

On 13 October 2017, Xiamen Airlines entered into the Share Transfer Agreement with SACM for the acquisition of 51% equity interests in Xiamen Airlines Media Co., Ltd. held by SACM with an amount of RMB47 million. Upon the completion of this acquisition, Xiamen Airlines Media Co., Ltd. become a wholly-owned subsidiary of Xiamen Airlines.

2.	Important non-equity investment

On 26 April 2017, the Company entered into the Purchase Contract for 20 A350-900 Aircraft with Airbus S.A.S. to purchase a total of 20 A350-900 aircraft from Airbus S.A.S.. The transaction shall take effect after approvals are obtained from the relevant government authorities.

On 20 October 2017, the Company entered into the Purchase Contract for 8 B777-300ER Aircraft and 30 B737-8 Aircraft with the Boeing Company to purchase 8 B777-300ER aircraft and 30 B737-8 aircraft from the Boeing Company. The transaction shall take effect after approvals are obtained from the relevant government authorities.

3.	Financial assets carried at fair value

						Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss during the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	CITIC Offshore Helicopter	9	0.48	26	/	(8)	Available-for-sale financial assets	Purchase
601328	Bank of Communications	16	0.013	59	2	5	Available-for-sale financial assets	Purchase
00696	TravelSky Tech	33	2.25	537	15	126	Available-for-sale financial assets	Establish
Total		58	/	622	17	123	/	/

XV.	ANALYSIS ON MAJOR SUBSIDIARIES AND CONTROLLING COMPANIES

1.	Main operational information of the six civil aviation subsidiaries of the Group:

Name of subsidiaries	Number of aircraft	Contribution to the Group’s RPK (%)	Number of passengers carried (thousand)	Contribution to the Group’s RPK (%)	Cargo and mail carried (tonne)	Contribution to the Group’s RPK (%)	RTK (million)	Contribution to the Group’s RPK (%)	RPK (million)	Contribution to the Group’s RPK (%)
Xiamen Airlines	186	24.67	31,764.22	25.15	258,186.1	15.44	4,987.75	18.26	50,246.07	21.78
Shantou Airlines	15	1.99	3,137.91	2.48	20,489.5	1.23	375.54	1.37	3,947.40	1.71
Zhuhai Airlines	11	1.46	1,932.51	1.53	15,044.2	0.9	289.13	1.06	3,017.75	1.31
Guizhou Airlines	20	2.65	3,333.39	2.64	25,910.9	1.55	493.31	1.81	5,147.26	2.23
Chongqing Airlines	19	2.52	3,132.98	2.48	19,882.4	1.19	393.26	1.44	4,167.62	1.81
Henan Airlines	31	4.11	5,187.40	4.11	46,015.7	2.75	705.02	2.58	7,242.30	3.14

Note: The operational information of Xiamen Airlines includes operational information of its subsidiary Hebei Airlines and Jiangxi Airlines.

2.	Information of the Controlling Companies

(1)	Xiamen Airlines

Xiamen Airlines was established in August 1984 with registered capital of RMB8 billion. The legal representative is Che Shang Lun. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

As at 31 December 2017, Xiamen Airlines had a fleet of 186 aircraft. During the reporting period, Xiamen Airlines completed 4,988 million revenue tonne kilometers, representing an increase of 24.28% as compared to the same period of the previous year. Xiamen Airlines carried 31,764,200 passengers and 258,200 tonnes of cargos, representing an increase of 17.84% and 7.65%, respectively as compared to the same period of the previous year. The average passenger load factor was 79.9%, representing an increase of 3.6 percentage points as compared to the same period of the previous year. The average load factor was 67.4%, representing an increase of 2.4 percentage points as compared to the same period of the previous year.

In 2017, Xiamen Airlines recorded operating revenue of RMB26,114 million, representing an increase of 19.38% as compared to the same period of the previous year; and it had a net profit of RMB1,477 million, representing an increase of 20.77% as compared to the same period of the previous year. As at 31 December 2017, Xiamen Airlines’ total assets amounted to RMB42,111 million, and net assets amounted to RMB18,062 million.

(2)	Shantou Airlines

Shantou Airlines was established in July 1993 with registered capital of RMB0.28 billion. The legal representative is Xiao Li Xin. The Company holds 60% of the shares in Shantou Airlines; Shantou Aviation Investment Co., Ltd. holds 40% of the shares in Shantou Airlines.

As at 31 December 2017, Shantou Airlines had a fleet of 15 aircraft. During the reporting period, Shantou Airlines completed 376 million revenue tonne kilometers, representing an increase of 10.91% as compared to the same period of the previous year. Shantou Airlines carried 3,137,900 passengers, representing an increase of 8.37% as compared to the same period of the previous year, and carried 20,500 tonnes of cargos, representing a decrease of 6.07% as compared to the same period of the previous year. The average passenger load factor was 81.0%, representing an increase of 2.2 percentage points as compared to the same period of the previous year. The average load factor was 71.7%, representing an increase of 0.1 percentage point as compared to the same period of the previous year.

(3)	Zhuhai Airlines

Zhuhai Airlines was established in May 1995 with registered capital of RMB0.25 billion. The legal representative is Wang Zhi Xue. The Company holds 60% of the shares in Zhuhai Airlines; Zhuhai Stated-owned Asset Supervision and Administration Commission holds 40% of the shares in Zhuhai Airlines.

As at 31 December 2017, Zhuhai Airlines had a fleet of 11 aircraft. During the reporting period, Zhuhai Airlines completed 289 million revenue tonne kilometers, representing an increase of 6.4% as compared to the same period of the previous year. Zhuhai Airlines carried 1,932,500 passengers and 15,000 tonnes of cargos, representing an increase of 10.08% and 0.29%, respectively as compared to the same period of the previous year. The average passenger load factor was 82.8%, representing an increase of 2.7 percentage points as compared to the same period of the previous year. The average load factor was 75.5%, representing an increase of 1.9 percentage points as compared to the same period of the previous year.

(4)	Guizhou Airlines

Guizhou Airlines was established in June 1998 with registered capital of RMB0.91 billion. The legal representative is Yi Hong Lei. The Company holds 60% of the shares in Guizhou Airlines; Guizhou Industrial Investment (Group) Co., Ltd. holds 40% of the shares in Guizhou Airlines.

As at 31 December 2017, Guizhou Airlines had a fleet of 20 aircraft. During the reporting period, Guizhou Airlines completed 493 million revenue tonne kilometers, representing an increase of 6.84% as compared to the same period of the previous year. Guizhou Airlines carried 3,333,400 passengers, representing an increase of 7.85% as compared to the same period of the previous year, and carried 25,900 tonnes of cargos, representing a decrease of 8.25% as compared to the same period of the previous year. The average passenger load factor was 81.4%, representing an increase of 1.9 percentage points as compared to the same period of the previous year. The average load factor was 73.2%, representing an increase of 0.4 percentage point as compared to the same period of the previous year.

(5)	Chongqing Airlines

Chongqing Airlines was established in May 2007 with registered capital of RMB1.2 billion. The legal representative is Liu De Jun. The Company holds 60% of the shares in Chongqing Airlines; Chongqing City Transportation Development & Investment Group Company Limited holds 40% of the shares in Chongqing Airlines.

As at 31 December 2017, Chongqing Airlines had a fleet of 19 aircraft. During the reporting period, Chongqing Airlines completed 393 million revenue tonne kilometers, representing an increase of 12.13% as compared to the same period of the previous year. Chongqing Airlines carried 3,133,000 passengers, representing an increase of 10.26% as compared to the same period of the previous year, and carried 19,900 tonnes of cargos, representing a decrease of 5.02% as compared to the same period of the previous year. The average passenger load factor was 83.0%, representing a decrease of 0.7 percentage point as compared to the same period of the previous year. The average load factor was 72.3%, representing a decrease of 2.3 percentage points as compared to the same period of the previous year.

(6)	Henan Airlines

Henan Airlines was established in September 2013 with registered capital of RMB6 billion. The legal representative is Pei Ai Zhou. The Company holds 60% of the shares in Henan Airlines; Henan Civil Aviation and Investment Co., Ltd. holds 40% of the shares in Henan Airlines.

As at 31 December 2017, Henan Airlines had a fleet of 31 aircraft. During the reporting period, Henan Airlines completed 705 million revenue tonne kilometers, representing an increase of 9.47% as compared to the same period of the previous year. Henan Airlines carried 5,187,400 passengers and 46,000 tonnes of cargos, representing an increase of 8.40% and 4.41% respectively as compared to the same period of the previous year. The average passenger load factor was 83.1%, representing an increase of 2.4 percentage points as compared to the same period of the previous year. The average load factor was 75.6%, representing an increase of 1.7 percentage point as compared to the same period of the previous year.

3.	Information of other major joint stock companies

			Proportion of shares held at the investee companies (%)
Name of investee companies	Nature of business	Registered capital	Direct	Indirect
1. Joint ventures
Guangzhou Aircraft Maintenance Engineering Co., Ltd	Aircraft repair and maintenance services	USD65,000,000	50	/
2. Associates
Finance Company	Provision of financial services	1,072,927,050	25.28	8.70
SACM	Advertising agency services	200,000,000	40	/
Xinjiang Civil Aviation Property Management Limited	Property management	304,415,600	42.80	/
Sichuan Airlines Company Limited	Airlines transportation	1,000,000,000	39	/

XVI.	INDUSTRY COMPETITION LANDSCAPE AND DEVELOPMENT TREND

Recently, aviation transport consumption has increased. Individual trip demand has exceeded business trip demand, and occupied a dominant position. As residents’ consumption upgraded, second and third-tier markets grew strongly, and overall outbound trip demand remained strong, the airlines have increased their investment in international markets, and focused on opening new international air routes to Australia, North America and Europe. As the National Development and Reform Commission (NDRC) has gradually removed the upper limit of ticket price, the airlines’ pricing becomes more flexible. Meanwhile, civil aviation industry also has faced the following challenges. China’s major airports are facing the problem of nervous timetable; the difficulty in access to the first and second-tier airports is increasing; and new transport capacity is tended to be input in other airports. As a result, competition in third and fourth-tier markets is intensifying. The whole industry witnessed more investment in international transport capacity, resulting in oversupply in international markets and not high income and quality. China’s high-speed railway is developing rapidly. It is expected that by 2020, the operating mileage of high-speed railway will reach 30,000 kilometers, with more than 80% of big cities covered.

It is expected that China’s civil aviation transport market will continue to maintain a medium-to-high speed of growth. By 2020, in the integrated transport, the percentage of aviation transport will further increase; the passenger turnover ratio will reach 28%; and the passenger transport volume will reach 720 million, with an average annual growth of 10.4%. The specific reasons are below:

1.	The market sees a huge development potential

As one of the markets in the globe that grow fastest, in recent 10 years, China’s civil aviation market witnessed an average annual growth of 11.5% in its passenger transport volume. However, the per capita ratio of taking plane trips was only 0.4 times in China but 2.3-2.4 times in America basically at present, 5-6 times higher than that in China. In the next few years, China’s market will remain in a period of medium-to-high speed of growth. So, there still is a very huge room for development. According to the research reports released by international aviation transport association, it is expected that China will surpass America and become the biggest aviation market in the globe around 2022.

2.	Economic situation and macro policy is more favorable

In recent years, global economy has gradually picked up. This provides a solid foundation for the stable development of aviation industry. In China, benefited from the economic restructuring and industrial structural optimization, “the Belt and Road Initiatives”, and national strategies for integrated development of Beijing, Tianjin and Hebei, Yangtze River economic belt, and Guangdong-Hongkong-Macao Bay Area, civil aviation industry will see a huge potential for development. Internationally, manufacturing industry and trade activities are in the midst of a cyclical recovery. The global economic situation is optimistic. According to the “Thirteenth Five-year” plan, CAAC will guide airlines to speed up the pace towards international development through traffic right allocation, timetable arrangement of large hub airports, and policy and fund support.

3.	The development of tourism industry has provided a strong impetus

Recently, China’s residents’ consumption ability has increased gradually. There has been a gradual change in aviation trip structure as a result of more and more stable and dominant individual trip demand in the industry. It is expected that China’s outbound tourism market will maintain a medium-to-high speed of growth due to gradual accumulative effect of upgraded residents’ consumption, strong RMB, and stronger willingness of residents to travel, especially outbound travel. As China’s tourism market is more and more open, tourism resources are optimized continuously, and tourism service level is increasing, inbound tourism market will also grow steadily. China’s tourism industry will remain in a golden rapid development period. It is predicted that by 2020, China’s inbound travel will reach 6.4 billion, and maintain an average annual growth rate of more than 10%.

XVII.	BUSINESS PLAN IN 2018

Looking forward to 2018, the global economy revival trend has been established gradually. Major international institutions are generally upbeat about the global economy in 2018. OECD, World Bank and IMF have upgraded their forecast as to 2018 global economy growth rate. China will improve its competitiveness via economic structural reforms, and new growth kinesics will continue to strengthen. It is expected that stable economic development will continue. With the implementation of the “the Belt and Road Initiatives”, coordinated development for the Beijing-Tianjin-Hebei region and the establishment of Yangtze River economic zone, as well as development of strategic areas like Xiong’an New Zone and Guangdong-Hong Kong-Macao Bay Area, China’s domestic aviation infrastructures will be improved gradually. In addition, the further manifestation of benefits from reforms of state-owned enterprises and in-depth integration of “Internet+” with aviation transports will bring a strong momentum for the development of China’s civil aviation. China’s domestic aviation industry will maintain a relatively rapid development pace in a certain period. As predicted by China’s CAAC, in 2020, the annual number of passengers transported by China’s civil aircraft will reach 720 million, representing an average annual growth rate of 10.4%. Meanwhile, we are also facing pickup of fuel price, speedup of high-speed rail, possible interest rate hikes and many other challenges. RMB exchange rate fluctuations also bring uncertainties to the Company’s performance. Facing opportunities and challenges, the Group will resolutely create “Sunshine CSA”, persist in seeking progress while working to keep performance stable, continue to advance the implementation of various strategies, and strengthen the safeguards of personnel, mechanism, technology and many other aspects. Furthermore, it will also, through quality, efficiency and momentum reforms, strive to provide first-class safety quality, maintain first-class profitability, build up first-class brand images and start a new journey to construct the world first-class airlines.

1.	Ensure continuous safety, improve operation efficiency and continue to improve safety quality.

We will make sure the safety responsibility at each level to strengthen risk prevention and control in key fields and units. We will strengthen the safety risk prevention and control; improve safety management mechanisms by informational measures and intelligent management; and speed up to advance the construction of operation risk control system. We will prepare for medium and long-term fleet plan, steadily streamline models and continue to optimize cabin layout. We should adapt advanced technologies so as to be on par with international standards and to establish a safer, more efficient and coherent operation system. We will spare no effort improve the flights on-time rates, continue to perfect our large-scale flight delay solutions, especially in passenger guidance and service support. In 2018, the Group will ensure its continuation in aviation safety as in past years.

2.	Create dual-hub strategic layout, strengthen cooperation with all parties, and continue to improve the profitability

We will speed up to the construction of “Guangzhou-Beijing Dual Hub”. Taking advantage of the launch of T2 in Guangzhou Baiyun Airport, we will keep improving the network layout and “Canton Road”, as well as strengthening global vision, we will drive the linkage between international and domestic segments, advance strategic coordination of different markets, so as to improve our operation quality and results. We should amplify the integration effect of “China Southern” and strengthen cooperation with Xiamen Airlines and Sichuan Airlines in various fields. While consolidating our existing international cooperation services. We will put emphasis on food quality, provide more updates of in-flight entertainment contents, and improve our service quality. We will strengthen the promotion, put more efforts for global promotion, and continue to improve our international awareness and influence. Furthermore, we will also continue to optimize “China Southern e-travel”, achieving 96% of functions online, the core position of Guangzhou Hub. With the positioning of an international aviation hub, we should deliberately design our Beijing Hub and excel in services under the coordinated development of Beijing-Tianjin-Hebei region and the construction of Xiong’an New Zone. With a relationships, we shall seek for more partners based on multilateral platforms and bilateral cooperation. We will deepen our strategic cooperation with American Airlines, and further expand new scenarios for international cooperation.

3.	Adhere to “sincere” services, speed up intelligentization, and build up the characteristic of the brand

We will adhere to the service philosophy of “Customers First”, raise our service from leading position in domestic to first-class in the world. We will keep investing in software and hardware upon the cabin Wi-Fi, luggage, language, dinning and other key aspects most cared by our customer to improve the overall travel experience. We will also innovate our cabin services and products, cultivate elite service teams, and build up new benchmarks for cabin explore upstream and downstream extension of aviation business and enhance our attractiveness. We will push forward the conversion from followers to members, from one-off customers to frequent customers, and also from browsing to ticket booking. In addition, we will strive to attract up to 25 million social media followers and achieve 2.6 million average monthly active users at the end of 2018.

4.	Shore up the foundation for long-term development and strengthen the support for personnel, mechanism, technology

We shall turn the internationalization of the personnel teams into a strategy, focus on training the employees’ internationalized vision, thinking and capability. We will further strength our efforts to introduce and cultivate pilots, and put emphasis on international marketing, cabin and ground service teams. We will optimize the management and control models, exploit the overall advantages of being a large group, and fully mobilize the enthusiasm of all parties. In addition, we will establish and operating results and the future development of the business of the Company.

2.  Industry risks

Risks of intensifying competition in the industry

Faced with ever-changing markets, the Company fail to effectively enhance their ability to predict and adopt flexible sales strategies and pricing mechanisms, which may have impact on the Company’s goal of achieving expected returns. With regard to the introduction of transport capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, the proportion of the Company’s international routes has increased year by year. If the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels.

Risks of competition from other modes of transportation

There are certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the improving high speed rails network, if the company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company’s operating efficiency.

improve manual management system and achieve industrial leading position, and thus having strong international influence and presence. We shall implement developments driven by innovation, speed up the introduction and adoption of new technologies, and focus on excelling in key IT projects, such as marketing, hub construction, passenger service, aircraft maintenance, operation control and corporate management, so as to provide intelligent information support for the Company’s development.

XVIII.  RISK FACTORS ANALYSIS

1.  Macro environment risks

Risks of fluctuation in macroeconomy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macroeconomy. Macroeconomy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

Risks of macro policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also provided by the government. The changes in the relevant policies will have a potential impact on the

Other force majeure and unforeseen risks

The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company.

3.	Risks of the Company management

Safety risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

Information Safety Risk

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, and strengthen the information safety management, the Company’s safety, production, operation, marketing, service, etc. will be affected. Thus, the Company will be affected and suffer losses.

Risks of high capital expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, dispose obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

4.	Financial risks of the Company

Foreign currency risk

RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s obligations under finance leases, certain bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of RMB against foreign currencies affects the Group’s results significantly.

As of 31 December 2017, the Group has recorded a total of RMB4,346 million of financial assets in foreign currencies, and a total of RMB46,860 million of financial liabilities in foreign currencies, of which, liabilities in US dollars reached RMB40,444 million. During the reporting period, due to the integrated effect by stable pickup of China’s economy, balanced cross-boarder capital flows, and, Fed raising rates, reducing its balance sheet and conducting tax reform, RMB exchange rate first depreciated and then appreciated. RMB against US dollar middle exchange rate appreciated greatly by 6.1% throughout the year. Fluctuations in US dollar against RMB exchange rate will have a material impact on the Company’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity and net profit of the Group will increase (or decrease) by RMB278 million in the case of each and every 1% increase (or depreciate) of the exchange rate of RMB to US dollar at 31 December 2017..

Jet fuel price risk

The fuel cost is the most major cost and expenditure for the Company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Group has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly introduced by the

National Development and Reform Commission and the Civil Aviation Administration of China in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

In 2017, the Company’s fuel oil cost accounted for 25.91% of the operating expenses and it was the Company’s main operating expenses. During the reporting period, oversupply of crude oil was eased and oil price increased mildly internationally. This was mainly due to impact by reduction in production by OPEC, demand recovery and decrease in inventory. In 2017, Brent oil price increased by 18% to US$66.87 a barrel from US$56.82 a barrel. Assuming that the fuel oil consumption remains unchanged, in the case of 10% increases or decreases in fuel price, the Group’s operating expenses would increase or decrease by RMB3,190 million.

XIX.	ANALYSIS ON MOVEMENTS IN EXCHANGE RATE AND OIL PRICE

As of 31 December 2017, the Group’s financial assets and liabilities denominated in foreign currencies totaled to RMB4,346 million and RMB46,860 million, of which USD-denominated liabilities amounted to 40.444 million. Fluctuations in the exchange rate of RMB against USD will have material impact on the finance expense of the Company. Assuming that other risk variables other than the exchange rate remain unchanged, every 1% appreciation (or depreciation) of the exchange rate of RMB to USD at 31 December 2017 will lead to an increase (or a decrease) of RMB278 million in the shareholders’ equity and net profit of the Group.

As of 31 December 2017, the Company’s jet fuel costs, accounting for 25.91% of its operating expenses, constituted the main operating expenses of the Group. Assuming that the consumption of fuel remains unchanged, an increase or a decrease of every 10% in fuel price will result in the Group’s annual operating expenses increasing or decreasing by RMB3,190 million.

Satisfaction to PERFECTION

We always adhered to the customer-oriented culture and continued its innovative and refined services, continued to upgrade the intelligent experiences for passengers, leading in the industry as to passenger satisfaction. In 2017, the Company was awarded national “Customer Satisfaction Benchmark” by China Quality Association

Significant Events

I.	IMPLEMENTATION OF PROFIT DISTRIBUTION DURING THE REPORTING PERIOD

1.	Formulation, implementation or amendment of the cash dividend policy

At the first extraordinary general meeting of 2013 held on 24 January 2013, the Company considered and approved the amendments to the Articles of Association, stipulating that “The Company adopts the following profit distribution policy:

Principles of profit distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the profit distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such profit distribution policy should maintain its continuity and stability.

Ways of profit distribution by the Company: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

Conditions and proportion of distribution of dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute dividend on an annual basis, and interim dividend may also be distributed based on the profitability and capital requirement conditions of the Company.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Articles of Association.”

The profit distribution policy shall comply with the Articles of Association and the requirements of approval procedures with clear criteria and ratios of profit distribution to fully protect the legitimate interests of minority investors and the opinion shall be given by the independent directors. Any adjustment of the policy or any change of the terms and procedures shall comply with the applicable regulations and be undertaken with transparency.

According to PRC GAAP, the Company realized the net profit of RMB4,920 million for the year 2017. After withdrawing 10% of the net profit of the Company as the statutory surplus reserve amounting to RMB492 million, the remaining distributable profit of the Company amounted to RMB4,428 million for the year 2017.

The Board recommended the distribution of a cash dividend of RMB0.1 (inclusive of applicable tax) per share for the year ended 31 December 2017, totalling approximately RMB1,009 million based on the Company’s 10,088,173,272 issued shares. Under PRC GAAP, total cash dividends of the Company for the year 2017 accounted for 23% of the realized distributable profit of the Company for the year 2017.

The Company’s profit distribution proposal for the year 2017 mainly taking the following factor into consideration: 1)bringing concrete returns to investors to share the successful operating results of the Company; 2)keeping profits for continuous development to meet the capital expenditure required by the Company to introduce aircrafts; 3) effectively controlling Company’s debt ratio and improving the ability against risks. The proposal meets the requirements of the Articles of Association, and shall subject to consideration by the Company’s general meeting. If approved, The Company intends to make the payment to the shareholders on or before 31 August 2018.

2.	Plans and proposals for dividend distribution and the conversion of capital reserve to share capital of the Company in the recent three years (including the reporting period)

					Currency: RMB

Year	Bonus shares distributed per 10 shares (share)	Dividends distributed per 10 shares (inclusive of applicable tax)	Transfers per 10 shares (share)	Amount of cash dividends (inclusive of applicable tax) (million)	Profit attributable to equity shareholders of the Company in the consolidated financial statements during the dividend year (million)	Percentage of Profit attributable to equity shareholders of the Company in the consolidated financial statements (%)
2017	0	1.0	0	1,009	5,961	16.93
2016	0	1.0	0	982	5,044	19.47
2015	0	0.8	0	785	3,736	21.01

II.	ASSET TRANSACTION, CORPORATE MERGER AND ACQUISITION

On 18 May 2017, the Company entered into the Joint Venture Agreement regarding Guangzhou Nanland Air Catering Company Limited with Hong Kong Sharpland Investments Ltd., Servair S.A and Hong Kong Ginkgo Group Company Limited, pursuant to which the Company made contribution into Guangzhou Nanland Air Catering Co., Ltd. in cash with an amount of RMB76,206,300 and by the equity interests in a subsidiary with a valuation of RMB513,727,300. After the capital contribution, the Company held 70.5% equity interests in Guangzhou Nanland Air Catering Co., Ltd..

On 10 July 2017, the Company entered into the Share Transfer Agreement with CAE International Holdings Limited for the acquisition of 49% equity interests in Zhuhai Xiang Yi Aviation Technology Company Limited held by CAE with a cash consideration of US$99.52 million (approximately equivalent to RMB678 million). Upon the completion of this aquisition, Zhuhai Xiang Yi Aviation Technology Company Limited become a wholly-owned subsidiary of the Company.

On 13 October 2017, Xiamen Airlines and SACM entered into the share transfer agreement and acquired 51% equity interest in Xiamen Airlines Media Co., Ltd.held by SACM with a cash consideration of RMB47 million. Upon the completion of acquisition, Xiamen Airlines Media Co., Ltd. became a wholly-owned subsidiary of Xiamen Airlines.

On 26 April 2017, the Company entered into the Purchase Contract for 20 A350-900 Aircraft with Airbus S.A.S. to purchase 20 A350-900 aircraft from Airbus S.A.S.. The transaction shall take effect after approvals are obtained from the relevant government authorities.

On 20 October 2017, the Company entered into the Purchase Contract for 8 B777-300ER Aircraft and 30 B737-8 Aircraft with the Boeing Company to purchase 8 B777-300ER aircraft and 30 B737-8 aircraft from the Boeing Company. The transaction shall take effect after approvals are obtained from the relevant government authorities.

III.	MAJOR CONTRACTS

1.	Trust, Sub-contracting and Lease

During the reporting period, the Company did not enter into any trust or sub contracting arrangement.

During the period, save for the connected transactions disclosed and the lease of certain land parcels and properties of CSAH by the Company as a lessee, the Group also acquired aircraft by way of operating lease and finance lease. As at 31 December 2017, there were 264 and 213 aircraft under operating lease and under finance lease, respectively.

2.	Guarantee

1.	Since the training cost is significant, certain trainee pilots of the Company and Xiamen Airlines, its subsidiaries, have to procure personal loans to cover their training costs and miscellaneous expenses in the school. As such, the Company and Xiamen Airlines applied personal loans for some self-sponsored trainee pilots and provided joint liability guarantee for such loans respectively. After such trainee pilots complete their study and training, the Company and Xiamen Airlines will enter into services contract with them respectively and provide them with an option to make early repayment or repay by installment payment. At the 2006 Annual General Meeting of the Company held on 28 June 2007, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB100 million in each fiscal year. At the 2007 Annual General Meeting of the Company held on 25 June 2008, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB400 million in each fiscal year.

In accordance with the authorization granted at the general meeting, the Board passed the resolutions in 2007, 2008, 2009, 2010 and 2011, respectively according to the training plan for training pilots, and agreed to provide a joint liability guarantee for the loans applied by self-sponsored trainee pilots for the purpose of covering their training costs and miscellaneous expenses in the school who were recruited in 2007, 2008, 2009, 2010 and 2011, with an aggregate amount of RMB90,858,000, not exceeding RMB213,600,000, not exceeding RMB184,750,000, not exceeding RMB179,269,600 and not exceeding RMB83,850,000 per annum, respectively for the years 2007, 2008, 2009, 2010 and 2011. The period of guarantee shall begin on the date when the relevant banks grant a loan to the trainee pilots and ending two years after the maturity date of such loans. Xiamen Airlines, a subsidiary of the Company, also passed a resolution on 29 December 2009 to provide a joint liability guarantee for the loans applied by its partial self-sponsored trainee pilots. The maximum amount of personal loans available to be applied by each trainee pilot shall be RMB500,000 and the aggregate amount of guarantee provided by Xiamen Airlines shall be not more than RMB100 million for the period ended 31 December 2011. The guaranteed loan shall be used for the purpose of pilot training. The scope of the joint liability guarantee covers the principal loan and interests, liquidated damages, damages and cost incurred for recovering the principal loan applied by the trainee pilot. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans.

As at 31 December 2017, the banks have granted a loan to certain trainee pilots, of which RMB361 million has been guaranteed by the Group, in which RMB32 million has been guaranteed by Xiamen Airlines, a subsidiary of the Company. A small number of trainee pilots have already quitted the training program as they failed to complete the training program or due to other reasons, and part of them were unable to repay the principal and interests of the bank loans, the Company fulfilled its joint liability guarantee obligation for such trainee pilots during the reporting period, the aggregate amount of which was RMB5 million, and the aggregate amount of Xiamen Airlines was RMB0. The Group has also tried its best to actively to recover the relevant outstanding bank loans and the accrued interests through various ways.

2.	In order to broaden financing channels, reduce financing and lease costs of Hebei Airlines and maintain the steady and healthy development, on 11 May 2016, the Board of the Company reviewed and approved to authorize Xiamen Airlines to provide loan guarantees, with the cumulative balance of guarantees of no more than RMB3.5 billion for Hebei Airlines during the period from 1 July 2016 to 30 June 2017, it was submitted to the shareholders’ meeting for consideration. On 27 May 2016, the resolution was passed at the 2015 annual general meeting of the Company. On 6 May 2017, the Board of the Company considered and approved to grant Xiamen Airlines rights to provide loan guarantee for Hebei Airlines and Jiangxi Airlines with accumulated guarantee balance not more than RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period commencing from 1 July 2017 to 30 June 2018, it was submitted to the shareholders’ meeting for consideration. On 30 June 2017, the resolution was passed at the 2016 annual general meeting of the Company. During the reporting period, the balance of loan guarantee provided by Xiamen Airlines to Hebei Airlines and Jiangxi were totalling to was US$0.295 billion in total.

3.	In order to reduce aircraft leasing costs, the Board of the Company convened the extraordinary meeting on 29 December 2015, 7 April 2017, 25 April 2017, 21 August 2017, 29 November 2017, respectively, and considered the guarantees provided for SPVs established by the Company. By the end of the reporting period, the Company provided the SPV with total guarantee of US1.164 billion.

IV.	APPOINTMENT AND DISMISSAL OF AUDITORS

At 2016 annual general meeting of the Company on 30 June 2017, the Company has considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2017 and appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2017, and authorized the Board to determine its remuneration.

Whether to appoint another accounting firm:	No
Current
Name of the domestic accounting firm	KPMG Huazhen LLP
Term of service of the domestic accounting firm	2
Name of the international accounting firm	KPMG
Term of service of the international accounting firm	2
Remuneration of the accounting firm (RMB million)	14

Name
Accounting firm for audit of internal control	KPMG Huazhen LLP

V.	UNDERTAKING

Undertakings given by CSAH, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Undertaking Related to Share Reform	Other	CSAH	Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system.	Long-term	Yes	Yes

Other Undertaking	Other	CSAH	CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement.	Long-term	Yes	Yes

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Other Undertaking	Other	CSAH	The relevant undertakings under the Financial Services Framework Agreement between the Company and Finance Company: A. Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.	Long-term	Yes	Yes

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Other Undertaking	Resolution of defects in land and other properties	CSAH	In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAH has issued an undertaking letter, undertaking that: (1) the title certificates should be completed by 31 December 2019; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; and (3) CSAH would be liable for all the losses suffered by the Company as a result of the above undertakings. Due to the change of ownership title need to comply with the state and local laws and regulations, and a series of formalities in relation to the government approval need to be involved, CSAH are actively communicating with the government. The application for the title certificates mentioned above remained outstanding for various reasons.	Before 31 December 2019	Yes	Yes

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Other Undertaking	Other	CSAH	On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company, details of which are set out as follows: CSAH proposed to participate in the acquisition of Non-public Issuance of A Shares in cash, while Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH, proposed to participate in the acquisition of Non-public Issuance of H Shares in cash. The following undertakings making were as follows:	Within six months upon the completion of the Company’s Non-public Issuance	Yes	Yes

1. From first six months prior to the date of Non-public Issuance firstly reviewed by the board of the Company(being 26 June 2017)to the date of the undertaking letter issued, CSAH and Nan Lung Holding Limited and its wholly-owned subsidiaries, Yazhou Travel Investment Company Limited(three Company collectively referred to as “CSAH and parties acting in concert”) has not disposed or otherwise reduced any shares held by the Company.

2. From the date of undertaking letter issued to within six months after the completion of Non-public Issuance, CSAH and parties acting in concert will not dispose or otherwise reduce any shares held by the Company. There are also no plans of reducing the Company’s shares.

3. No breach of Article 47 of the Securities Law of the People’s Republic of China by CSAH and parties acting in concert. If any, the proceeds from the reduction of shares held by CSAH and parties acting in concert will be owned by the Company.

Background of undertaking of CSAH	Type of undertakings	Undertakings making party	Content of undertakings	Time and term of undertaking	Is there a fulfillment time limit	Whether fulfilled strictly in time
Other Undertaking	Other	CSAH

On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company in respect of parts of lands and properties not obtaining ownership certificates of the Company, details of which are set out as follows:

As of 30 September 2017, the Company and its subsidiaries, offices held 3 parcels of land (with 181,350.42 square meters) and 342 properties (with 244,228.08 square meters) transferred from CSAH. The registration of the lands and properties abovementioned has not changed under the applicant. These lands and properties were transferred under the Demerger Agreement, Agreement regarding the Reorganization of China Northern Airlines Company and Xinjiang Airlines Company and Assets Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook, if any third party claimed against the Company as a result of the lands and properties not obtaining ownership certificates, or the title defect of the lands and properties would have an effect on the daily operation of the Company and give rise to loss, such loss shall be covered by CSAH and CSAH shall have no right to seek recovery from the Company.

				Long-term	Yes	Yes

Report of Directors

The Board hereby presents this annual report and the audited financial statements for the year ended 31 December 2017 of the Group to the shareholders of the Company (the “Shareholders”).

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airlines operations. The Group also operates certain airlines related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2017, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2017 in accordance with IFRSs. Please refer to pages 150 to 236 of this annual report for details.

DIVIDENDS

In 2017, the Group recorded the operating revenue of RMB127,806 million and the net profit attributable to the shareholders of the Company of RMB5,961 million. The Board is pleased to recommend the payment of a dividend of RMB0.1 (inclusive of applicable tax) per share to the shareholders for the year ended 12 December 2017, totalling approximately RMB1,009 million based on the Company’s 10,088,173,272 issued shares. The dividend will be payable in RMB to holders of A share, and in HKD to holders of H shares. A resolution for the dividend payment will be submitted at the 2017 annual general meeting of the Company for consideration. If approved, the final dividend is expected to be paid to the shareholders on or before Friday, 31 August 2018.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2017 are set out on page 240 of this annual report.

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans and other borrowings of the Company and the Group are set out in note 37 to the financial statements prepared under IFRSs.

INTEREST CAPITALISATION

For the year ended 31 December 2017, RMB908 million (2016: RMB624 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2017 are set out in note 20 to the financial statements prepared under IFRSs.

MAJOR CUSTOMERS AND SUPPLIERS

The Group’s aggregate turnover from the top five customers did not exceed 30% of the Group’s total turnover in 2017. The sales from top five customers was RMB1,125 million, representing 0.88% of the total sales in 2017, of which sales to related parties was nil.

The Group’s purchases from the largest supplier was RMB9,967 million, representing 15.35% of the Group’s total purchases in 2017. The purchases from top five suppliers was RMB23,347 million, representing 35.96% of the total purchases in 2017, of which purchases from related parties was RMB3,993 million, representing 6.15% of the total purchases in 2017. At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interest in these top five suppliers.

RELATIONSHIPS WITH CUSTOMERS AND SUPPLIERS

The Group understands that it is important to maintain good relationship with its suppliers and customers to fulfill its long-term goals and maintain the leading position in the market.

In order the keep its core competitiveness and dominant brand position, the Group kept providing consistently quality services to customers. The Group was market demand -oriented and made every effort to build up “China Southern Airlines e Trip”, via which, the Group provided services electronically in the whole process, in order to strive to achieve the goal of “passengers can receive all services via one mobile phone”. We focused on reducing delayed flights. Throughout the year, the Flight Punctuality Rate hit the new record high in recent 5 years.

The Group continued to explore how to improve its supplier management mechanisms. Since 2013, the Group released and promoted Code of Conduct for Suppliers as an important appendix to the purchase contract. In this Code, the Group standardized the cooperation with its suppliers in terms of its practice in operation, society and environment. On one hand, it encouraged suppliers to actively assume social responsibility. On the other hand, it took the advice and suggestion of suppliers to better improve all of its work.

During the reporting period, there was no material and significant dispute between the Group and its suppliers and/or customers.

For the year ended 31 December 2017, the Group has following major customers and suppliers:

		Unit: RMB million

Name of customers	Operating revenue	Percentage as total operating revenue (%)
Customer 1	485	0.38
Customer 2	225	0.18
Customer 3	171	0.13
Customer 4	140	0.11
Customer 5	104	0.08

Total	1,125	0.88

		Unit: RMB million

Name of suppliers	Purchase	Percentage as total purchase (%)
China National Aviation Fuel Group	9,967	15.35
South China Blue Sky Aviation Fuel Co., Ltd	8,254	12.71
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	2,456	3.78
MTU Maintenance Zhuhai Co., Ltd.	1,537	2.37
Shanghai Pudong International Airport Aviation Fuels Limited	1,133	1.74

Total	23,347	35.96

Notes:

1.	China National Aviation Fuel Group, a company incorporated in the PRC, is a state-owned large air transportation service assurance enterprise, principally engaged in jet fuel supply. It has an ongoing business relationship with our Group for over 27 years.

2.	South China Blue Sky Aviation Fuel Co., Ltd is a sino-foreign joint venture incorporated in the PRC, principally engaged in jet fuel supply. It has an ongoing business relationship with our Group for over 21 years.

Based on nature of the Group’s business, the Group has not relied on major supplier or customers. For details about the customer services of the Group, please refer to the analysis on market and service under “Management Discussion and Analysis” in this annual report.

TAXATION

Details of taxation of the Company and the Group are set out in notes 17 and 30 to the financial statements prepared under IFRSs.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》(財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 57 and note 48 to the financial statements prepared under IFRSs.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 24 to the financial statements prepared under IFRSs.

PURCHASE, SALE AND REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2017.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

PERMITTED INDEMNITY PROVISION

The Company did not have any arrangement with a term providing for indemnity against liability incurred by the Directors and the Supervisors during their tenure.

The Company has arranged for appropriate insurance cover for Directors’ and officers’ liabilities in respect of legal actions against its Directors and senior management arising out of corporate activities.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Company has reviewed and confirmed the audited financial statement of the Group for the year ended 31 December 2017.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have complied with the Model Code as set out in Appendix 10 of the Listing Rules for the year ended 31 December 2017.

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2017.

COMPLIANCE WITH LAWS AND REGULATIONS

Laws and regulations that have a significant impact on the operations of the Group include: Civil Aviation Law of the People’s Republic of China, Opinions of the State Council on Promoting the Development of the Civil Aviation Industry, Regulation on the Civil Airport Administration, Regulation of the People’s Republic of China on Civil Aviation Security, Provisions on the Administration of Flight Procedures and Minimum Operation Standards for Civil Airports, Provisions of the Civil Aviation Administration of China on the Administration of the Transport of Dangerous Goods by Air, Provisions of China’s Civil Aviation Business Permits for Domestic Routes and Provisions on the Business License for Public Air Transport Enterprises.

For the year ended 31 December 2017, the Company strictly followed the laws and regulations mentioned above to ensure safe operation of the Company, and to secure its timetable execution rate and flight punctuality rate to reach the standard. The Company applied new air routes according to laws and returned back in a timely manner any unused traffic rights operation license. No punishment was imposed on the Group by any regulator institutions which caused material impact on the operation of the Group.

For the year ended 31 December 2017, the Group has complied with laws and regulations that has material effect on the operation of the Group.

ENVIRONMENTAL POLICIES AND PERFORMANCE

During the reporting period, the Company actively responded to climate changes, continued to promote energy saving and emission reduction, and made more efforts to reduce the impact on the environment:

(1)	Green flight

The Company constantly explored to increase energy utilization efficiency. The Company optimized its fairway layout and paths, introduced a new generation of green model such as Airbus A320NEO to constantly create green fleet, implemented aircraft transformation and addition of winglets, used big data platform – “Aviation Oil e Cloud” for precise aviation oil management, and tried all kinds of methods to reduce emissions of carbon dioxide, such as technology innovation, increasing efficiency, using alternative fuels. As a result, the Company reduced a total of 63,000 tons of carbon dioxide emissions throughout the year.

(2)	Ground environmental protection

The Company cared about flight, but cared more about the burdens brought to the environment thereby. The Company tried its best to minimize such impact. We introduced foreign advanced engine cleaning equipment, promoted and applied aircraft dry cleaning technology, standardized the procedures for disposal of wastes, controlled the noise and waste gas discharge. As a result, we achieved a good performance in energy saving and emission reduction.

(3)	Advocating green life

The Company kept practicing the concept of low carbon and environmental protection in the process of providing services. It was dedicated to innovative product and service mode so that it could conduct marketing via electronic means but not traditional paper for reducing paper use in such process. We fully promoted the use of mobile QR Code for boarding. This reduced paper use effectively. Our electronic invoice service helped protect 3,200 trees from cutting down at least each year. We also conducted energy saving publicity, and provided support for research on environmental protection in Antarctica Pole. We protected biodiversity. We formally signed Buckingham Place Declaration initiated and proposed by wildlife protection alliance to announce our participation in the suppression of illegal transport and trading of wildlife and its products.

DIRECTORS AND SUPERVISORS’ INTERESTS IN TRANSACTION, ARRANGEMENT OR CONTRACT OF SIGNIFICANCE

Save as disclosed in the section headed “Connected Transactions” below, neither Director/Supervisors nor entity connected with the Directors/Supervisors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to the business of the Group subsisting at any time during the year ended 31 December 2017 or at the end of the year to which the Company, its holding company, or any of its subsidiaries was a party.

DIRECTORS AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year ended 31 December 2017 was the Company or any of its subsidiaries a party to any arrangement that would enable the Directors/Supervisors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the Directors/Supervisors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right.

DIRECTORS AND SUPERVISORS’ INTEREST IN COMPETING BUSINESS

As at 31 December 2017, none of the Directors/Supervisors or any of their respective associates had engaged in or had any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2017.

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAH and other connected persons from time to time. Details of the connected transactions of the Company conducted in 2017 which are required to be disclosed herein under the Listing Rules, are as follows:

(1)	De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAH and the Company for the purpose of defining and allocating the assets and liabilities between CSAH and the Company. Under the De-merger Agreement, CSAH and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAH or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAH has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this annual report.

(2)	Continuing Connected Transactions between the Company and CSAH (or their respective subsidiaries)

A.	SACM, which is 40% owned by the Company and 60% owned by CSAH

On 30 December 2015, the Company renewed the media services framework agreement (the “Media Services Framework Agreement”) with SACM, for a term of three years commencing from 1 January 2016. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, the plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of air-hostess, and services relating to the distribution of newspapers and magazines. The service fees for the media services to be provided to members of the Group by SACM and its subsidiaries are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market price; or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The annual caps under the Media Services Framework Agreement for each financial year ended 31 December 2016, 2017 and 2018 will remain at RMB118.5 million respectively.

For the year ended 31 December 2017, the media fees incurred by the Group for the media services amounted to RMB74 million.

B.	Finance Company, which is 66.02% owned by CSAH, 25.28% owned by the Company and 8.70% owned in aggregate by four subsidiaries of the Company

On 29 August 2016, the Company entered into a New Financial Services Framework Agreement (the “New Financial Services Framework Agreement”) with Finance Company, in order to renew the financial services provided by Finance Company to the Group under Financial Services Framework Agreement (the “Financial Services Framework Agreement”) entered into by the Company and Finance Company on 18 November 2013 for a term of three years and contain the insurance business platform services provided by the Group to Finance Company under the Cooperation Framework Agreement entered into by the Company and Finance Company on 19 November 2015. The term of the Agreement is three years, starting from 1 January 2017 to 31 December 2019.

Under such agreement, financial services provided by the Finance Company to the Group including deposit services (“Deposit Services”), loan services (“Loan Services”) and other financial services (“other financial services”). Both parties agreed that: (1) the Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money deposited by the Group with it with state-owned commercial banks and listed commercial banks; (2) The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements upon application by the Company during the term of the New Financial Services Framework Agreement, and the Finance Company shall not charge interest rates higher than the interest rate set by the PBOC for the same term of loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group); (3) Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by China Banking Regulatory Commission to be operated by the Finance Company by entering into of separate agreements. In relation to the insurance business platform services arrangements under the Financial Services Framework Agreement, as the platform service provider, the Company agreed to cooperate with the Finance Company, and authorize Finance Company to use each platform of the Group (including electronic platforms and ground service counter channels) as the sales platforms for sale of various insurances relating to aviation transportation (including baggage insurance and aviation passenger accident insurance). For the sale of insurance policies through the Group’s ground service counter channels and its electronic platforms, the Group is currently charging a fixed ratio of the insurance premium of each of the different kinds of insurance policies. The pricing model has been agreed on an arm’s length basis by the Company and the Finance Company with reference to the determination basis as set out in the table disclosed in the Company’s announcement dated 29 August 2016.

The rates should be determined on an arm’s length basis and based on fair market rate, and should not be higher than those available from independent third parties. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB8,000 million on any given day. The annual cap of fees payable to the Finance Company by the Group for the other financial services should not exceed RMB5 million. In addition, the annual caps of fees to be received by the Group for the insurance business platform services under New Financial Services Framework Agreement were RMB68.60 million, RMB79.35 million and RMB91.67 million respectively for each financial year ended 31 December 2017, 2018 and 2019. On 16 December 2016, the extraordinary general meeting of the Company considered and approved the New Financial Services Framework Agreement.

As of 31 December 2017, the Group’s deposits placed with the Finance Company amounted to RMB6,095 million and loans from it amounted to RMB431 million. The fees received by the Group amounted to RMB26 million for the year ended 31 December 2017.

C.	GSC, a wholly-owned subsidiary of CSAH

On 16 December 2016, the Company entered into a Passenger and Cargo Sales and Ground Services Framework Agreement (the “Passenger and Cargo Sales and Ground Services Framework Agreement”) for a term of three years starting from 1 January 2017 to 31 December 2019. Under Passenger and Cargo Sales and Ground Services Framework Agreement, GSC agreed to provide certain services and charge agent service fees while the Company agreed to lease certain assets including transportation tools and equipment and workplace and charge rental thereon. GSC agrees to provide the following services to the Group: (i) domestic and international air ticket sales agency services; (ii) domestic and international airfreight forwarding sales agency services; (iii) chartered flight and pallets sales agency services; (iv) import and export port and transfer services related to cargo operations; (v) ground services, including aircraft maintenance, cabin cleaning, cleaning, collecting and issuing of towels, entertaining equipment maintenance within aircraft, surface cleaning of aircraft and comprehensive ground services; and (vi) support to sales and services oriented to major direct customers of the Company. In respect of the services provided by GSC to the Group, the agency fee for sales agency services is determined by reference to the agency ratio paid to the agency companies by the airlines companies of the same types of the industry in the same regions (including domestic and foreign market). The service fee for internal operation services is determined by the fee standard prescribed by the local government. The service fee for other maintenance and ground services is mainly determined based on related costs (mainly including labor costs, operation costs, management costs and taxes) in addition to 10% profit ratio. With respect to the rentals to be received by the Company, rentals are determined with reference to the valuation prepared by valuation agency (independent third party). The Company expect the annual fees payable to the Company under Passenger and Cargo Sales and Ground Services Framework Agreement will not exceed RMB10 million. Under Passenger and Cargo Sales and Ground Services Framework Agreement, the annual caps for the services provided to the Group by GCS for each of the three years ending 31 December 2019 will be RMB270 million, RMB330 million and RMB400 million, respectively.

During the year ended 31 December 2017, agency fees and service fees paid to, service revenue received from GSC by the Group was RMB44 million, RMB112 million and RMB3 million, respectively.

D.	CSAGPMC, a wholly-owned subsidiary of CSAH

(a) On 29 December 2014, the Company entered into the new property management framework agreement (the “Property Management Framework Agreement”) with CSAGPMC to renew the property management transactions for a term of three years from 1 January 2015 to 31 December 2017. Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. In addition, CSAGPMC has also been appointed for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services to the Group, which are newly added services to be provided by CSAGPMC to the Group. The annual cap for the Property Management Framework Agreement is set at RMB90 million, RMB92 million and RMB96 million for each of the three years ending 31 December 2015, 2016 and 2017, respectively.

The management and maintenance services fee shall be determined at an arm’s length basis between both parties and according to the market prices, which shall be determined with the consultation by the Company in the property management market, taking into account the location, areas and types of the properties of the Company at the old Baiyun Airport and the new Baiyun International Airport. The management and maintenance services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

For the year ended 31 December 2017, the property management and maintenance fee incurred by the Group amounted to RMB70 million pursuant to the Property Management Framework Agreement.

(b) As the Property Management Framework Agreement had expired on 31 December 2017 and the transactions contemplated thereunder will continue to be entered into on a recurring basis, the Company has entered into the new Property Management Framework Agreement (the “new Property Management Framework Agreement”) with CSAGPMC on 19 December 2017 for a term of three years from 1 January 2018 to 31 December 2020 to renew the property management transactions originally covered under the Property Management Framework Agreement. Pursuant to the new Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment and for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services. In addition, the scope of the property under the Property Management Framework Agreement has been reviewed and adjusted.

The annual cap for management and maintenance services fee payable pursuant to the new Property Management Framework Agreement is set at RMB155 million for each of the three years ending 31 December 2018, 2019 and 2020, respectively. The annual cap is determined at an arm’s length negotiation between both parties with reference to (i) the original annual caps, the actual transaction amount for 2015 and 2016, and the expected transaction amount for 2017 which will possible nearly reach the original annual cap; (ii) the substantial increase in the labour cost; and (iii) the expected substantial increase in the coverage of properties, including retirement employee management department buildings, certain office buildings and so on.

The property management services fee shall be determined at an arm’s length basis between both parties and according to the market prices, which shall be determined with reference to the consultation by the Company in the property management market, taking into account the location, areas and types of the properties of the Company at the old Baiyun Airport and new Baiyun International Airport. The property management services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

E.	SACC, which is 50.1% owned by CSAH

On 30 December 2015, the Company entered into the catering services framework agreement (the “Catering Services Framework Agreement”) with SACC in order to renew the catering services transactions and extend another three years from 1 January 2016 to 31 December 2018. The service fee of the catering services transactions mainly includes such three parts as in-flight lunch box fees, operating fees and storage fees. In-flight lunch box fees are determined according to the costs of raw materials, production costs and taxes. Operating fees are determined by labor costs and facility costs while the storage fees are determined by the rentals and labor costs. The labor costs will be determined with reference to the average salary of prior year issued by local government. The services fee charged by SACC should not be higher than the one charged by any independent third parties in the similar locations of similar services. The annual cap under the Catering Services Framework Agreement for each financial year ending 31 December 2016, 2017 and 2018 is RMB152 million, RMB175 million and RMB201 million, respectively.

For the year ended 31 December 2017, the service fees paid by the Group to SACC amounted to RMB125 million.

F.	MTU Maintenance Zhuhai Co., Ltd. (“Zhuhai MTU”), which is 50% owned by CSAH

The Company entered into an agreement relating to continuing connected transactions with CSAH, MTU Aero Engines GmbH (“MTU GmbH”) and Zhuhai MTU on 28 September 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favourable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its effective date to 5 April 2031.

For the year ended 31 December 2017, the Group’s engine repair and maintenance service fees incurred under the agreement relating to continuing connected transactions amounted to RMB1,537 million.

(3)	Trademark License Agreement

The Company and CSAH entered into a ten year trademark license agreement dated 22 May 1997. Pursuant to which CSAH acknowledges that the Company has the right to use the name “南方航空 (China Southern)” and “中國南方航空 (China Southern Airlines)” in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airlines and airlines-related businesses. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2017, the trademark license agreement entered into by the Company and CSAH was automatically renewed for 10 years.

(4)	Leases

The Group (as lessee) and CSAH or its subsidiaries (as lessor) entered into lease agreements as follows:

A.	(a) The Company and CSAH entered into the asset lease agreement (the “Asset Lease Agreement”) on 29 December 2014 for a term of three years from 1 January 2015 to 31 December 2017 to renew lease transactions. Pursuant to the Asset Lease Agreement, CSAH agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhanjiang, Changsha and Nanyang (mainly referred to Jiangying Airport) for a term of three years commencing from 1 January 2015 to 31 December 2017. The annual rent payable pursuant to the Asset Lease Agreement of RMB86,268,700 is determined after arm’s length negotiation by the parties with reference to the historical figures and rental assessment report prepared by Zhonghuan Songde (Beijing) Assets Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations.

For the year ended 31 December 2017, the rent incurred by the Group amounted to RMB86,268,700 pursuant to the Asset Lease Agreement.

(b) As the Asset Lease Agreement had expired on 31 December 2017 and the lease transaction contemplated thereunder continue to be entered into on a recurring basis, the Company and CSAH entered into the new Asset Lease Framework Agreement (the “new Asset Lease Framework Agreement”) on 26 January 2018 for a term of three years commencing from 1 January 2018 to 31 December 2020 to continue the asset lease transactions originally covered under the Existing Asset Lease Agreement. Pursuant to the new Asset Lease Framework Agreement, CSAH has agreed to continue to lease to the Company certain buildings, land and equipment assets at existing locations in Guangzhou, Wuhan, Changsha, Haikou, Zhanjiang and Nanyang. The annual cap for rent payable pursuant to the new Asset Lease Framework Agreement is set at RMB116,198,000. The annual cap was determined after arm’s length negotiation by the parties and with reference to (i) rental assessment report with the valuation date on 30 June 2017 prepared by Pan-China Assets Appraisal Co., Ltd. (北京天健興業資產評估有限公司); and (ii) the historical annual rent paid and the annual cap.

B.	The Company and CSAH entered into an indemnification agreement dated 22 May 1997 in which CSAH has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain lands and buildings.

C.	On 16 December 2016, the Company and CSAH have entered into a new property and land lease framework agreement (the “Property and Land Lease Framework Agreement”) to renew the land and property leases transactions contemplated under the Lease Agreements for the period from 1 January 2017 to 31 December 2019. Pursuant to the Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm’s length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Zhonglian Yangcheng Asset Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations and historical figures. The maximum annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB130 million.

For the year ended 31 December 2017, the rents for property lease and land lease incurred by the Company amounted to RMB32,332,700 and RMB67,948,700, respectively pursuant to the Property and Land Lease Framework Agreement.

D.	On 27 April 2017, the Company entered into a finance lease agreement in relation to one Airbus A321 aircraft (“A321 Finance Lease Agreement”) and a finance lease agreement in relation to one Airbus A330-300 aircraft (“A330 Finance Lease Agreement”) with Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (“CSA Leasing Company”), a company is wholly owned by CSAH through itself and its wholly-owned subsidiary, respectively, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft, respectively, in accordance with the terms and conditions of relevant Finance Lease Agreements. Under relevant Finance Lease Agreements, the applicable interest rate will be 21.6% below the lower limit of interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under relevant Finance Leases.

Under the A321 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% float down of the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$80 million (which is equivalent to approximately RMB552 million), (4) the handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$293,150 (which is equivalent to approximately RMB2,022,735), and (5) upon the expiry of the lease term, the Company is entitled to purchase such aircraft back from CSA Leasing Company at RMB10,000 for such aircraft.

Under the A330 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% below the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$170 million (which is equivalent to approximately RMB1,173 million), (4) the respective handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$634,700 (which is equivalent to approximately RMB4,379,430), and (5) upon the expiry of the lease term, the Company is entitled to repurchase such aircraft back from CSA Leasing Company at RMB10,000 for such aircraft.

The total rental fee and handling fee for the Aircraft Finance Leases shall not exceed US$250.93 million (which is equivalent to approximately RMB1,731.42 million).

For the year ended 31 December 2017, the transaction fees paid by the Company to CSA Leasing Company under the A321 Finance Lease Agreement and A330 Finance Lease Agreement was RMB1,143 million in total (include the principal, interest payable and handling fee).

E.	On 26 May 2017, the Company entered into the Aircraft Finance Lease Framework Agreement (“Aircraft Finance Lease Framework Agreement”) with CSA International Finance Leasing Co., Ltd. (“CSA International”), a company is wholly owned by CSAH through itself and its wholly-owned subsidiary for a effective term from 1 July 2017 to 31 December 2017.

CSA International agreed to provide finance leasing to the Company in relation to the Leased Aircraft, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the relevant Aircraft Finance Lease Framework Agreements and the relevant implementation agreements contemplated thereunder. The Leased Aircraft comprises part of the aircraft in the Company’s aircraft introduction plan from 1 July 2017 to 31 December 2017 subject to adjustment from time to time. The number of the Leased Aircraft will not be more than 28.

Under the Proposed Transactions, the applicable interest rate for the principal amount not more than 10.0% of the consideration for the purchase of the Leased Aircraft will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of aircraft, satisfying certain prerequisites. The rental fee is the repayment of the principal amount for the Leased Aircraft and the interest under the Proposed Transactions.

The lease period of the aircraft under the Aircraft Finance Lease Framework Agreement will be agreed upon entering into the Aircraft Finance Lease Agreements. Based on previous similar transactions, the lease period of the aircraft under the separate Aircraft Finance Lease Agreement(s) would be 10 to 12 years. The respective handling fee for each of the Leased Aircraft shall be paid by the Company to CSA International prior to the commencement of the respective Delivery Date. Upon the payment of the last instalment of rental fee by the Company to CSA International for each relevant the Leased Aircraft, the Company is entitled to purchase the relevant Leased Aircraft back from CSA International at a nominal purchase price for such aircraft.

According to the Company’s aircraft introduction plan for the period from 1 July 2017 to 31 December 2017, and based on the assumption that the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft finance lease transactions between the Company and CSA International for the period from 1 July 2017 to 31 December 2017 shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the finance lease in the second half of 2017, the proposed total transaction amount was US$1,058.1 million. As the proposed cap for the aircraft finance lease transaction between the Company and CSA International should be set on an annual basis, having considered the historical transaction amounts and the proposed transaction amount for the period from 1 July 2017 to 31 December 2017, the proposed cap on an annual basis shall not exceed US$1,309.1 million (or the equivalent amount in RMB) for the year ending 31 December 2017.

For the year ended 31 December 2017, the total fees paid by the Company to CSA International pursuant to the relevant Aircraft Finance Lease Framework Agreement was RMB6,831 million.

On 30 June 2017, the Aircraft Finance Lease Framework Agreement above was considered and approved at 2016 annual general meeting.

F.	On 17 October 2017, the Company entered into the 2018-2019 Finance and Lease Service Framework Agreement (“2018-2019 Finance and Lease Service Framework Agreement”) with CSA International for a effective term from 1 January 2018 to 31 December 2019.

CSA International agreed to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2018-2019 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

(a)	Subject matter under the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement contains the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2018 to 31 December 2019, subject to adjustment from time to time. The number of the leased Aircraft will be no more than 41 and 46 for the two years ended 31 December 2018 and 31 December 2019, respectively. Under the Finance Lease Transactions, principal amount shall not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment), the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying certain prerequisites. The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

The lease period of the subject matter under the 2018-2019 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft and Leased Aircraft Related Assets under the separate Finance Lease Agreement(s) would be 10 to 12 years. In addition, with reference to the accounting policy in respect of the Aviation Related Equipment of the Company, the lease period of the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would be approximately 5 years. The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Company to CSA International prior to the commencement of the respective Delivery Date. Upon the payment of the last instalment of rental fee by the Company to CSA International for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Company is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from CSA International at a nominal purchase price for such subject matter.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft (excluding helicopter) finance lease transactions shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the Company’s introduction plan from 2018 to 2019; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed 75% of all the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2018 to 2019; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2018 to 2019, the total transaction amount under the Finance Lease Transactions for the two years ended 31 December 2018 and 31 December 2019 is US$2,621 million and US$3,126 million.

(b)	Subject matter under the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement contains the aircraft and engines in the Company’s introduction plan through operating lease from 1 January 2018 to 31 December 2019. The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft and engines satisfying certain prerequisites.

During the lease period, CSA International have ownerships of the aircraft and engines and the Company have the rights to use the aircraft and engines. Upon the expiry of the lease period, the Company should return the aircraft and engines to CSA International.

In arriving the proposed cap under Operating Lease Transactions, the Company considered the aircraft and engines to be introduced based on the Company’s introduction plan for 2018 and 2019 and their estimated monthly rental fee. For aircraft, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft of similar model and age. For engines, as the Company expects the Operating Lease Transactions will only involve one model of engine, the Company used the previous rental fee for same model of engine to calculate the cap. Considering the above, the proposed maximum annual rental fee under the Operating Lease Transactions for the two years ended 31 December 2018 and 31 December 2019 is US$150 million and US$240 million.

On 20 December 2017, the 2018-2019 Finance and Lease Service Framework Agreement above was considered and approved at 2017 second extraordinary general meeting of the Company.

(5)	Proposed Share Issuance

On 26 June 2017, the Board proposed to put forward to the extraordinary general meeting and the class meetings to approve and authorise the Board (i) to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAH) at the A Share subscription price (the “A Share Issuance”), and as part of the A Share Issuance, to enter into the A Share Subscription Agreement (“A Share Subscription Agreement”) with CSAH, pursuant to which CSAH will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer 50% of the Zhuhai MTU Shares to the Company and cash; and (ii) to issue no more than 590,000,000 new H Shares (including 590,000,000 H Shares) to Nan Lung at the subscription price of HK$6.27 per H Share (subject to adjustments) and to enter into the H Share Subscription Agreement with Nan Lung (the “H Share Issuance”, collectively with “A Share Issuance”. the “Proposed Share Issuance”). The total funds to be raised from the Proposed Share Issuance will be not more than RMB12,737.00 million (including RMB12,737.00 million), which will be utilised in the procurement of aircraft, the project for selection and installation of lightweight seats for A320 series aircraft and the supplemental to the general working capital. The aforesaid A Share Issuance and the H Share Issuance are inter-conditional upon each other. The new A Shares and new H Shares to be issued under the aforesaid A Share Issuance and H Share Issuance respectively will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings.

On 19 September 2017, the Board considered and approved that (i) the Company to enter into the Supplemental Agreement I to the A Share Subscription Agreement with CSAH, pursuant to which 50% of the Zhuhai MTU Shares as partial consideration payable by CSAH for its subscription of new A Shares under the A Share Subscription Agreement has been adjusted to RMB1,741.08 million according to the final assessment results as filed and approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) stated in the final valuation report prepared by the Independent Valuer in terms of the 50% of the Zhuhai MTU Shares as at the Valuation Reference Date; and (ii) the subscription price and the number of H Shares to be issued pursuant to the H Share Subscription Agreement shall be adjusted to HK$6.156 and not more than 600,925,925 new H Shares (including 600,925,925 H Shares), respectively due to the implementation of the 2016 dividend distribution plan of the Company. Accordingly, the relevant parts in the proposal for A Share Issuance and H Share Issuance will be revised accordingly.

On 8 November 2017, the aforesaid A Share Issuance and H Share Issuance was considered and approved at the 2017 first extraordinary general meeting, 2017 first class meeting for holders of A shares and 2017 first class meeting for holders of H shares of the Company. The abovementioned H Share Issuance has been approved by CSRC, and the A Share Issuance is subject to the approval from CSRC.

(6)	Acquisition of Property in the PRC

On 7 December 2017, Zhuhai Airlines, as purchaser (“Purchaser”), entered into the Sale and Purchase Agreements with Zhuhai China Southern Air Real Property Development Co., Ltd., as vendor (“Vendor”), pursuant to which the Purchaser agreed to acquire the whole 7th to 11th floor and one shop of China Southern Air Zhuhai Area Headquarter Building (南航珠海總部大廈) located at No. 52 Haibin South Road, Xiangzhou District, Zhuhai City, the PRC with a gross floor area of approximately 8,183.27 square meters (“Property”) at a total consideration of RMB159,990,100 for office and marketing purposes.

The consideration for the Property Acquisition was determined after arm’s length negotiations between the Company and the Vendor, with reference to (i) the price of similar types (for office purpose) of properties located in the same areas in Zhuhai, which ranges from RMB25,900 per square meter to RMB31,300 per square meter; (ii) the price of street shops in the open market of Zhuhai, which is approximately RMB80,000 per square meter; (iii) the prevailing selling prices of other shops of the development in which the Property forms part of, in the open market of Zhuhai; and (iv) the agreed discount of approximately 22.58% on the price offered to public which is RMB206,654,700, provided by the Vendor to the Company. The consideration also includes taxes and renovation costs. The Company intends to satisfy the consideration by its internal resources.

The vendor is a wholly-owned subsidiary of Zhonghai China Southern Air Construction Development Co., Ltd., which is owned as to 49%, 30% and 21% equity interests by CSAH, CITIC Real Estate Group Co., Ltd. (中信房地產集團有限公司) and Guangdong Zhonghai Real Estate Co., Ltd. (廣東中海地產有限公司), respectively. As CSAH is a controlling shareholder of the Company, the vendor is a connected person of the Company under the Listing Rules.

The Property Acquisition will strengthen the Company’s cooperation with the Zhuhai municipal government as the development of the Property was approved by Zhuhai municipal government with a view to provide support to the business development of the Company. The Property Acquisition will also address Zhuhai Airline’s needs for improvement on infrastructure to support the growth of Zhuhai Airline in the civil aviation market. Since the Property is situated at the commercial business district in Zhuhai City, the Company believes that acquiring the Property with such geographical advantages as its office can not only meet the needs of future business development, but also realign its office premises with the Company’s brand and image.

The Company has confirmed that the execution and enforcement of the implementation agreements under the continuing connected transactions above for the year ended 31 December 2017 has followed the pricing principles of such continuing connected transactions.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed the non-exempt continuing connected transactions and are of the view that:

(a)	those transactions were conducted in the ordinary and usual course of business of the Group;

(b)	those transactions were entered into on normal commercial terms or better; and

(c)	those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

The auditor of the Company was engaged to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued their unqualified letter containing their conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Rule 14A.38 of the Listing Rules, indicating that:

(a)	nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s board of directors.

(b)	for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c)	nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d)	with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

Certain related party transactions as disclosed in note 50 to the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

SHARE ISSUANCE

(1)	Issuance of H Shares Under the General Mandate

On 27 March 2017, according to the authorisation under the general mandate approved by the 2015 annual general meeting and as approved by the Board, the Company entered into the Share Subscription Agreement with American Airlines, pursuant to which the American Airlines has agreed to subscribe for 270,606,272 new H Shares of the Company (the “Subscription”), at the subscription price of HK$1,553.28 million, representing a subscription price of HK$5.74 per share. The closing price of the H Shares as at the date of the Share Subscription Agreement is HK$5.49. The Subscription has completed on 10 August 2017.

The gross proceeds from the Subscription was HK$1,553.28 million and the net proceeds from the Subscription was approximately HK$1,546.99 million (after deduction of expenses of the Subscription payable by the Company). The net price (after deduction of expenses of the Subscription payable by the Company) per Subscription Share was approximately HK$5.72.

Under the Company’s announcement dated 27 March 2017, The Company intends to utilize the net proceeds form the Subscription for supplementing the general working capital of the Group. As at 31 December 2017, all raised proceeds has been utilized for supplementing the general working capital of the Group.

(2)	Proposed Share Issuance

The details of the Proposed Share Issuance have been included in the section headed “Connected Transactions” in this report.

Assuming the respective parties will subscribe for the maximum number of new A Shares and new H Shares at the respective subscription prices for A Shares and H Shares under the Proposed Share Issuance, the total proceeds of the A Share Issuance and H Share Issuance will be not more than RMB9,500 million (including RMB9,500 million) and HKD3,699 million (including HKD3,699 million), respectively. Based on the above assumptions, the aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB2,400,925,925. The total proceeds of the Proposed Share Issuance are intended to be used for purchasing aircrafts, projects in relation to energy-conservation and emission-reduction and used as working capital of the Company. The closing price of the H Shares as at the date of the H Share Subscription Agreement is HK$6.78.

DONATIONS

For the year ended 31 December 2017, the Group made donations for charitable purposes amounting to RMB13.81 million.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2017, the Group’s deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

MATERIAL LITIGATION

Save as disclosed in note 53 to the annual report, as at 31 December 2017, the Group was not involved in any material litigation.

SUBSEQUENT EVENTS

On 26 June 2017, the Company entered into the A Share Subscription Agreement with CSAH, pursuant to which the Company is to issue not more than 1,800,000,000 (inclusive) new A Shares to not more than 10 specific investors (including CSAH) (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB9,500 million (inclusive). CSAH will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of assets and cash. In the meantime, the Company entered into the H Share Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company is to issue not more than 600,925,925 (inclusive and adjusted) new H shares at the subscription price of HKD6.156 per H Share (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD3,699 million (inclusive). The consideration will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on 8 November 2017. On 12 March 2018, the H Share Issuance was approved by China Securities Regulatory Commission. The A Share Issuance and the H Share Issuance are inter-conditional upon each other, and the Company shall obtain all of the approvals required under the applicable laws and regulations before issuance.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting, U.S. Financial reporting and internal control reporting for the year 2018 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2018.

By order of the Board

Wang Chang Shun

Chairman

Guangzhou, the PRC

26 March 2018

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

I.	CHANGE IN SHARE CAPITAL

(I)	Changes in Shareholdings

						Unit: Share

			Increase and decrease (+, -)
	Before changes		Issuance of		After changes
	Shares	(%)	new shares	subtotal	Shares	(%)
I. Shares subject to trading restrictions	0	0	0	0	0	0
II. Shares not subject to trading restrictions
1. RMB ordinary shares	7,022,650,000	71.53	0	0	7,022,650,000	69.61
2. Overseas listed foreign shares	2,794,917,000	28.47	270,606,272	270,606,272	3,065,523,272	30.39
III. Total number of shares	9,817,567,000	100	270,606,272	270,606,272	10,088,173,272	100

(II)	Description of change in shares

During the reporting period, the Company completed the issuance of 270,606,272 overseas listed foreign shares (H Shares) to American Airlines, Inc., and total number of shares increased to 10,088,173,272.

During the reporting period, the Company initiated the project in relation to the non-public issuance of shares, and held the 15th and 17th meeting of seven session of the Board on 26 June 2017 and 19 September 2017, respectively, considering and approving a series of resolutions in respect of the proposed non-public issuance of A Shares to not more than 10 specific investors (including China Southern Air Holding Limited Company (“CSAH”); and the proposed non-public issuance of H Shares to Nan Lung (or other wholly-owned subsidiary designated by CSAH). Please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 27 June 2017 and 20 September 2017, respectively, for details.

As of 8 February 2018, the Company successively received the approvals from State-owned Assets Supervision and Administration Commission of the State Council of the PRC regarding the non-public issuance of shares and the feedback from the China Securities Regulatory Commission (the “CSRC”) in respect of the Company’s non-public issuance of shares. The Company provided written responses to the feedback from the CSRC and publicly disclosed the responses. For details, please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 31 October 2017, 22 December 2017 and 8 February 2018, respectively.

On 16 March 2018, the Company published the “Announcement in relation to Approval by the CSRC of the Application for the Non-public Issuance of Overseas Listed Foreign Shares (H Shares) of the Company” where the CSRC has approved the Company to issue new overseas listed foreign shares of not more than 600,925,925 shares. For details, please refer to the relevant announcement published by the Company on China Securities Journal, The Shanghai Securities Journal, Securities Times and the website of Shanghai Stock Exchange on 16 March 2018.

Until now, the aforesaid non-public issuance of shares is still in the progress of review by the CSRC. The Company will continue to fulfill its disclosure obligations pursuant to relevant requirements.

II.	ISSUANCE AND LISTING OF SECURITIES

(I)	Securities issuance during the last 3 years as of the end of the Reporting Period

Type of securities and derivatives	Issuance date	Issuance price (or interest rate)		Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
Ordinary shares
Overseas listed foreign shares (H share))	10 August 2017	HK$	5.74/share	270,606,272	10 August 2017	270,606,272	/
Other derivatives
Ultra short-term financing bills	16 February 2017		3.70%	RMB1 billion	21 February 2017	RMB1 billion	17 November 2017

(II)	Changes in the total number of shares, shareholder structure and assets and liabilities structure of the Company

1.	Changes in the total number of ordinary shares and shareholder structure of the Company

On 10 August 2017, the Company completed to issue 270,606,272 H Shares to American Airlines with the issue price of HK$5.74 per share and the nominal value of RMB1 per share. Meanwhile, the Company and American Airlines have completed the share subscription and closing matters. Upon completion of the issuance, changes in capital structure are as follow:

	Before the non-public issue		After the non-public issue
Type of share	Number (share)	Percentage (%)	Number (share)	Percentage (%)
A Shares not subject to trading restrictions	7,022,650,000	71.53%	7,022,650,000	69.61%
A Shares subject to trading restrictions	—	—	—	—
H Shares not subject to trading restrictions	2,794,917,000	28.47%	3,065,523,272	30.39%
H Shares subject to trading restrictions	—	—	—	—

Total	9,817,567,000	100.00%	10,088,173,272	100.00%

2.	Changes in the assets and liabilities structure of the Company

(1)	analysis on the assets structure

As of 31 December 2017, the total assets of the Company amounted to RMB218.7 billion, representing an increase of 9.12% compared to the end of 2016, with an asset-liability ratio of 71.40%, representing a decrease of 1.17 points compared to the end of 2016. Among which, the current asset was RMB17.9 billion (representing 8.18% of the total assets), representing an increase of 29.93% compared to the end of 2016, and the non-current asset was RMB200.8 billion (representing 91.82% of the total assets), representing an increase of 7.58% compared to the end of 2016.

(2)	analysis on the liabilities structure

As of 31 December 2017, the total liabilities of the Company amounted to RMB156.2 billion, of which the current liability was RMB69.6 billion, representing 44.56% of the total liabilities; the non-current liability was RMB86.6 billion, representing 55.44% of the total liabilities.

III.	PARTICULARS OF SHAREHOLDERS

(I)	Number of shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 169,285. As at 28 February 2018, total number of ordinary shareholders of the Company was 180,857.

(II)	Particulars of shareholdings

1.	Particulars of the top ten shareholders

							Unit: share
Particulars of the top ten shareholders
Name of the shareholder (in full)	Increase/(decrease) during the reporting period	Number of shares held at the end of reporting period	Shareholding percentage (%)	Number of shares subject to trading restrictions	Pledged or frozen		Capacity
					Status	Number
China Southern Air Holding Limited Company	0	4,039,228,665	40.04	0	0	0	Stated-owned legal entity
HKSCC (Nominees) Limited	252,000	1,749,711,988	17.34	0	Unknown	Unknown	Overseas legal entity
Nan Lung Holding Limited	0	1,033,650,000	10.25	0	0	0	Stated-owned legal entity
China Securities Finance Corporation Limited	133,988,558	401,607,940	3.98	0	Unknown	Unknown	Stated-owned legal entity
American Airlines	270,606,272	270,606,272	2.68	0	Unknown	Unknown	Overseas legal entity
National Social Security Fund 118	111,405,666	149,325,571	1.48	0	Unknown	Unknown	Stated-owned legal entity
Central Huijin Investment Ltd.	0	64,510,900	0.64	0	Unknown	Unknown	Stated-owned legal entity
Zhong Hang Xin Gang Guarantee Co., Ltd.	(8,406,400)	61,593,600	0.61	0	Unknown	Unknown	Stated-owned legal entity
China National Aviation Holding Company	0	49,253,400	0.49	0	Unknown	Unknown	Stated-owned legal entity
China Construction Bank Corporation-LOF	44,999,800	44,999,800	0.45	0	Unknown	Unknown	Other

2.	Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions

			Unit: Share
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of Shareholder	Number of tradable shares not subject to trading restrictions	Type and number of shares
		Type	Number
China Southern Air Holding Limited Company	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC (Nominees) Limited	1,749,711,988	Overseas listed foreign shares	1,749,711,988
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
China Securities Finance Corporation Limited	401,607,940	RMB ordinary shares	401,607,940
American Airlines	270,606,272	Overseas listed foreign shares	270,606,272
National Social Security Fund 118	149,325,571	RMB ordinary shares	149,325,571
Central Huijin Investment Ltd.	64,510,900	RMB ordinary shares	64,510,900
Zhong Hang Xin Gang Guarantee Co., Ltd.	61,593,600	RMB ordinary shares	61,593,600
China National Aviation Holding Company	49,253,400	RMB ordinary shares	49,253,400
China Construction Bank Corporation-LOF	44,999,800	RMB ordinary shares	44,999,800
Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,070,362,000 H shares of the Company through it wholly-
owned subsidiaries in Hong Kong, namely Nan Lung and Yazhou Travel
Investment Company Limited. The Company is not aware of any other connected
	relationship between other shareholders.

3.	Strategic investors or general legal persons becoming one of the top ten shareholder of the Company as a result of placing of new shares

Name of strategic investors or general legal persons	Date of becoming a shareholder	Date of cease to be a shareholder
American Airlines	10 August 2017	9 August 2020
Explanation of the holding period agreed by strategic investors or general legal person participating in placing of new shares	Pursuant to the Share Subscription Agreement entered into by the Company and American Airlines, American Airlines cannot dispose the H shares subscribed by it this time within 3 years after the completion of the subscription without the approval in written by CSA under the specific situation.

IV.	THE CONTROLLING SHAREHOLDERS OR DE FACTO CONTROLLERS

1.	Information of the controlling shareholders

During the reporting period, there were no change in the controlling shareholders or de facto controllers of the Company.

Name	China Southern Air Holding Limited Company
Responsible person or legal representative	Wang Chang Shun
Date of Establishment	9 April 1987
Major business operation	To operate all the state-owned assets and state-owned equities being invested into the Group and its joint stock companies.
Ownership of other domestic and overseas listed companies controlled or invested during the reporting period	TravelSky Technology Limited (shareholding of 11.94%)
Reputation	Favorable

2.	Information of de facto controllers

The chart below indicates the ownership and controlling relationship between the Company and de facto controllers:

3.	Other information of the controlling shareholders and de facto controllers

CSAH was established on 9 April 1987 and is a large-scale state-owned air transportation group with China Southern Airlines (Group) Company as its main core entity, together with Xinjiang Airlines Company and China Northern Airlines Company. CSAH is one of the three core air transportation groups directly managed by the SASAC which specializes in relevant industries including air transportation and cargo logistics, aero engines maintenance, import-export trade, financing, construction and development and media and advertising.

The strategic position of the CSAH is to develop into an internationally competitive aviation transportation group with sustainable profitability. Insisting on maintaining its core values of “Customer First, Respecting Talents, Pursuit of Excellence, Continuous Innovation and Favourable Return” while maintaining its vibrant vision and mission of becoming a major world-class airlines, the number one choice for travellers and highly respected by its staff and employees, CSAH works to continually enhance its service brand to be the very best in China, the first-rate across Asia and well-known in the world.

Approved by the SASAC in Reply to Matters related to restructuring of CSAH Co., Ltd. (GZGG[2017] No. 1082), CSAH Corporation has been restructured and become a wholly state owned company from a company owned by the whole people, and also renamed CSAH Co., Ltd. For details, please see Announcements on Rename of Southern Airlines due to Restructure of Controlling Shareholders and Changes in Related Matters of Industrial and Commercial Registration released on the website of Shanghai Stock Exchange on November 23, 2017.

V.	OTHER CORPORATE SHAREHOLDERS WITH MORE THAN 10% SHAREHOLDING

				Unit: HKD
Name of corporate shareholders	Responsible person or legal representative	Date of Establishment	Registered capital	Major business operation or management activities
Nan Lung	Wu Ying Xiang (吳穎湘)	November 1992	1,674,497,700	Investment holding

VI.	DISCLOSURE OF INTERESTS

As at 31 December 2017, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares (the “Shares”) or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held	% of the total issued A Shares of the Company	% of the total issued H Shares of the Company	% of the total issued share capital of the Company
CSAH (note 1)	Beneficial owner	A Shares	4,039,228,665 (L)	57.52%	/	40.04%
	Interest of controlled corporations	H Shares	1,070,362,000 (L)	/	34.92%	10.61%
		Sub-total	5,109,590,665 (L)	/	/	50.65%
Nan Lung Holding Limited (“Nan Lung”) (note 1)	Beneficial owner	H Shares	1,070,362,000 (L)	/	34.92%	10.61%
	Interest of controlled corporations
American Airlines Group Inc. (note 2)	Interest in controlled corporations	H Shares	270,606,272(L)	/	8.83%	2.68%

Notes:

1.	CSAH was deemed to be interested in an aggregate of 1,070,362,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.02% of its then total issued H Shares) and 1,039,212,000 H Shares were directly held by Nan Lung (representing approximately 33.90% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Yazhou Travel Investment Company Limited.

2.	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares due to 100% control over American Airlines.

Save as disclosed above, as at 31 December 2017, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

I.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(I)	Changes in the number of Share held by Directors, Supervisors and Senior Management and their remuneration

As at the end of the reporting period, the Directors, supervisors and senior management of the Company were as follows:

Name	Position (note)	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of shares held as at the beginning of the year (shares)	Number of shares held as at the end of the year (shares)	Increase or decrease of shares during the year (shares)	The total remuneration before tax received from the Company during the reporting period (RMB0’000)	Had received remuneration from related party of the Company
Wang Chang Shun	Chairman of the Board Executive Director	Male	60	27 May 2016 27 May 2016	To date	0	0	0	0	Yes
Tan Wan Geng	Vice Chairman of the Board Executive Director President	Male	53	24 January 2013 15 June 2006 13 January 2009	To date	0	0	0	0	Yes
Yuan Xin Annote 2	Non-executive Director	Male	61	30 November 2011	20 December 2017	0	0	0	0	Yes
Yang Li Huanote 2	Non-executive Director	Female	62	24 January 2013	20 December 2017	0	0	0	0	Yes
Zhang Zi Fang	Executive Director Executive Vice President	Male	59	30 June 2009 27 December 2007	To date	0	0	0	0	Yes
Li Shao Binnotes 1,2	Executive Director	Male	52	24 January 2013	20 December 2017	0	0	0	93.53	No
Ning Xiang Dongnote 2	Independent Director	Male	52	29 December 2010	20 December 2017	0	0	0	15	No
Liu Chang Lenote 2	Independent Director	Male	66	30 November 2011	20 December 2017	0	0	0	15	No
Tan Jin Song	Independent Director	Male	53	26 December 2013	To date	0	0	0	15	No
Guo Weinote 2	Independent Director	Male	55	30 June 2015	20 December 2017	0	0	0	15	No
Jiao Shu Ge	Independent Director	Male	52	30 June 2015	To date	0	0	0	15	No
Zheng Fannote 4	Independent Director	Male	62	20 December 2017	To date	0	0	0	0	No
Gu Hui Zhongnote 4	Independent Director	Male	61	20 December 2017	To date	0	0	0	0	No
Pan Fu	Chairman of the Supervisory Committee	Male	55	29 December 2010	To date	0	0	0	0	Yes
Li Jia Shinote 1	Supervisor	Male	56	30 June 2009	To date	0	0	0	102.72	No
Zhang Weinote 2	Supervisor	Female	51	25 June 2008	20 December 2017	0	0	0	0	Yes
Yang Yi Huanotes 2,3	Supervisor	Female	57	16 June 2004	20 December 2017	0	0	0	0	No
Wu De Mingnote 2	Supervisor	Male	59	26 December 2013	20 December 2017	0	0	0	54.62	No
Mao Juan	Supervisor	Female	44	20 December 2017	To date	0	0	0	44.37	No
Han Wen Sheng	Executive Vice President	Male	50	22 November 2017	To date	0	0	0	0	Yes
Xiao Li Xin	Chief Accountant Chief Financial Officer Executive Vice President	Male	51	27 March 2015 27 March 2015 22 November 2017	To date	0	0	0	0	Yes
Ren Ji Dongnote 1	Executive Vice President	Male	53	7 May 2009	To date	0	0	0	102.62	No
Wang Zhi Xuenotes 1,3	Executive Vice President	Male	56	3 August 2012	To date	0	0	0	175.91	No
Li Tong Binnote 1	Chief Engineer Executive Vice President	Male	56	30 April 2014 14 September 2015	To date	0	0	0	108.70	No
Zhang Zheng Rong	Chief Operation Officer	Male	55	4 January 2017	To date	0	0	0	0	Yes
Su Liangnote 3	Chief Economist	Male	55	27 December 2007	To date	0	0	0	37.07	No
Chen Wei Huanote 1	Chief Legal Adviser	Male	51	16 June 2004	To date	0	0	0	93.54	No
Guo Zhi Qiangnote 1	Chief Marketing Officer	Male	54	27 September 2012	To date	0	0	0	93.68	No
Xie Bingnote 1	Secretary to the Board	Male	44	26 November 2007	To date	0	0	0	93.12	No
Feng Hua Nannotes 1,3	COO Flight Safety	Male	55	15 August 2014	To date	0	0	0	172.4	No
Yang Ben Sennotes 1,3	Chief Pilot	Male	60	4 January 2017	To date	0	0	0	155.19	No
Guo Jian Yenote 1	Chief Customer Officer	Male	55	4 January 2017	To date	0	0	0	71.79	No

Notes:

1.	According to proposals relating to performance appraisals, partial remuneration of some Directors, Supervisors and senior management shall be delayed as subject to evaluation result, total remuneration set out above includes such delay remuneration obtained during the reporting period;

2.	The 7th session of the Board and Supervisory Committee of the Company have expired on 20 December 2017, and work regarding to it has finished. Mr. Yuan Xin An, Ms. Yang Li Hua, Mr. Li Shao Bin, Mr. Ning Xiang Dong, Mr. Liu Chang Le and Mr. Guo Wei ceased to serve as the Directors of our Company, and Ms. Zhang Wei, Ms. Yang Yi Hua and Mr. Wu De Ming ceased to serve as the Supervisors of our Company. For details, please refer to the circular of the Company published on 23 November 2017;

3.	Ms. Yang Yi Hua, a Supervisor of the Company, has been retired in September 2015, therefore she didn’t receive any remuneration from the Company during the reporting period. Mr. Wang Zhi Xue, an Executive Vice President, Mr. Feng Hua Nan, the COO Flight Safety, Mr. Yang Ben Sen, a Chief Pilot also served as pilots, and their remunerations were inclusive of crew allowance; Mr. Su Liang, the Chief Economist, returned to office of the Company from Skyteam, therefore he received remuneration from our Company since April 2017;

4.	Mr. Zheng Fan and Mr. Gu Hui Zhong have been elected as independent directors of the Company at the second extraordinary general meeting of 2017 convened on 20 December 2017, therefore they didn’t receive any remuneration from the Company during the reporting period.

As at 31 December 2017, none of the Directors, Chief Executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules.

(II)	Other positions held in other Companies by Directors, Supervisors and Senior Management

1.	Positions held in shareholder entities

Name	Name of entities	Position	Appointment date	Expiry date
Wang Chang Shun	China Southern Air Holding Limited Company	Chairman, Party Secretary	6 December 2016	To date
Tan Wan Geng	China Southern Air Holding Limited Company	President, Director, Deputy Party Secretary	6 December 2016	To date
Zhang Zi Fang	China Southern Air Holding Limited Company	Deputy Party Secretary, Executive Vice President	26 August 2016	To date
Pan Fu	China Southern Air Holding Limited Company	Party Leadership Group Member, Team Leader of the Discipline Inspection Commission	29 October 2010	To date
Han Wen Sheng	China Southern Air Holding Limited Company	Party Leadership Group Member, Executive Vice President	11 October 2016	To date
Xiao Li Xin	China Southern Air Holding Limited Company	Party Leadership Group Member, Chief Accountant	11 October 2016	To date
Li Jia Shi	China Southern Air Holding Limited Company	Labour Union chairman	27 November 2017	To date
Zhang Zheng Rong	China Southern Air Holding Limited Company	President Assistant	9 November 2017	To date
Mao Juan	China Southern Air Holding Limited Company	General Manager of the Audit Department	25 November 2017	To date

2.	Positions held in other entities

Name of position holder	Name of other entities	Position(s) held in other entities
Zhang Zi Fang	China Southern Airlines Henan Airlines Company Limited	Chairman
Tan Jin Song	Guangzhou Hengyun Enterprises Holdings Limited	Independent Director
Tan Jin Song	Poly Real Estate Company Limited	Independent Director
Tan Jin Song	Shanghai RAAS Blood Products Co., Ltd.	Independent Director
Tan Jin Song	Zhuhai Huafa Industrial Company Limited	Independent Director
Jiao Shu Ge	CDH China Management Company Limited	Director and President
Jiao Shu Ge	Fujian Nanping Nanfu Battery Company Limited	Chairman
Jiao Shu Ge	Hainan Clear water Bay Tourism Company Limited	Chairman
Jiao Shu Ge	Hainan Aloha Hotels Company Limited	Chairman
Jiao Shu Ge	Shanghai Qing Chen Real Estate Development Company Limited	Chairman
Jiao Shu Ge	Shanghai Maitai Jun’Ao Biological Technology Co., Ltd (formerly as Shanghai Bai An Yi Xing Investment Company Limited)	Chairman
Jiao Shu Ge	Shanghai Hightech Pharmaceutical Company Limited	Chairman
Jiao Shu Ge	Shanghai Zhangjiang Biotechnology Company Limited	Chairman
Jiao Shu Ge	Shanghai Mai Tai Ya Bo Biotechnology Company Limited	Chairman
Jiao Shu Ge	Shanghai Biomabs Pharmaceuticals Co., Ltd.	Chairman
Jiao Shu Ge	Taizhou Mabtech Pharmaceutical Co., Ltd.	Chairman
Jiao Shu Ge	Taizhou Mabtech Biological Technology Co., Ltd	Chairman
Jiao Shu Ge	Henan Shuanghui Investment & Development Company Limited	Vice Chairman
Jiao Shu Ge	Inner Mongolia Hetao Spirit Group Company Limited	Vice Chairman
Jiao Shu Ge	CDH Equity Investment Management (Tianjin) Company Limited	Director
Jiao Shu Ge	Beijing Taiyang Pharmaceutical Industry Company Limited	Director
Jiao Shu Ge	Henan Luohe Shineway Industry Group Company Limited	Director
Jiao Shu Ge	WH Group Limited	Director
Jiao Shu Ge	United Global Food (US) Holdings, Inc	Director
Jiao Shu Ge	Smithfield Foods,Inc	Director
Jiao Shu Ge	Rotary Vortex Ltd	Director
Jiao Shu Ge	Joyoung Company Limited	Director
Jiao Shu Ge	Chery Automobile Company Limited	Director
Jiao Shu Ge	Mabtech Limited	Director
Jiao Shu Ge	Mabtech Holdings Limited	Director
Jiao Shu Ge	GeneMab Limited	Director
Jiao Shu Ge	China Mengniu Dairy Company Limited	Independent Director
Jiao Shu Ge	Tianjin Guan Jing Investment Advisory Company Limited	Chairman
Jiao Shu Ge	Plymouth Hainan Pharmaceutical Company Limited	Director
Jiao Shu Ge	Shanghai Haimozexin Pharmaceutical Technology Development Company Limited	Director
Jiao Shu Ge	Shanghai Haimo Biotechnology Company Limited	Director
Jiao Shu Ge	Beijing Dongfanglue Biomedical Technology Co., Ltd.	Director
Jiao Shu Ge	Tianjin Wei Yuan Investment Management Company Limited	Executive Director
Jiao Shu Ge	Ningbo Economic and Technological Development Zone Wei Jun Investment Advisory Company Limited	Executive Director, General Manager
Jiao Shu Ge	Ningbo Economic and Technological Development Zone Xu Bo Investment Advisory Company Limited	Executive Director, General Manager
Jiao Shu Ge	Ningbo Yafeng Electric Products Co., Ltd. (Formerly as Fujian Nanping Dafeng Electric Products Co., Ltd.)	Executive Director, General Manager
Jiao Shu Ge	Ningbo Akin Electronic Technology Co., Ltd.,	Chairman, General Manager

Name of position holder	Name of other entities	Position(s) held in other entities
Jiao Shu Ge	Beijing Yuanbo Hengrui Investment Consultation Co., Ltd	Director, Manager
Jiao Shu Ge	Shenzhen DH Venture Capital Investment Management Co., Ltd	Director
Mao Juan	Guangzhou Nanland Air Catering Company Limited	Chairman of Supervisory Committee
Mao Juan	Nan Lung Freight Company Limited (南龍貨運有限公司)	Chairman of Supervisory Committee
Mao Juan	Southern Airlines Group Finance Company Limited	Supervisor
Mao Juan	Xiamen Airlines Company Limited	Supervisor
Mao Juan	Chongqing Airlines Company Limited	Supervisor
Mao Juan	Guizhou Airlines Company Limited	Supervisor
Mao Juan	Zhuhai Airlines Company Limited	Supervisor
Mao Juan	China Southern Airlines Henan Airlines Company Limited	Supervisor
Mao Juan	Guangzhou Baiyun International Logistic Company Limited	Supervisor
Han Wen Sheng	Sichuan Airlines Corporation Limited	Vice Chairman
Han Wen Sheng	China Air Transport Association	Vice Director General
Xiao Li Xin	Guangzhou Air Cargo Terminals Company Limited	Director
Xiao Li Xin	Shantou Airlines Company Limited	Chairman
Xiao Li Xin	Guizhou Airlines Company Limited	Chairman
Xiao Li Xin	Xiamen Airlines Company Limited	Director
Xiao Li Xin	China Southern Airlines Overseas (Hong Kong) Company Limited	Director
Wang Zhi Xue	Zhuhai Airlines Company Limited	Chairman
Li Tong Bin	Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.	Chairman
Li Tong Bin	Southern Airlines Group Import and Export Trading Company Limited	Chairman
Li Tong Bin	Guangzhou Aircraft Maintenance Engineering Co., Ltd	Chairman
Su Liang	Sichuan Airlines Corporation Limited	Director
Su Liang	Southern Airlines Culture and Media Company Limited	Chairman
Su Liang	China Southern West Australian Flying College Pty Ltd.	Chairman
Chen Wei Hua	Xiamen Airlines Company Limited	Director
Guo Zhi Qiang	China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd.	Chairman
Guo Zhi Qiang	Guangzhou Nanland Air Catering Company Limited	Chairman
Guo Zhi Qiang	Guangzhou China Southern PRC Zhongmian Dutyfree Store Co., Limited	Chairman
Guo Zhi Qiang	China Southern Airlines General Aviation Limited	Chairman
Guo Zhi Qiang	Shenzhen Air Catering Company Limited	Chairman
Xie Bing	China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司)	Chairman
Xie Bing	CSA International Finance Leasing Co., Ltd.	Chairman
Feng Hua Nan	Zhuhai Xiang Yi Aviation Technology Company Limited	Chairman

(III)	Changes in Directors, Supervisors and Senior Management of the Company

During the reporting period, changes in the Directors, supervisors and senior management of the Company were as follows:

Name	Position	Change	Reason of change
Wang Chang Shun	Executive Director	Elected	Elected by the general meeting
Yuan Xin An	Non-executive Director	Resigned	Retired
Yang Li Hua	Non-executive Director	Resigned	Retired
Li Shao Bin	Executive Director	Resigned	Job Changes
Ning Xiang Dong	Independent Non-executive Director	Resigned	Expired
Liu Chang Le	Independent Non-executive Director	Resigned	Expired
Guo Wei	Independent Non-executive Director	Resigned	Job Changes
Zheng Fan	Independent Non-executive Director	Elected	Elected by the general meeting
Gu Hui Zhong	Independent Non-executive Director	Elected	Elected by the general meeting
Zhang Wei	Supervisor	Resigned	Work Changes
Yang Yi Hua	Supervisor	Resigned	Retired
Wu De Ming	Supervisor	Resigned	Work Changes
Mao Juan	Supervisor	Elected	Elected at the staff representative meeting
Han Wen Sheng	Deputy General Manager	Appointed	Appointed by the Board
Xiao Li Xin	Deputy General Manager	Appointed	Appointed by the Board
Wang Zhi Xue	Chief Pilot	Resigned	Work Changes
Zhang Zheng Rong	COO	Appointed	Appointed by the Board
Yang Ben Sen	Chief Pilot	Appointed	Appointed by the Board
Guo Jian Ye	Chief Customer Officer	Appointed	Appointed by the Board

(IV)	Changes of Information of Directors and Supervisors under Rule 13.51B(1) of the Stock Exchange Listing Rules

Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Stock Exchange Listing Rules since the date of 2017 interim report:

1.	Mr. Wang Chang Shun served as executive Director of the Company and chairman of CSAH;

2.	Mr. Tan Wan Geng served as executive Director of the Company, vice president and general management of CSAH;

3.	Mr. Zhang Zi Fang served as executive Director of the Company, Executive Vice President of CSAH, resigned as Vice Director General of China Air Transport Association and Vice Director General of Guangdong Lingnan Culture Development Foundation;

4.	Mr. Yuan Xin An resigned as non-executive Director of the Company;

5.	Ms. Yang Li Hua resigned as non-executive Director of the Company and Chairman of China Southern Airlines Group Ground Services Company Limited;

6.	Mr. Li Shao Bin resigned as executive Director of the Company;

7.	Mr. Ning Xiang Dong resigned as independent non-executive Director of the Company;

8.	Mr. Liu Chang Le resigned as independent non-executive Director of the Company;

9.	Mr. Guo Wei resigned as independent non-executive Director of the Company;

10.	Mr. Zheng Fan served as independent non-executive Director of the Company;

11.	Mr. Gu hui Zhong served as independent non-executive Director of the Company;

12.	Mr. Tan Jin Song served as independent non-executive Director of the Company and resigned as independent non-executive Director of Welling Holding Limited;

13.	Mr. Jiao Shu Ge served as independent non-executive Director of the Company;

14.	Mr. Pan Fu served as Supervisor of the Company and chairman of supervisory committee of CSAH;

15.	Mr. Li Jia Shi served as Supervisor of the Company;

16.	Ms. Zhang Wei resigned as Supervisor of the Company;

17.	Ms. Yang Yi Hua resigned as Supervisor of the Company;

18.	Mr. Wu De Ming resigned as Supervisor of the Company;and

19.	Ms. Mao Juan served as Supervisor of the Company;

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Stock Exchange Listing Rules.

(V)	Changes in the number of Share held by Directors, Supervisors and Senior Management and their remuneration

The Directors, Supervisors and Senior Management of the Company received remuneration annually. Remuneration of Directors and Supervisors are adjusted and paid pursuant to Administrative Measures on Remuneration of Directors of China Southern Airlines Company Limited and Administrative Measures on Remuneration of Supervisors of China Southern Airlines Company Limited approved at the shareholders’ meeting. Remuneration of Senior Management are adjusted and paid pursuant to Administrative Measures on Remuneration of Senior Management after approval of the Board.

During the reporting period, the total remuneration before tax received from the Company by Directors, supervisors and senior management amounted to RMB14,742,600 (2016: RMB10,564,000)

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group’s operating results, individual performance and comparable market statistics in accordance with the above-mentioned Administrative Measures on Remuneration of Directors and Administrative Measures on Remuneration of Senior Management of the Group.

Details of the remuneration of the Directors, Supervisors and senior management of the Group are set out in note 50 and 58 to the financial statements prepared under IFRSs.

Details of other employees’ pension scheme and housing benefits are set out in note 45 and 51 the financial statements prepared under IFRSs.

Remuneration Band	Senior Management
HK$	2017	2016
0-500,000	1	1
500,001-1,000,000	1	5
1,000,001-1,500,000	5	1
1,500,001-2,000,000	2	2
2,000,001-2,500,000	1	0

Total	10	9

6.	Service Contracts of the Directors and Supervisors

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

During the year ended 31 December 2017, none of the Directors or Supervisors has any material interests in any significant contract to which the Company or its subsidiaries was a party.

7.	Profiles of Current Directors, Supervisors and Senior Management

Directors

Wang Chang Shun, male, aged 60, Ph.D. degree, graduated from University of Science and Technology of China majoring in management science and engineering and is a member of Communist Party of China (“CPC”). He began his career in February 1976. He has acted as Vice Director and Director of aeronautical meteorology supervision department of CAAC Urumqi Administration, Vice President and a member of standing committee of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration) and then as Party Secretary and Vice President of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration). In November 2000, he acted as General Manager and Deputy Party Secretary of the Company. In April 2001, he also acted as the Vice Chairman of the Company; in September 2002, he acted as Vice President and Party member of CSAH and also as Vice Chairman, General Manager and Deputy Party Secretary of the Company. In August 2004, he served as Deputy Director and Party member of Civil Aviation Administration of China. In March 2008, he acted as Deputy Director and Party member of Civil Aviation Administration of China. In October 2011, he was appointed as General Manager and Deputy Party Secretary of CSAH and in January 2012, he also was appointed as the Chairman of Air China International Corporation. He was appointed as Vice Minister and Party Leadership Group Member of Ministry of Transport and Secretary of Communist Party Committee of the direct department in January 2014, General Manager and Deputy Party Secretary of CSAH from February 2016 to May 2016, General Manager and Deputy Party Secretary of CSAH and Chairman of the Company from May 2016 to December 2016. From December 2016 to November 2017, he has been Chairman, Party Secretary of CSAH and Chairman of the Company. Since November 2017, he has been Chairman, Party Secretary of CSAH and Chairman and Party Secretary of the Company. He is also a deputy to the 12th National People’s Congress. He is the representative of the 19th Communist Party of China National Congress, standing committee member of the 13th National Committee of the Chinese People’s Political Consultative Conference and a member of the 12th CPC Guangdong Provincial Committee.

Tan Wan Geng, male, aged 53, graduated from Sun Yat-sen University, majoring in regional geography, with qualification of a Master’s degree. He is an economist and a member of CPC. Mr. Tan began his career in August 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1992 to 1996. He served as the Deputy Director General of Human Resources Division of the CAAC from May 1996 to September 1998. Mr. Tan served as the Deputy Director General of Personnel and Education Division of the CAAC from September 1998 to December 2000. He had been the Director General and Party Secretary of the CAAC Northeast Regional Administration from December 2000 to January 2006, and became the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007. He has been the Director of the Company since June 2006. He had been the Party Member of CSAH and the Party Secretary and Executive Vice President and Director of the Company from February 2007 to January 2009. He had been the Party Member of CSAH and the President, the Party Secretary and the Director of the Company from January 2009 to February 2009. He had been the Party Member of CSAH and the President, the Deputy Party Secretary and the Director of the Company from February 2009 to May 2011. He had been the Party Secretary of CSAH and General Manager, the Deputy Party Secretary and the Director of the Company from May 2011 to January 2013. He was the Party Secretary of CSAH and General Manager, the Deputy Party Secretary and the Vice Chairman of the Board from January 2013 to December 2016. Since December 2016 to date, Mr. Tan has been the President, Director and Deputy Party Secretary of CSAH and General Manager, the Deputy Party Secretary and the Vice Chairman of the Board. Mr. Tan has been a member of the 11th CPC Guangdong Provincial Committee.

Zhang Zi Fang, male, aged 59, graduated with a college degree from foundation science profession for Party administrative cadres of Liaoning University. While Mr. Zhang was at work, he obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang is a CPC member and began his career in February 1976. He served as Deputy Commissioner of the China Northern Airlines Company as well as the Deputy Commissioner of the Office, Deputy Commissioner of Shenyang Flight Team from 1993 to 2000. He served as the Party Secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch from 2000 to 2003. He had been the Director of Political Works Department of CSAH from October 2003 to February 2005. Subsequently, Mr. Zhang was appointed as the Deputy Party Secretary and Secretary of the Commission for Discipline of the Company from February 2005 to December 2007. He had been Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. He was the Party Secretary and Executive Vice President of the Company from February 2009 to August 2011. Mr. Zhang has been the Director of the Company since June 2009. He had been the Party member of CSAH and the Party Secretary, Executive Vice President and the Director of the Company from August 2011 to April 2016. He had acted as the Party Member of the CSAH and the Director, Party Secretary, Executive Vice President of the Company as well as the Director and Chairman of China Southern Henan Airlines Company Limited from April 2016 to August 2016. Mr. Zhang has been Deputy Party Secretary, Executive Vice President of CSAH and Director, Party Secretary, Executive Vice President of the Company as well as the Director and Chairman of China Southern Henan Airlines Company Limited since August 2016. Since November 2017, he has been Deputy Party Secretary and Executive Vice President of CSAH, Director, Deputy Party Secretary and Executive Vice President of China Southern Airlines Company Limited, Chairman of China Southern Airlines Henan Airlines Company Limited. He has been a member of Standing Committee of 12th Guangdong Provincial Committee of the Chinese People’s Political Consultative Conference since January 2018 to date.

Zheng Fan, male, aged 62, graduated with a bachelor’s degree from Beijing Normal University majoring in School Education and is a senior expert of political science. Mr. Zheng is a CPC member and began his career in 1974. He served as a teacher of Faculty of Education at Beijing Normal University from February 1982. He worked as a cadre at public relationship department of the Chinese Communist Party Central Committee and was a deputy Director level investigator from January 1986, deputy Director-general (temporary post) of public relationship department of CBRC Shenzhen Municipality Luohu District Committee and deputy Director general (temporary post) of public relationship department of Shenzhen Committee of Communist Party of China from March 1988, deputy Director of public relationship department of CBRC Shenzhen Municipality Futian District Committee and office Director of working committee under the CBRC Shenzhen Municipality Committee from March 1991. Since August 1994, he has been appointed as general manager of general administration office of Overseas Chinese Town Economic Development Company, general manager’s assistant of OCT Group and managing Director of Overseas Chinese Town (HK) Company Limited since December 1997, deputy secretary of the Party Committee, secretary of Discipline Inspection Commission and Chief Cultural Officer of Overseas Chinese Group Company since August 2000, secretary of the Party Committee and vice-president of Overseas Chinese Group Company since March 2008, secretary of the Party Committee and vice-chairman of Overseas Chinese Town Company Limited since January 2010, chief supervisor since December 2014 and Professional External Director for Central State-owned Enterprises since February 2016. He acted as Council Member of China Overseas Exchange Association, Director of relation of the Two Shores Across the Strait Association, vice president of Guangdong’s Association For Promotion of Cooperation between Guangdong, Hong Kong and Macao and vice-chairman of Guangdong Province Association of Entrepreneurs. He was also a Congressman of the 4th term and 5th term of the People’s Congress for Shenzhen Municipality and a member of the 11th session of Guangdong Provincial Committee of Political Consultative Conference. Mr. Zheng has been independent non-executive Director of the company since 20 December 2017.

Gu Hui Zhong, male, aged 61, graduated with a master degree from Beihang University majoring in International Finance and is a senior accountant with professor level. Mr. Gu is a CPC member and began his career in 1974. He served as deputy chief and chief of the General Office of Financial Division of Aviation Industry Department, Director of International Affairs Financial Division of Aviation Industry Corporation of China, general manager of Zhongzhen Accounting Consultative Corporation, vice Director general of Financial Department of Aviation Industry Corporation of China and deputy Director-general of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of the Communist Party and vice president of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China. He previously served as chairman of AVIC I International Leasing Co., Ltd., chairman of AVIC I Financial Co., Ltd., chairman of CATIC International Holdings Limited, chairman of AVIC Capital Co., Ltd and chairman of AVIC International Vanke Company Limited. He is currently served as supervisors of the Bank of Communications, is a chairman of the Expert Committee of government authorities in the PRC and vice chairman of the Accounting Society of China. Since 20 December 2017, Mr. Gu has been independent non-executive Director of the Company.

Tan Jin Song, male, aged 53, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant and a CPC member. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Sun Yat-sen University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Sun Yat-sen University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the independent Director of Poly Real Estate Company Limited, Guangzhou Hengyun Enterprises Holdings Limited, Shanghai RAAS Blood Products Co., Ltd. and Zhuhai Huafa Industrial Company Limited. Mr. Tan has been the independent non-executive Director of the Company since 26 December 2013.

Jiao Shu Ge, male, aged 52, with a master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shandong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity management. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (“CDH Investments”) and is the founder of CDH Investments. He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (“CICC”). Mr. Jiao was the non-executive Director of China Yurun Food Group Limited and China Shanshui Cement Group Limited. Currently, he is also the Director of the associated companies of CDH Investments, the independent non-executive Director of China Mengniu Dairy Company Limited, the non-executive Director and Vice Chairman of WH Group Limited, the Director of Joyoung Co., Ltd., the Vice President of Henan Shuanghui Investment & Development Co., Ltd. and the Director of a number of companies including Beijing Taiyang Pharmaceutical Industry Company Limited, Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanping Nanfu Battery Co., Ltd. and Shanghai Qingchen Real Estate Development Co., Ltd. Mr Jiao has been the independent non-executive Director of the Company since 30 June 2015.

Supervisor

Pan Fu, male, aged 55, graduated with a master degree from Chongqing University majoring in Power Systems and Automation, and is a senior engineer. Mr. Pan is a CPC member and began his career in July 1986, and served successively as the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and chief engineer of Yunnan Electric Power Corporation from 1994 to 2003. He served as the deputy Director (work as chair) and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd. from February 2003 to April 2004, he served as the Director of the China Southern Power Grid Technology and Research Center from April 2004 to January 2005, and served as the General Manager (legal representative) and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007. Mr. Pan served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the party member and team leader of the Discipline Inspection Commission of CSAH since November 2010 and the supervisor and chairman of the Supervisory Committee of the Company since December 2010.

Li Jia Shi, male, aged 56, graduated from Guangdong Polytechnic Normal University majoring in Economics and Mathematics, and obtained an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li is a CPC member and began his career in August 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company, the party secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company from 1994 to 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAH from December 1999 to December 2003; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li served as a member of the Standing Committee of the CPC, the Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2007 to February 2012. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAH, and member of the Standing Committee of the CPC, Secretary of the Disciplinary Committee of the Company from February 2012 to November 2017. He has acted as the Chairman of the Labour Union of CSAH and the Standing Member of Party Committee and Chairman of the Labour Union of China Southern Airlines Company Limited since November 2017.

Mao Juan, female, aged 44, with a bachelor’s degree, graduated from Operation and Management Department in Civil Aviation College of China majoring in civil aviation program and finance, and obtained an on-job bachelor degree in Auditing from the School of Adult Education, Harbin University of Science and Technology. Ms. Mao is a CPC member and began her career in July 1993. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company of the Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011 to May 2016, she acted as Deputy General Manager of Audit Department in the Company. She has served various positions in the Company, such as general manager of Audit Department, from June 2016 to May 2017. She has been the deputy general manager of Audit Department in the Company from May 2017 to November 2017. She has served as the General Manager of the Company’s Audit Department since December 2017. She currently serve as the general manager of audit department of CSAH, the Chairman of the Supervisory Committee of Guangzhou Nanland Air Catering Company Limited and Nan Lung Freight Company Limited, as well as the supervisor of Southern Airlines Group Finance Company Limited, Xiamen Airlines Company Limited, Chongqing Airlines Company Limited, Guizhou Airlines Company Limited, Zhuhai Airlines Company Limited, China Southern Airlines Henan Airlines Company Limited, and Guangzhou Baiyun International Logistic Company Limited, etc.

Senior Management

Han Wen Sheng, male, aged 50, graduated from Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He is a member of CPC and began his career in August 1987.From September 1999 to June 2001, he acted as Deputy Director General of Cadre Training Center of the Company. He served as Director of The Research Bureau of the Company from June 2001 to January 2002. From January 2002 to November 2005, he acted as general manager of Labour Department and Secretary of CPC General Committee of the Company. From November 2005 to June 2007, he served as a member of Party Committee and the Deputy Director of the Commercial Steering Committee and general manager as well as Deputy Party Secretary of the sales and marketing department of the Company. From June 2007 to December 2009, he served as general manager of Shanghai base and Deputy Party Secretary of the Company. He acted as Deputy Party Secretary and Deputy Director of the Marketing Management Committee of the Company from December 2009 to October 2011. From October 2011 to October 2016, he was Party Secretary and Deputy Director of the Marketing Management Committee of the Company. From October 2016 to November 2017, he has been the Party member and Deputy General Manager of China Southern Air Holding Limited Company. He served as the Party member and Deputy General Manager of China Southern Air Holding Limited Company and Deputy General Manager of the Company since November 2017. For now, he also acts as Vice Chairman of Sichuan Airlines Corporation Limited and Vice Director General of China Air Transport Association.

Xiao Li Xin, male, aged 51, graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao is a CPC member and began his career in July 1991.From June 1999 to March 2001, he acted as the General Manager Assistant of the Finance Department of the China Southern Airlines (Group) Company and served as the Deputy General Manager of the Finance Department of the Company from March 2001 to January 2002. He served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002 to February 2007. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007 to October 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to April 2015. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since April 2015 to October 2016. From October 2016 to November 2017, he has served as Party member and Chief Accountant of CSAH and Chief Accountant and Chief Financial Officer of the Company. From December 2017 till now, he has served as Party member and Chief Accountant of CSAH and Executive Vice President, Chief Accountant and Chief Financial Officer of the Company. For now, he also serves as chairman of Guizhou Airlines Company Limited, Chairman of Shantou Airlines Company Limited, Chairman of Xiamen Airlines as well as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Ren Ji Dong, male, aged 53, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren is a CPC member and began his career in August 1986. Mr. Ren served as the No. 2 Workshop Manager, Deputy Plant Manager and Deputy General Manager of Engineering Department of the aircraft maintenance factory of Urumqi Civil Aviation Administration (Xinjiang Airlines) from 1995 to 2000. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) from January 2000 to December 2001, and a member of the party committee and the Deputy General Manager of Xinjiang Airlines from December 2001 to June 2004, and the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004 to December 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005 to February 2015, a member of the Standing Committee of the CPC and the Executive Vice President of the Company from March 2005 to February 2007; a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007 to April 2009. Mr. Ren has been a member of the Standing Committee of the CPC of the Company and the Executive Vice President of the Company since May 2009.

Wang Zhi Xue, male, aged 56, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job university degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang is a CPC member, and began his career in February 1981. Mr. Wang successively served as the Deputy General Manager and Manager of the Flight Safety Technology Division of Zhuhai Airlines Company Limited, the Senior Flight Instructor of Model B737, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Deputy Chief Pilot and Manager of the Flight Safety Technology Management Division from 1995 to 2002 of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited from June 2002 to October 2004, and the General Manager of the Flight Management Division of the Company from October 2004 to February 2009, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009 to July 2012. Mr. Wang has been a member of the Standing Committee of the CPC, Executive Vice President and chief pilot of the Company from August 2012 to December 2016. He has been a member of the Standing Committee of the CPC and Executive Vice President of the Company from December 2016 until now. For now, he also serves as Chairman of Zhuhai Airlines Company Limited.

Li Tong Bin, male, aged 56, has college qualification and graduated from Civil Aviation Institute of China majoring in Maintenance of Aircraft Electrical Equipment. He obtained on-job Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University, and is a senior engineer. Mr. Li is a CPC member and began his career in August 1983, and successively served as the Deputy Head of Technical Division of Aircraft Maintenance Plant, the head of Maintenance Plant and the deputy Director of Aircraft Engineering Department (aircraft maintenance base), the Director of Aircraft Engineering Department (aircraft maintenance base) of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company from 1994 to 2003. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004 to January 2005, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012 to April 2014. Mr. Li was the Chief Engineer, General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company from April 2014 to August 2015. Mr. Li has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager, as well as General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company since September 2015 to December 2016. From December 2016 till now, he has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager. For now, Mr. Li also serves as Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd., Southern Airlines Group Import and Export Trading Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd.

Zhang Zheng Rong, male, aged 55, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a CPC member and began his career in February 1982. He served as Vice Captain of the Fifth Sub- Flight Corps under Sixth Flight Corps of Civil Aviation Administration, Sub-Captain, Vice Captain and Captain of China Southern Airlines Flight Corps, Vice President of Flight Corps of the Company, General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. Since April 2012, he served as the Chief Pilot and Director of Aviation Security Department of CSAH and in July 2012, he served as the chief pilot and Aviation Security Minister of China Southern Airlines (Group) Company. Since April 2014, he has acted as Chief Pilot, Chief Safety Officer and Director of Aviation Security Department of CSAH. He has served as COO of the Company since January 2017. Since November 2017, he has been the General Manager Assistant of CSAH and COO of the Company.

Su Liang, male, aged 55, graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su is a CPC member and began his career in December 1981. From 1998 to 2000, he successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board from July 2000 to December 2003, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003 to November 2005, the Secretary to the Board and Vice Director of Commercial Steering Committee of the Company from November 2005 to February 2006, the Company Secretary and Director of Company Secretary Office and Vice Director of Commercial Steering Committee of the Company from February 2006 to January 2007, and the Secretary to the Board and Director of Company Secretary Office from January 2007 to November 2007. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines Company Limited, chairman of Southern Airlines Culture and Media Co., Ltd. and chairman of China Southern West Australian Flying College Pty Ltd.

Chen Wei Hua, male, aged 51, graduated from the School of Law of Peking University with a bachelor degree, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen is a CPC member and joined the aviation industry in July 1988. He successively served as Deputy Director of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Department) of the Company and China Southern Airlines (Group) Corporation from 1997 to 2004. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Department of the Company from June 2004 to October 2008. Mr. Chen has been the General Counsel and General Manager of the Legal Department of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of Xiamen Airlines Company Limited.

Guo Zhi Qiang, male, aged 54, is an economist who graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo is a CPC member and began his career in January 1981. He successively served as the Xi’an Office manager, Beijing Office manager and General Manager of Transportation Department of Xinjiang Airlines; the Deputy General Manager of Xinjiang Airlines; the Beijing Office Director of CSAH, the General Manager and the Party Secretary of China Southern Airlines Beijing Office from 1995 to 2004. He served as a member of the Standing Committee of the CPC and the Deputy General Manager of CSAH Xinjiang Branch from June 2004 to December 2004, a member of the Standing Committee of the CPC and the Deputy General Manager of China Southern Airlines Xinjiang Branch from January 2005 to December 2005. Mr. Guo served as a member of Party Committee and the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer as well as Deputy Party Secretary of Chongqing Airlines Company Limited from February 2008 to May 2009. He served as a member of Party Committee and the Deputy Director of the Commercial Steering Committee of the Company from May 2009 to September 2009, the Director and Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo acted as the COO Marketing and Sales of the Company, the Director and the Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2012 to July 2014. Mr. Guo has been the COO Marketing and Sales of the Company since July 2014. For now, he also serves as Chairman of China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd., Guangzhou Nanland Air Catering Co., Ltd., Guangzhou China Southern PRC Zhongmian Dutyfree Store Co., Limited., China Southern Airlines General Aviation Limited and Shenzhen Air Catering Company Limited.

Xie Bing, male, aged 44, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office from December 2009 to May 2017. Form May 2017 till now, he has been the Company Secretary and Director of the Company Secretary Bureau of the company. For now, he also acts as Chairman of China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and CSA International Finance Leasing Co., Ltd.

Feng Hua Nan, male, aged 55, graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained an on-job master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from the School of Economics and Management of Tsinghua University. He is a commanding pilot. Mr. Feng is a CPC member and began his career in January 1983. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company from 1994 to 1999. He was the General Manager of Flight Safety Technology Department from December 1999 to October 2002, and the General Manager of Flight Technology Management Department of the Company from November 2002 to September 2004. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004 to February 2006, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006 to July 2014. He has been the COO Flight Safety of the Company since August 2014. For now, he also serves as President of Zhuhai Xiang Yi Aviation Technology Co., Ltd.

Yang Ben Sen, male, aged 60, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He is a CPC member and began his career in December 1978. He was appointed as Secondary Captain of Sixth Flight Corps of Civil Aviation Administration, Director of Technology Division, Vice Captain and Captain of Flight Corps of Urumqi Civil Aviation Administration as well as General Manager, Deputy Party Secretary of Flight Corps Urumqi Civil Aviation Administration. In January 2002, he served as General Manager and Deputy Party Secretary of Flight Department of Xinjiang Airlines and acted as Vice General Manager of CSAH Xinjiang Company in December 2002. In January 2005, he acted as Party member and Deputy General Manager of Xinjiang Branch of the Company. From July 2005 to January 2017, he was appointed as Party member, Party Secretary and Deputy General Manager of Xinjiang Branch of the Company. Since January 2017, he has been Chief Pilot of the Company.

Guo Jian Ye, male, aged 55, graduated with a master degree from Party School of Civil Aviation Flight University of China majoring in Aircraft Piloting. He got the on-job university degree from South China Normal University majoring in Political Education in Education Management Department. He also obtained a master’s degree from the Party School of the Central Committee of CPC majoring in economics and management. He is a CPC member and began his career in May 1980. He was appointed as Committee Secretary, Director of Advertising and Promotion Department of CAAC Central and Southern Regional Administration, Director of Air Transportation Administration Political Office of CAAC Central and Southern Regional Administration, Vice Director of Air Transportation Administration under CAAC Central and Southern Regional Administration and General Manager, Vice Director of Guangdong CAAC Central and Southern Industrial Co., Ltd., Head of CAAC Henan Safety Supervision Office, Director of Safety Supervision Administration, Secretary of standing committee and the member of standing committee of CAAC Central and Southern Regional Administration, as well as the Vice Director. In July 2012, he served as a member of standing committee, General Manager and Deputy Party Secretary of Heilongjiang Branch of the Company. From July 2014 to January 2017, he acted as a Party member, Director and Deputy Party Secretary of marketing management committee of the Company. Since January 2017, he has been the Chief Customer Officer of the Company.

Save as disclosed above, none of the above Directors, Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

II.	STAFF OF PARENT COMPANY AND SUBSIDIARIES

1.	Staff

As of 31 December 2017, the Group had an aggregate of 96,234 employees (31 December 2016: 93,132)

Number of current staff in the parent company	Number of current staff in major subsidiaries	Total number of current staff
68,872	27,362	96,234

Professions composition

Categories by profession	Number of professionals
Pilots	8,957
Cabin attendants (including part-time security personnel)	19,632
Air marshals	2,301
Engineering unit	16,031
Navigation unit	2,519
Passenger transportation unit	9,409
Cargo transportation unit	6,791
Ground services unit	10,340
Information unit	1,474
Financial unit	2,485
Others	16,295

Total	96,234

Educational level

Categories by education levels	Number (by person)
Postgraduates	3,602
Undergraduates	41,731
Junior college	29,759
Technical School or below	21,142

Total	96,234

2.	Professions Composition Chart and Education Composition Chart

3.	Emolument Policy of Employees

During the reporting period, the Company, centered on strategic priorities, created innovation allocation methods. The Company focused on increase in input in key posts and key groups and explored remuneration incentives applicable to different posts and different groups. It continued to increase the of correlation of remuneration allocation with posts and employee performance to secure the Company’s operation goals could be implemented in place. In terms of allocation system, the Company continued to insists on post and performance oriented, established and improved measures for classified management of total remunerations of subordinate enterprises, increased performance correlation, strictly prepared budgets and executed appropriate regulations, stopped any act in violation of regulations to pay remunerations, and secured to control total annual remunerations within the budgets.

4.	Training Plan

In 2018, the Company’s training plan is as follows:

In 2018, the Company will focus on enhancing talent pool construction, raise the internationalization of talent pool to a strategic height, focus on broadening international vision and thinking and improving international capacity, provide support for training international talent pool of marketing system, establish standardized mechanism for training reserve talents for international marketing of marketing system, and train a team of international talents to be familiar with overseas markets, understand international marketing rules, and with intercultural communication ability, so as to promote the Company’s internationally strategic development.

The Company will implement “Hundred-Talent Program” and develop detailed talent development plan, conduct top-level policy design from talent recruitment, selection, training, cultivation, remuneration incentive, technology channel, and etc. In addition, the Company will regard advanced levels inside and outside the industry and also at home and abroad as a benchmark for cultivating a team of “craftsmen” for all posts, such as, flight, maintenance, flight operation, information, flight attendant, ground service.

The Company will focus on secure sufficient resources are input for qualification trainings of its all business systems. In the flight system, the Company will mainly provide all types of trainings as to flight technology training, and annual refresher training for pilots. In the maintenance system, the Company will mainly provide all types of domestic and overseas maintenance trainings, such as, pre-job training for new maintenance employees, basic license training for maintenance personnel. In the flight operation system, the Company will mainly provide all kinds of domestic and overseas flight operation trainings, such as, training for new dispatchers, refresher training for dispatchers, international operation familiarization training.

5.	Information on Labor Outsourcing

Total hours of outsourced labor	Total pay for outsourced labor (RMB)

48.64 million hours	2,601 million

Offline to ONLINE

We focused on advancing intelligent marking, roundly promoted “China Southern e-travel”, and made 271 functions online. The platform was visited 240 million times, representing a year on year growth of 48.4%. We remained the leading position in the industry as to various indicators, such as APP download, the number of social media followers, number of monthly active users.

Corporate Governance Report

The Company, according to the requirements of relevant laws and regulations, such as Company Law, Securities Law, and Articles of Association of the Company, has set up its corporate governance systems consisted of general meeting, the Board, Supervisory Committee and senior management. This forms the Company’s operation mechanism based on which the Company’s organ of authority, decision-making body, supervisory body and executive body cooperate, coordinate and interact mutually. There was no material difference between the Company’s actual governance conditions and the requirements of normative documents, such as Code of Corporate Governance for Listed Companies in China released by China Securities Regulator Commission. The Company, according to domestic and international regulatory requirements, constantly modified and improved the Articles of Association and related rules to standardize its operation.

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders’ value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CORPORATE GOVERNANCE CODE

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. The Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2017.

The corporate governance practices adopted by the Company are summarized below.

SYSTEM CONSTRUCTION

The Company strictly follows the regulatory requirements of the place where it is listed to constantly improve the Articles of Association and related government rules. During the reporting period, the Company modified its Articles of Association, the rules and procedures of shareholders’ general meeting, the rules and procedures of board meeting, Rules of Procedures of the Supervisory Committee as per the regulatory requirements, such as, CSRC Guidelines for Articles of Association of Chinese Listed Companies. Such modifications were considered and adopted in the first extraordinary general meeting of 2017.

During the reporting period, in order to strengthen the construction of special committees under the Board, the Company changed the strategic decision-making committee to Strategy and Investment Committee, and the audit committee to Audit and Risk Management Committee, set up Aviation Safety Committee, enhanced the pre-audit and monitoring powers and functions of the special committees as to major investments, major risks, aviation safety, and modified Work Rules of Strategy and Investment Committee, Work Rules of Audit and Risk Management Committee, and Work Rules of Aviation Safety Committee.

During the reporting period, in order to improve the decision-making quality and efficiency of the Board, the Company set up standing committee under the Board, and developed the Rules of Procedures of the Standing Committee. The standing committee was consisted of the Company’s executive Directors, held accountable to the Board, fulfilled a part of the decision-making powers and functions of the Board upon the authorization of the Board, and supervised and checked the execution of matters decided by the Board.

THE GENERAL MEETING

The general meeting is the top organ of authority and exercise all of its powers and functions legally. The Company strictly followed the requirements of laws, regulations, Articles of Association, and the rules and procedures of shareholders’ general meeting, and etc. to conduct all work of the general meeting and fully secure shareholders to legally exercise their rights of shareholders. During the reporting period, the Company held 3 general meetings and engaged lawyers to witness the procedures for calling and holding a general meeting. Such procedures were legal and effective and ensured all shareholders to fairly exercise their rights, without causing damage to the benefits of the minority shareholders.

THE BOARD

The Board manages the Company on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group’s development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the Articles of Association, the rules and procedures of shareholders’ general meeting and the rules and procedures of board meeting.

The major issues which were brought before the Board for their decisions included:

1.	Direction of the operational strategies of the Group;

2.	Setting the policies relating to key business and financial objectives of the Company;

3.	Monitoring the performance of the management;

4.	Approval of material acquisitions, investments, disposal of assets or any significant capital expenditure of the Group;

5.	Ensuring a prudent and effective internal control system; and

6.	Review of the financial performance and results of the Company.

Under the leadership of the General Manager, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separated from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

As at 31 December 2017, the members of the 8th session of the Board comprise three executive Directors and four independent non-executive Directors. All of the Directors have a term of three years. The brief biographical details of the Directors are set out on pages 107 to 110 of this Annual Report.

The Board held 44 meetings in 2017, all of which were convened in accordance with the Articles of Association. The Company held 3 general meetings in 2017, the Directors actively participated general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders.

The individual attendance of each Director, on a named basis, is as follows:

Name of Directors	whether independent Director or not	Attendance of board meetings						Attendance of Shareholders’ Meetings
		Numbers of meetings that required attendance	Number of meetings attended in person	Number of meetings participated by way of conference communication	Number of meetings attended by proxy	Number of meetings absent	Absence in two consecutive meetings	Numbers of meetings that required attendance
Wang Chang Shun	No	44	4	40	0	0	No	1
Tan Wan Geng	No	44	2	40	2	0	No	2
Zhang Zi Fang	No	44	2	40	2	0	No	1
Yuan Xin An	No	43	3	40	0	0	No	3
Yang Li Hua	No	43	0	40	3	0	No	0
Li Shao Bin	No	43	3	40	0	0	No	1
Ning Xiang Dong	Yes	43	2	40	1	0	No	2
Liu Chang Le	Yes	43	0	40	3	0	No	0
Tan Jin Song	Yes	44	4	40	0	0	No	1
Guo Wei	Yes	43	3	40	0	0	No	1
Jiao Shu Ge	Yes	44	4	40	0	0	No	2
Zheng Fan	Yes	1	1	0	0	0	No	1
Gu Hui Zhong	Yes	1	1	0	0	0	No	1

Meetings of the Board held during the year	44
Of which: number of meetings that required attendance in person	4
Number of meetings held by way of conference communication	40
Number of meetings held by combination of attendance in person and by way of conference communication	0

The experience and views of our independent non-executive Directors are held in high regard and serve as an effective guidance for the operation of the Group. The independent non-executive Directors provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group’s strategy, performance and management process, taking into account the interests of all shareholders. The independent non-executive Directors represent one-third of the Board. One independent non-executive Director, Tan Jin Song, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Company has received an annual independence confirmation from each independent non-executive Director and considers that all the independent non-executive Directors are independent. In addition, their extensive experiences in business and finance are very important to the Company’s successful development. In 2017, the independent non-executive Directors expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

The Board has adopted a board diversity policy setting out the approach to diversity of members of the Board. The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business.

All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

DIRECTORS

The members of the Board come from different industrial backgrounds, with rich experiences and professional knowledge as to financial accounting, investment strategies, corporate cultures, corporate governance, and etc. Each Director serves a three-year term of office and may be re-elected to a consecutive second term, but only up to 2 consecutive terms in the case of independent non-executive Director. There is no major related relations among all Directors, including in terms of finance, business, relatives or others. All Directors may obtain from the Secretary to the Board the related information on the regulations a listed company’s Directors must observes and their regulatory and other consistent responsibilities and the latest developments in such aspects, so as to ensure Directors understand their duties and secure the procedures of the Board are executed and applicable laws and regulations are properly observed. The Company’s independent Directors work diligently, are devoted, actively attend meetings of the Board and its committees, express independent opinions about related transactions, external guarantees, cash dividends, appointment and removal of Directors and senior management and many other affairs, and give advice and suggestions on the Company’s production, operation, and debt restructuring. During the reporting period, in the Company’s second extraordinary general meeting of shareholders in 2017, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang were elected as executive Directors of the 8th session of the Board while Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song, Mr. Jiao Shu Ge were elected as independent non-executive Directors of 8th session of the Board. In the first meeting of the 8th session of the Board, Mr. Wang Chang Shun was elected as the Chairman of the Company, while Mr. Tan Wan Geng was elected as the Vice Chairman of the Company.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

All Directors of the Company receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and Directors’ responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors of the Company are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. Continuing briefings and professional development for Directors will be arranged as necessary.

During the 2017, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors. All Directors have provided to the Company records indicating that they have received required training.

All Directors of the Company as at 31 December 2017 actively participated in continuous professional development, by attending external seminars, attending in–house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

SUPERVISORY COMMITTEE

The Company’s Supervisory Committee is consisted of the shareholder representative supervisors who are elected and removed by the general meeting, and staff representatives supervisors who are elected by the Company’s worker representatives. Currently, the Supervisory Committee is consisted of 3 supervisors, of which, 2 are shareholder representative supervisors, and 1 is worker representative supervisor. The Supervisory Committee has 1 chairman. None of the Company’s Directors, general managers, deputy general managers or the responsible financial persons serve concurrently as supervisors. The Supervisory Committee strictly follows the requirements of laws and regulations, Articles of Association, and Rules of Procedures of the Supervisory Committee to standardize its operation. The supervisors work diligently, are honest, actively attend meetings of the Supervisory Committee, sit in on the general meetings and the Board meeting, legally supervise the decision-making procedures of the Company’s related transactions, cash dividends, external guarantees, and many other major affairs, as well as the performance of duties of the Company’s Directors and senior management. In addition, they also receive the report on the preparation and audit work of the financial reports, and actively understand the construction and execution of the Company’s internal control systems. During the reporting period, the Supervisory Committee convened a total of 3 on-site meetings. Meanwhile, it audited, as per the requirements of the Company Law, Articles of Association, Rules of Procedures of the Supervisory Committee, the Company’s major affairs, such as, the Company’s standardized operation, periodical reports, financial work, cash dividends, related transactions, internal control, and gave audit opinions.

BOARD COMMITTEES

The Company has put in place a Strategic and Investment Committee, an Audit and Risk Management Committee, a Remuneration and Assessment Committee, a Nomination Committee and a Aviation Safety Committee. Further details of the roles and functions and the composition of each of the committees are set out below:

STRATEGIC AND INVESTMENT COMMITTEE

The Strategic and Investment Committee comprises three members and is chaired by Mr. Wang Chang Shun. The other two members are Mr. Gu Hui Zhong as independent non-executive Director and Mr. Jiao Shu Ge as independent non-executive Director.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee comprises three independent non-executive Directors, one of whom, Mr. Tan Jin Song, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2017, the Audit and Risk Management Committee was chaired by Mr. Tan Jin Song with Mr. Gu Hui Zhong and Mr. Jiao Shu Ge as the members of the Audit and Risk Management Committee. The Audit Committee has been provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit and Risk Management Committee of the Company are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit and Risk Management Committee are set out in the Terms of Reference of Audit and Risk Management Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”. In 2017, the Audit and Risk Management Committee carried out the work, amongst other things, to oversee the relationship with the external auditors, to review the Group’s 2017 quarterly results, 2017 interim results and 2016 annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examined the effectiveness of the Company’s internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company’s business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit and Risk Management Committee also reviewed the Company’s internal audit plan, and submitted relevant reports and concrete recommendations to the Board on a regular basis.

The Audit and Risk Management Committee held 18 meetings in 2017. The Audit and Risk Management Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit and Risk Management Committee is as follows:

Members of the Audit Committee	(No. of meetings) Attended/Eligible to attend
Tan Jin Song (Chairman)	18/18
Gu Hui Zhong (appointed on 20 December 2017)	3/3
Jiao Shu Ge	18/18
Ning Xiang Dong (resigned on 20 December 2017)	15/15

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company’s auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

The 2013 and 2014 annual general meetings considered and approved the appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control for the year 2014 and year 2015, respectively and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2014 and year 2015, respectively.

A resolution was considered and approved at the 2015 annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control reporting for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016. A resolution was reviewed and approved at the 2016 annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control reporting for the year 2017 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2017.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company’s external auditor to the Group in 2016 and 2017:

	2017	2016
	RMB Million	RMB Million
Audit fees	14	13
Non-audit fees	0	0

Total	14	13

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2017, the Remuneration and Assessment Committee comprises three members and chaired by Mr. Gu Hui Zhong (independent non-executive Director) together with Mr. Zhang Zi Fang (executive Director) and Mr. Zheng Fan (independent non-executive Director) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”.

The Remuneration and Assessment Committee held 3 meeting in 2017, which was held according to its rules and procedures. The meeting reviewed the total remuneration accounts for the year 2015, the total remuneration budgets and accounts for the year 2016 and the total remuneration budget for the year 2017. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	(No. of meeting) Attended/Eligible to attend
Gu Hui Zhong (chairman) (appointed on 20 December 2017)	0/0
Zhang Zi Fang (appointed on 20 December 2017)	0/0
Zheng Fan (appointed on 20 December 2017)	0/0
Ning Xiang Dong (resigned on 20 December 2017)	3/3
Guo Wei (resigned on 20 December 2017)	3/3
Yuan Xin An (resigned on 20 December 2017)	3/3

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the General Manager about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2017.

NOMINATION COMMITTEE

As at 31 December 2017, the Nomination Committee consists of three members, including Mr. Zheng Fan (independent non-executive Director) as chairman and Mr. Wang Chang Shun (executive Director) and Mr. Jiao Shu Ge (independent non-executive Director) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and Management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and Management; investigate and propose candidates for Directors and Management and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company’s actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”.

The Nomination Committee held 3 meetings in 2017, to nominate Mr. Wang Chang Shun as the non-executive Director of the Company and to appoint Mr. Zhang Zheng Rong as COO of the Company, Mr. Yang Ben Sen as Chief Pilot and Guo Jian Ye as Chief Service Officer. Mr. Wang Zhi Xue was not Chief Pilot of the Company anymore. And to appoint Mr. Han Wen Sheng as Executive Vice President of the Company and Mr. Xiao Li Xin, the Chief Accountant and Chief Financial Officer of the Company, as Executive Vice President, Chief Accountant and Chief Financial Officer of the Company, as well as to nominate Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr Zhang Zi Fang as candidates of executive Directors of 8th session of the Board of the Company and to nominate Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song, Mr. Jiao Shu Ge as candidates of independent non- executive Directors of 8th session of the Board of the Company. The Nomination Committee has performed all its obligations under their terms of reference in 2017. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Zheng Fan (chairman) (appointed on 20 December 2017)	0/0
Wang Chang Shun	3/3
Jiao Shu Ge	3/3
Tan Jin Song (resigned on 20 December 2017)	3/3

AVIATION SAFETY COMMITTEE

The Aviation Safety Committee comprises three members and is chaired by Mr. Tan Wan Geng as non-executive Director. The other two members are Mr. Zheng Fan as independent non-executive Director and Mr. Tan Jin Song as independent non-executive Director.

CORPORATE GOVERNANCE FUNCTIONS

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the revised Corporate Governance Code.

During the year, the Board established board diversity policy in accordance with new code provisions. The Board reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the Board meeting to approve the annual result.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2017 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditor of the Company, which acknowledges the reporting responsibilities of the Group’s auditor.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The responsibilities of the Company’s external auditor, KPMG, are set out on pages 144 to 149 to auditor’s report. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy of the financial position of the Group and which enables the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

COMMUNICATIONS WITH SHAREHOLDERS AND INVESTOR RELATIONS

During the reporting period, the Company adhered to the concept of transparent communication and established a systematic communication mechanism. The Company further enhanced the management of investors by level, classification and time. It established communication systems for communication beforehand, detailed communication halfway and communication afterwards. The Company held or attended over 130 various results presentations, roadshows, investigations and teleconference throughout the year, in which the Company made honest, sufficient and deep communications with more than 500 capital markets on hot topics, such as industry trends, strategic planning, production and operation during the year. Meanwhile, investors’ opinions and suggestions on the Company were timely returned to the management of the Company, which provided high-value information for the development and played a good role in the bridge between the Company and investors.

During the reporting period, the Company upheld the concept of meticulous communication and created a diversified communication channels. The Company established institutions, analysts and individual shareholders database to strengthen the dynamic tracking and meticulous research of shareholder structure and continuously enhance the shareholders’ analysis ability. In combination of differentiated demands of investors, the Company continuously improved online and offline platforms, enrich the functions of official website and developed WeChat interactive programs. What’s more, the Company created diversified communication channels, actively responded to questions and demands of investors, and further improved communication experience for investors.

During the reporting period, the Company received Listed Company with Most Investment Potentials from the Seventh Award of China Securities “Golden Bauhinia Award”

Investors and the public may refer to the Company’s website (www.csair.com) to understand and obtain details relating to our corporate governance structure, organizational structure, stock information, production statistics, results announcement and other announcements. The procedures are as follows:

1.	Open the Home page of the Company’s website and click “Investor Relations”

2.	Click the content you want to read

For enquiries about shareholders’ general meetings and Board meetings, investors may contact the Company Secretary by phone at (8620)8612-4462, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meetings or extraordinary general meetings. Enquiries about attending annual general meetings or extraordinary general meetings and the procedures for proposing resolutions at such meetings may also be made to the Company Secretary by the above means.

INFORMATION DISCLOSURE

The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligation truthfully, accurately, completely, timely, fair and effectively.

During the reporting period, under the background of comprehensive, strict and legal supervision, the Company strengthened the system establishment and amended Connected Transactions Management System of China Southern Airlines Company Limited; fully optimized process, improved information-delivery efficiency and internal and external communication efficiency. Further, the Company also enhanced information disclosure and staff training, and sent staff to attend information disclosure compliance training of Shanghai Stock Exchange several times.

In August 2017, the Company received a level-A information disclosure rating for the year 2016 from Shanghai Stock Exchange.

In September 2017, the Annual Report 2016 for H shares of the Company won the 31th international ARC (Annual Report Competition) GOLD WINNER.

MODIFICATIONS TO ARTICLES OF ASSOCIATION

On 27 May 2016, in the Company’s 2015 Annual general meeting, a resolution was passed to grant general authorization to the Company’s the Board to issue H shares and appropriately modify the Company’s Articles of Association upon the completion of issue of H shares, so as to reflect the increase in the Company’s registered capital. On 10 August 2017, according to the general authorization granted in 2015 Annual general meeting, the Company completed its issue of 270,606,272 H shares to American Airlines, and smoothly completed related shares subscription and closing matters. On 18 September 2017, the Company convened an interim meeting of the 7th session of the Board, and unanimously passed a resolution for supplementary modification to related terms of the Articles of Association according to the authorization granted in 2015 Annual general meeting and the foregoing H shares issue results. For details, please see the Company’s announcement dated on 18 September 2017. Such related supplementary modifications were approved by the Company’s first extraordinary general meeting of 2017 on 8 November 2017.

On 10 October 2017, the Company convened an interim meeting of the 7th session of the Board and approved a resolution to modify the Company’s Articles of Association, the rules and procedures of shareholders’ general meeting, the rules and procedures of board meeting, and Rules of Procedures of the Supervisory Committee (“Proposed Modifications”). The proposed modifications were based on the following requirements: (i) the Company included the general requirements for party building into the Articles of Association and the rules and procedures of board meeting according to Notice on Related Matters for Speeding up the Advancement of Inclusion of General Requirements for Party Building Work of the Central Government-led Enterprises into the Articles of Association (GZDWDJ [2017] No. 1) and many other related requirements; (ii) the Company followed Guidelines for Articles of Association of Chinese Listed Companies (2016) modified and released by CSRC in 2016 to modify and improve the Articles of Association, the rules and procedures of shareholders’ general meeting, and the rules and procedures of board meeting by combining the Company’s standardized operation practice; (iii) the Company adjusted the member number structure of the Board according to its actual operation needs in order to further improve the decision-making efficiency; (iv) the Company made other corresponding modifications to the Articles of Association according to the needs for industrial and commercial registration; and (v) the Company modified and improved the Rules of Procedures of the Supervisory Committee according to the relevant modifications made to the Articles of Association and by combining the Company’s standardized operation practice. For details, please see refer to the Company’s announcement dated 10 October 2017. Such proposed modifications were approved by the Company’s first extraordinary general meeting of 2017 on 8 November 2017.

Save as disclosed above, in 2017, there was no other amendments made to the Articles of Association.

SHAREHOLDERS’ RIGHTS

As one of the measures to safeguard shareholders’ interests and rights, separate resolutions are proposed at shareholders’ meetings on each substantial issue, including the election of individual Directors, for shareholders’ consideration and voting. All resolutions put forward at shareholders’ meetings will be voted by poll pursuant to the Listing Rules and the poll results will be published on the website of the Stock Exchange at “www.hkexnews.hk” and the website of the Company at “www.csair.com” after the relevant shareholders’ meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company’s issued and outstanding shares carrying voting rights pursuant to Article 80(3) of the Articles of Association. Such requisition must be stated in the agenda to be addressed in general meeting and signed by the applicant and then reported to the Board and Company Secretary of the Company in written form. Shareholders should follow the requirements and procedures as set out in such Article for convening an extraordinary general meeting.

For putting forward any enquiries to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Company Secretary Bureau of the Company or via email as set out in the above section headed “Communications with shareholders and investors and investor relations”.

Corporate Bond

I.	BASIC SITUATION OF CORPORATE BONDS

							Unit: RMB million

Name	Abbreviation	Code	Issue date	Expiry Date	Outstanding balance of corporate bonds	Interest rate	Repayment of principal and interest	Trading floor
Corporate bonds	15 China Southern Airlines 01	136053	20 November 2015	20 November 2020	3,000	3.63%	Pay interests once a year, pay back principal plus interests when due	SSE
Corporate bonds	16 China Southern Airlines 01	136256	3 March 2016	3 March 2019	5,000	2.97%	Pay interests once a year, pay back principal plus interests when due	SSE
Corporate bonds	16 China Southern Airlines 02	136452	25 May 2016	25 May 2021	5,000	3.12%	Pay interests once a year, pay back principal plus interests when due	SSE

Repayment of principal and interest of corporate bonds

On 3 March 2017, the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the first tranche, hereinafter referred to as “Current Bonds”) from 3 March 2016 to 2 March 2017. The coupon rate of Current Bonds was 2.97%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB29.70 (before tax) will be paid. Holders of individual bonds will be paid RMB23.76 for every RMB1,000 of bonds (after tax). Interests paid to holders of non-resident enterprises (including QFII, RQFII) were RMB26.73 for every RMB1,000 current bonds they effectively held.

On 25 May 2017, the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the second tranche, hereinafter referred to as “Current Bonds”) from 25 May 2016 to 24 May 2017. The coupon rate of Current Bonds was 3.12%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB31.20 (before tax) will be paid. Holders of individual bonds will be paid RMB24.96 for every RMB1,000 of bonds (after tax). Interests paid to holders of non-resident enterprises (including QFII, RQFII) were RMB28.08 for every RMB1,000 current bonds they effectively held.

On 20 November 2017, the Company settled the interests of 2015 corporate bonds of China Southern Airlines Company Limited (the first tranche, hereinafter referred to as “Current Bonds”) from 20 November 2016 to 19 November 2017. The coupon rate of Current Bonds was 3.63%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB36.30 (before tax) will be paid. Holders of individual bonds will be paid RMB29.04 for every RMB1,000 of bonds (after tax). Interests paid to holders of non-resident enterprises (including QFII, RQFII) were RMB32.67 for every RMB1,000 current bonds they effectively held.

II.	CONTACT PERSON & INFORMATION FOR TRUSTEE MANAGEMENT OF CORPORATE BONDS AND THE CONTACT INFORMATION OF CREDIT RATING AGENCY

Trustee of bonds				Credit rating agency
Name	Office business	Contact persons	Contact numbers	Name	Office business
Guosen Securities Co., Ltd.	Floors 16-26, Guosen Securities Tower, No. 1012 Hongling Middle Road, Luohu District, Shenzhen	Zhou Lei	13501582885	Lianhe Credit Information Service Co., Ltd.	No. 80 Qufu Avenue, Heping District, Tianjin

III.	RATING OF CORPORATE BONDS

During the reporting period, Lianhe Credit Information Service Co., Ltd. conducted a follow-up rating on the credit conditions of Corporate Bond issued by the Company and determined the credit rating of both “15 China Southern Airlines 01”, “16 China Southern Airlines 01” and “16 China Southern Airlines 02” issued by the Company to be AAA. Further, it also maintained the AAA credit rating of “16 Xiamen Airlines MTN001”, “16 Xiamen Airlines MTN002” and “16 Xiamen Airlines MTN003”.

IV.	CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT PLAN AND OTHER RELATED INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, there was no credit enhancement mechanism for corporate bonds of the Company.

Debt repayment plan:

The interest date of 15 China Southern Airlines No.01 corporate bonds was 20 November 2015. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 20 November of each year from 2016 to 2020, respectively. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on November 20 annually from 2016 to 2018. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day. The repayment date of 15 China Southern Airlines No.01 corporate bonds was 20 November 2020. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on 20 November 2018 . If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day.

The interest date of 16 China Southern Airlines No.01 corporate bonds was 3 March 2016. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 3 March of each year from 2017 to 2019, respectively. The repayment date of 16 China Southern Airlines No.01 corporate bonds was 3 March 2019. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests.

The interest date of 16 China Southern Airlines No.02 corporate bonds was 25 May 2016. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 25 May of each year from 2017 to 2021, respectively. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on 25 May annually from 2017 to 2019. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponing period. The repayment date of 16 China Southern Airlines No.02 corporate bonds was 25 May 2021. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests.

V.	INTEREST PAYMENT AND ENCASHMENT OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS OF THE COMPANY

On 15 February 2017, the sixth tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,024,831,780.82 were fully paid.

On 10 March 2017, the twelfth tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,017,889,315.07 were fully paid.

On 21 April 2017, the seventh tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,033,797,260.27 were fully paid.

On 12 May 2017, the fifth tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,037,430,136.99 were fully paid.

On 9 June 2017, the eighth tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,038,323,287.67 were fully paid.

On 16 June 2017, the ninth tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,039,649,315.07 were fully paid.

On 14 July 2017, the tenth tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,039,355,616.44 were fully paid.

On 11 August 2017, the eleventh tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,044,621,917.81 were fully paid.

On 17 November 2017, the first tranche of Ultra-short-term Financing Bills of the Company in 2017 expired and the principal and interests totaling RMB1,027,369,863.01 were fully paid.

On 22 January 2017, the first tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB2,044,679,452.05 were fully paid.

On 3 March 2017, the sixth tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB511,095,890.41 were fully paid.

On 23 March 2017, the eighth tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB712,427,397.26 were fully paid.

On 17 April 2017, the seventh tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB714,032,602.74 were fully paid.

On 25 May 2017, the ninth tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB611,527,397.26 were fully paid.

On 19 June 2017, the tenth tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB1,530,957,534.25 were fully paid.

On 17 August 2017, the principal and interests totaling RMB38,610,000.00 of the first medium-term notes of Xiamen Airlines 2016 were fully paid.

On 21 October 2017, the principal and interests totaling RMB49,760,000.00 of the second medium-term notes of Xiamen Airlines 2016 were fully paid.

On 22 November 2017, the principal and interests totaling RMB60,840,000.00 of the third medium-term notes of Xiamen Airlines 2016 were fully paid.

VI.	BANK CREDIT-GRANTING OF THE COMPANY DURING THE REPORTING PERIOD

As at 31 December 2017, the Group has gained from many domestic banks the line of credit with a ceiling of RMB181.922 billion, among which the used bank line of credit is about RMB39.683 billion and the unused is about RMB142.239 billion.

During the reporting period, the Group repaid bank borrowings amounting approximately to RMB18.311 billion.

VII.	COMPANY’S IMPLEMENTATION OF THE RELEVANT AGREEMENTS OR COMMITMENTS AS SPECIFIED IN BOND PROSPECTUS DURING THE REPORTING PERIOD

During the reporting period, the Company, in accordance with the provisions in Prospectus for Public Offering of Corporate Bonds 2016 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors) (hereinafter referred to as “Prospectus”), utilized the fund raised by the current bonds deducted by the issuance expenses for repayment of bank loans and supplement of working capital in 2016. The Company accepted the supervision by investors in strict accordance with the Prospectus and the related rules for information disclosure, and strictly complied with the agreements and commitments made by the Company.

Risk Management and Internal Control

The Board is responsible for maintaining sound and effective risk management and internal control systems, and reviewing its effective to ensure the safety of shareholder investment and corporate assets. The risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance.

The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the risk management and internal control systems in case of changes in operating environment or regulation. The Board has conducted a review of, and is satisfied with the effectiveness of the Group’s risk management and internal control systems for the financial year ended 31 December 2017.

I.	DISCLAIMER ON INTERNAL CONTROL AND THE ESTABLISHMENT OF INTERNAL CONTROL SYSTEM

The Board is responsible for establishing perfect internal control system and effectively implementing such internal control system, evaluating its effectiveness, accurately disclosing the assessment report on the relevant internal control. The objectives of the internal control system are to the legitimacy and compliance of operating management, the safety of assets, and the truthfulness and completeness of relevant information, to improve the operation efficiency and effectiveness, and to promote the realization of development strategies of the Company. Given the inherent limitations of the internal control system, only reasonable assurance can be provided for the above objectives.

The Board has carried out self-assessment on the effective of relevant internal control in accordance with the “Basic Standard for Enterprise Internal Control” and its supporting guidelines, and has considered it effective as at 31 December 2017 (being the base date of assessment report) and free from significant or important deficiencies in internal control on financial reporting. In addition, no significant or important deficiencies in internal control on non-financial reporting were identified.

II.	PARTICULARS OF THE AUDIT REPORT ON THE COMPANY’S INTERNAL CONTROL

KPMG Huazhen LLP was engaged by the Company to conduct an audit on the effectiveness of the Company’s internal control over financial reporting and issued an unqualified audit report.

For details of the audit report on the Company’s internal control, please visit the website of the Shanghai Stock Exchange.

III.	PARTICULARS OF THE ACCOUNTABILITY SYSTEMS FOR MAJOR ERRORS IN ANNUAL REPORTS AND THEIR IMPLEMENTATIONS

The Company established the “Information Disclosure Management System” in June 2007, the “Material Inside Information Reporting System” in April 2008, and the “Insider Information Management System” in December 2009, and also made amendments in accordance with requirements of the regulatory bodies. With these systems in place, the Company regulated its work on the dissemination and disclosure of inside information, and clearly defined the requirements of accountability for major errors in disclosure of information, including those in annual reports.

During the reporting period, no major errors were found in the Company’s annual report.

IV.	IMPLEMENTATION OF EVALUATION OF INTERNAL CONTROL

1.	Organizational structure of internal control

The Company adopts the decentralized management of internal control, and has set out the linear management structure composed of the Board, Audit and Risk Management Committee, Comprehensive Risk and Internal Control Management Committee, Internal Control Team, and business units and departments, which is shown as follows:

The Board is responsible for approving the final achievements, and submitting annual statement on risk management and internal control systems. Audit and Risk Management Committee is responsible for approving the internal control plan and important matters, and supervising the progress. The Comprehensive Risk and Internal Control Management Committee is required to review the internal control achievements in each progress, and reviewing the management and decision-making of material matters in the implementation process to identify great defects. The Internal Control Team is responsible for the specific organization and implementation of the internal control. All business units and departments is responsible for maintaining their respective internal control measures on-going and effective, describing and updating their respective business processes and control points, identifying the record documents, recognizing the significant control measures, and organizing the rectification of defects.

2.	Evaluation procedures of internal control

Based on the internal control framework issued by the Committee of Sponsoring Organisations of the U.S. Treadway Commission (“COSO”), the evaluation of internal control of the Company is designed on five components of internal control, and fully complies with relevant requirement of U.S. Sarbanes – Oxley Act, PRC Standard Regulations on Corporate Internal Control and its supporting guidelines. In order to comply with the further enhanced requirement on corporate governance under the Listing Rules in 2016, the Company employs a professional independent third-party institution for guidance.

The Company has determined the content involved in the evaluation of internal control in the qualitative and quantitative principles, mainly including the Company-level internal control framework and the internal control at the level of business process. The Company-level internal control framework is based on the five components set down by the COSO, namely control environment, risk assessment, control activities, information and communication, and monitoring. The level of business process fully reflects the industrial characteristics of aviation transport enterprises. The evaluation content covers the information related to both financial reports and non-financial reports, and the evaluated units include the Company itself and all of its branches (subsidiaries), bases and even the general aviation subsidiaries and investment unit.

The Company performs the annual evaluation of internal control in the flow of plan, record, test, rectification and report stages.

Firstly, the internal control at the level of the Company and the business process is recorded and updated by means of interview, questionnaire, etc. in order to identify and control the risks. The walk-through test is performed to evaluate the effectiveness of the design of internal control. Secondly, the risks are marked and ranked to determine area with high, moderate and low risks and screen out key risk control points by combing the risk control points. These key risk control points are tested in the two halves of the year by means of observation, interview, re-calculation, inspection, confirmation, knowledge evaluation, system inquiry, etc. so as to evaluate the effectiveness of the implementation of internal control.

In case of any defects of the internal control, the Company will analyze the cause of such defects, put forward rectification opinions and management suggestions and urge the process principal concerned to develop effective rectification measures and implement the same for rectification purposes to eventually achieve effective risk control. Once great or major defects of internal control are found, they will be reported to the Comprehensive Risk and Internal Control Management Committee without delay.

3.	Key features of the evaluation of internal control

With years of accumulation, the evaluation of internal control of the Company has gradually developed the working method and characteristics adapted to the management pattern of the Company. Firstly, the management structure has defined responsibility, clear division of work and clear path of reporting complying with the listing regulatory requirements in the US, the People’s Republic of China and Hong Kong. Secondly, the evaluation covers most organization, relates to full processes and has a complete set of basic data.

V.	SUMMARY OF RISK MANAGEMENT AND INTERNAL CONTROL

The Board recognizes its responsibility for supervising the risk management and internal control system of the Group and reviews the effectiveness of the same at least once a year by the Audit and Risk Management Committee. The Audit and Risk Management Committee assists the Board in performing its role in supervising finance, operation, compliance, risk management and internal monitoring as well as financial and internal audit function resources of the Group and in corporate governance. The Company has the internal audit function.

Based on the disclosure above, appropriate policies and monitoring have been established and formulated to ensure that the encumbered assets will not be used or disposed of without approval and comply with and abide by relevant laws, regulations and rules. Reliable financial and accounting records are kept in accordance with the relevant accounting standards and regulatory requirements. Major risks with potential effect on the performance of the Group are properly identified and managed. The system and the internal control can only make a reasonable but not absolute guarantee to prevent major misrepresentations or losses, which are designed to manage rather than eliminate the risk of failing to meet business objectives.

The Company regulates the processing and issuance of insider information in accordance with a number of insider information disclosure procedures to ensure the proper maintenance of confidentiality prior to the disclosure of such information and to publish such information in an efficient and consistent manner.

As disclosed above, the Audit and Risk Management Committee held 18 meetings in 2017, where the risk management and internal control systems of the Group were reviewed. For the year ended 31 December 2017, the Board has conducted through the Audit and Risk Management Committee an annual review of the effectiveness of the risk management and internal control systems of the Group covering all significant financial, operating and compliance controls, and considers the risk management and internal control of the Group is effective and adequate.

Social Responsibility

the energy utilization efficiency. We tried all kinds of methods to reduce emissions of carbon dioxide, such as technology innovation, increasing efficiency, using alternative fuels. We actually fulfilled our responsibility for reducing emissions according to our development stage and ability by actually using the carbon trading scheme. As a result, the Company reduced a total of 63,000 tons of carbon dioxide emissions throughout 2017. We signed Buckingham Place Declaration to announce our participation in the suppression of illegal transport and trading of wildlife and its products to jointly guard the home of human beings.

We gathered diversified talents and promoted employees to work happily. We incorporated our core values of “respect talents” into the whole process of employee recruitment, training and management. We constantly improved our employees’ work skills and integrated quality. We strove to create a fair and impartial growth environment to promote the employees to get a good balance between work and life, so as to achieve common development of the employees and the Company. In 2017, the Company was again awarded two awards, i.e. “China’s Top 30 Best Employers” and “The Most Attractive Employers to Women”.

As the rapid development of the world, taking plane for trip has become a choice of more and more people now. China Southern Airlines transports more than 300,000 passengers each and every day to more than 40 countries and regions and more than 200 destinations. We deeply think about “how and where to fly” for each flight because we burden responsibilities. “Sunshine Flight” is our attitude to each flight. We make efforts to provide passengers with sunshine-like services. We care about the society and we are happy to give back to the society. We carefully create air route network via which, family, friends, partners can get together. We operate our company in sunshine. We create in all-round way a warm, transparent, and responsible sunshine company to help you live a beautiful life.

We insisted on the idea of safety comes first and improving our service quality. We have created a safety culture of “capable, keeping the rules, and trustful”. We have maintained safety flight for more than 18 consecutive years and air defense security for 23 consecutive years. We have maintained the best safety records among China’s airlines. We were the first to launch such services as boarding by face recognition, and “stand-up luggage”, barrier free websites. We optimized automatic ticket canceling and alteration flows and enlarged the scope of reservation for special food. And Guangzhou hub was the first to realize the comprehensive whole-journey combined transport. In 2017, we were awarded by China quality association in 2017 the title of “National User Satisfaction Benchmark Enterprise”. Our service quality is recognized by all circles of the society and passengers at home and abroad.

We paid attention to climate changes and protected green hills and clear waters. Our input in environmental protection reached a new height. We arranged special person to be responsible for such related work, improved our environmental protection management system, and planned to save energy and reduce emission in scientific ways. We continued to explore how to improve

We actively gave back to the society to help the society develop harmoniously. We kept developing ourselves while making contributions to the society. We never forgot our original desire aspiration to give back to the society. In 2017, we gave full play to our own professional advantages to execute for many times, among others, international peacekeeping, governmental chartered airplane, emergency rescue and disaster relief aviation transport tasks. We actively participated in public welfare cause. We fulfilled our responsibility to spread love and civilization and give back to the society by virtue of charitable donation, poverty alleviation, volunteer service activities and etc. Throughout 2017, we invested a total of RMB15.30 million for poverty alleviation and materials donation, and donated a total of RMB2.8 million for China Southern Airlines

‘Ten-Cent’ Caring Foundation. Our goal was to achieve a whole “traceable trading” process to create “sunshine purchase”. We also actively promote our suppliers to fulfill their social responsibility together with us. Meanwhile, we continued to strengthen communication with stakeholders. We launched large Public Day activities to build a bridge for communication between the public and us.

For details of the Company’s work to fulfill its social responsibility, please see 2017 Social Responsibility Report of China Southern Airlines Co., Ltd. disclosed on the website of the HKEXnews on 26 March 2018.

1.	In 2017, we were awarded the title of “The Best Enterprise in Social Responsibility” in the 9th session annual social responsibility meeting of China’s enterprises held by Southern Weekly.

2.	“Annual Enterprise of Social Responsibility · Public Services Award” by Guangzhou Daily.

3.	In 2017, we were awarded by China quality association in 2017 as the “National User Satisfaction Benchmark Enterprise” and got the first place for the air service of China’s customers recommendation rate.

4.	In 2016 and 2017, we were awarded consecutively by Fortune China “China’s Top 500 Enterprises”, ranking first in the transport industry.

5.	China Southern Airlines ‘Ten-Cent’ Caring Foundation was awarded by SASAC of the State Council the title of “Excellent Volunteer Service Project of Central Government-led Enterprises” and the first batch of the top ten volunteer service brands of central government-led enterprises.

6.	We ranked sixth in “2017 World’s Top 50 Most Valuable Airlines Brands” released by Brand Finance, a British independent brand assessment and consultation company. Our brand grade was AAA. We ranked first among China’s airlines.

7.	We were highly commended by the Euro Finance for “2016-2017 Annual Best Fund Management Team” and “Best Cash Management” of “Taozhu Gong Awards”.

8.	Our 2016 annual report was awarded gold prize of Gold Awards for the 30th Session of International ARC (Annual Report Competition).

9.	In 2017, our “China Southern e-travel”, an e-commerce project, was awarded IDC “Integrated Digital Transformation Leader”.

10.	The 7th session of “China Securities Golden Bauhinia Award” ceremony was held in Hong Kong. Mr. Wang Chang Shun, the chairman of China Southern Airlines, was awarded the most influential leader of listed companies, the most valuable prize among the eleven prizes of the 7th session of “China Securities Golden Bauhinia Award”.

11.	In the 10th session international seminar on report of social responsibility of China’s enterprises, we were awarded “2017 GoldenBee Excellent Enterprise in Corporate Social Responsibility Report and Responsibility for Employees Information Disclosure”.

12.	In Weibo V Influence Summit held by Sina Weibo, we were awarded “2017 Weibo Top 10 Influential Airlines”.

13.	In Guangdong-Hong Kong-Macao Bay Area “New Wealth · Heart Mission” 2017 corporate social responsibility forum, we were awarded “Annual Enterprise of Social Responsibility · Public Services Award”.

14.	In 2017 annual new media meeting of China enterprises held by SASAC News Office, our official Weibo account – “@ China Southern Airlines” and official Wechat account – “China Southern Airlines” were awarded as “2017 Most Influential New Media Accounts among Central Government-led Enterprises”.

15.	In the award ceremony of the 9th session of “Most Popular Outbound Travel among Chinese Families”, we were awarded “2017 China’s Most Popular Airlines among Chinese Families”.

Supplementary to SYNERGY

During the reporting period, the Company were deeply integrated with Xiamen Airlines and Sichuan Airlines to enhance the influence of “China Southern” on the markets. We reached a strategic cooperation agreement with American Airlines, continuously strengthen the cooperation with SkyTeam’s members, partnered with British Airways, Etihad Airways, South American Airlines and other airlines, which provided more convenient and diversified trip options for passengers and further enlarged our sales channels and route network.

Independent Auditor’s Report

To the shareholders of China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of China Southern Airlines Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 150 to 236, which comprise the consolidated statement of financial position as at 31 December 2017, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2017 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants (“IESBA Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters (continued)

Recognition of passenger revenue

Refer to note 2(x)(i), note 2(x)(ii), note 3(a)(iii), note 5 and note 40 to the consolidated financial statements.

The Key Audit Matter

Passenger revenue is recognised at the fair value of the consideration received when the transportation service is provided. Unearned passenger revenue at the reporting date is included within sales in advance of carriage in the consolidated statement of financial position.

The amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage earned by members of the Group’s frequent flyer award programmes. The value attributed to the awarded mileage is deferred as a liability, within deferred revenue, until the mileage is redeemed and the related benefits are received or used or they expire. The amount received from third parties for the issue of mileage under the Group’s frequent flyer award programmes is also deferred as a liability within deferred revenue.

The Group maintains complex computer systems to keep track of transportation services to determine the timing of recognition and accuracy of passenger revenue, which involves the processing of a large volume of data.

The Group also maintains computer systems to track the issuance and subsequent redemption and utilisation of awarded mileage. The Group estimates the amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programmes based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded is estimated by reference to external sales. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programmes’ design.

We identified the recognition of passenger revenue as a key audit matter because it involves complex computer systems, which give rise to an inherent risk that passenger revenue could be recorded inaccurately or in the incorrect period and because the estimations of the fair value and expected redemption rate of mileage awarded give rise to an inherent risk that passenger revenue could be recorded inaccurately, in the incorrect period or could be subject to manipulation.

How the matter was addressed in our audit

Our audit procedures to assess the recognition of passenger revenue included the following:

•	with the assistance of our internal information technology specialists, assessing the Group’s relevant computer application controls relating to revenue recognition, including assessing whether the computer systems operated as they were designed and were protected from data manipulation or software logic that could result in inaccurate accounting information relating to passenger revenue being recorded. The selected computer application controls assessed included those relating to the completeness of transfers of data between computer systems, ticket validation to identify data errors and the assignment of ticket prices to each flight;

•	evaluating the Group’s key internal manual controls to assess the treatment of exceptions identified upon reconciliation of the outputs from computer systems with the Group’s financial and operating records;

•	performing analytical procedures on the Group’s passenger revenue by developing an expectation for passenger revenue using independent inputs and information generated from the Group’s computer systems and comparing such expectations with the passenger revenue recorded by the Group;

•	assessing the design and implementation and operating effectiveness of the Group’s internal controls over the determination of the fair value of and redemption rate for mileage awarded;

•	evaluating the fair value of mileage awarded by comparing the Group’s calculations with observable external sales of mileage;

•	challenging the Group’s assumptions relating to the redemption rate for mileage by comparison with historical experience and planned changes to the programmes that may impact future redemption activities;

•	inspecting underlying documentation for manual journal entries relating to passenger revenue which were material or met specified risked-based criteria.

Key audit matters (continued)

Impairment of the aircraft fleet

Refer to note 2(l)(ii), note 3(a)(i) and note 20(e) to the consolidated financial statements.

The Key Audit Matter

As at 31 December 2017, the carrying value of the Group’s aircraft and related equipment was RMB147,563 million.

A number of factors, including but not limited to, significant decreases in the market value of aircraft and net operating cash outflows associated with the use of the aircraft, could result in significant impairment of aircraft and related equipment.

Impairment of the aircraft fleet was assessed by management based on the higher of fair value less costs of disposal and value in use. In determining the value in use, expected future cash flows to be generated by the aircraft fleet were discounted to their present value, which requires significant management judgement relating to forecast air traffic revenue, forecast operating costs and the discount rate applied.

We identified impairment of the aircraft fleet as a key audit matter because of its significance to the consolidated financial statements and because of the inherent uncertainty involved in forecasting and discounting future cash flows.

How the matter was addressed in our audit

Our audit procedures to assess impairment of the aircraft fleet included the following:

•	assessing the design and implementation and operating effectiveness of the Group’s key internal controls over the assessment of impairment of the aircraft fleet;

•	challenging management’s assessment of potential indicators of impairment based on our own expectations developed from our knowledge of the Group and our experience of the airline industry;

•	assessing the design and implementation of the Group’s budgeting process, upon which the forecasts of air traffic revenue and related operating costs were based, and the principles and integrity of the Group’s discounted cash flow model;

•	with the assistance of our internal valuation specialists, evaluating the assumptions and methodology adopted by management in its impairment assessment, including forecast revenue growth, forecast profit margins and the discount rate applied, with reference to the requirements of the prevailing accounting standards;

•	with the assistance of our internal valuation specialists, comparing the key assumptions adopted by management in its impairment assessment with externally derived data as well as our own assessments in relation to key inputs, which included projected economic growth, competition, cost inflation and the discount rate applied;

•	assessing the sensitivity of the outcome of the impairment assessment to changes in key assumptions, including forecast revenue growth and forecast profit margins and considering whether there were any indicators of management bias in the selection of the key assumptions;

•	comparing the actual results of aircraft operations in the current year with management’s forecasts as at 31 December 2016 to evaluate the reliability of management’s forecasting process.

Key audit matters (continued)

Provisions for major overhauls

Refer to note 2(z), note 3(a)(ii) and note 44 to the consolidated financial statements.

The Key Audit Matter

The Group operated 264 aircraft held under external operating leases as at 31 December 2017. Under the terms of the operating lease arrangements, the Group has responsibility to fulfill certain conditions upon the return of the aircraft at the end of the leases.

Provisions for the cost of major overhauls to fulfil the lease return conditions for airframes and engines held under operating leases are accrued and charged to the income statement over the estimated overhaul period.

This requires management to estimate the expected overhaul cycles and overhaul costs, based on the historical experience of the actual costs incurred for the overhaul of airframes and engines of the same or similar types and current economic and airline-related developments.

As at 31 December 2017, provisions for major overhauls of RMB3,370 million were recorded in the consolidated statement of financial position.

We identified provisions for major overhauls as a key audit matter because of the inherent uncertainty involved in forecasting the overhaul cycles and future overhaul costs for each different airframes and engine types.

How the matter was addressed in our audit

Our audit procedures to assess provisions for major overhauls included the following:

•	assessing the design, implementation and operating effectiveness of the Group’s key internal controls over the provisions for major overhauls for aircraft held under operating leases;

•	comparing the information used by the Group’s financial management team to calculate the provisions for major overhauls with the Group’s engineering department’s expected overhaul cycles, overhaul costs and actual maintenance costs based on information obtained from discussions with engineering department management responsible for aircraft maintenance;

•	evaluating the key assumptions adopted by management in its assessment of the overhaul cycles and future overhaul costs by taking into consideration the terms of the operating lease agreements and the Group’s historical maintenance experience;

•	challenging the key assumptions adopted by management in calculating the provisions of major overhauls based on our own expectations developed from our knowledge of the Group and experience of the airline industry.

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chung Kai Ming.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

26 March 2018

Consolidated Income Statement

For the year ended 31 December 2017

		2017	2016
	Note	RMB million	RMB million
Operating revenue
Traffic revenue	5	121,873	109,693
Other operating revenue	7	5,933	5,288

Total operating revenue		127,806	114,981

Operating expenses
Flight operation expenses	8	62,978	51,461
Maintenance expenses	9	11,877	11,318
Aircraft and transportation service expenses	10	22,935	20,215
Promotion and selling expenses	11	6,881	6,304
General and administrative expenses	12	3,391	2,815
Depreciation and amortisation	13	13,162	12,619
Impairment on property, plant and equipment	20	324	71
Others		1,550	1,401

Total operating expenses		123,098	106,204

Other net income	15	4,448	3,835

Operating profit		9,156	12,612
Interest income		89	89
Interest expense	16	(2,747)	(2,465)
Share of associates’ results	25	431	509
Share of joint ventures’ results	26	99	102
Exchange gain/(loss), net	37(d)	1,801	(3,276)
Fair value movement of derivative financial instruments	29	(64)	—
Gain on deemed disposal of a subsidiary		—	90
Remeasurement of the originally held equity interests in a joint venture	24(iv)	109	—

Profit before income tax		8,874	7,661
Income tax	17	(1,976)	(1,763)

Profit for the year		6,898	5,898

Profit attributable to:
Equity shareholders of the Company	19	5,961	5,044
Non-controlling interests		937	854

Profit for the year		6,898	5,898

Earnings per share
Basic and diluted	19	RMB0.60	RMB0.51

The accompanying notes form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2017

		2017	2016
	Note	RMB million	RMB million
Profit for the year		6,898	5,898

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial instruments	18	25	8
– Fair value movement of available-for-sale financial assets	18	123	362
– Share of other comprehensive income of associates	25	2	(2)
– Deferred tax relating to above items	18	(37)	(92)

Other comprehensive income for the year		113	276

Total comprehensive income for the year		7,011	6,174

Total comprehensive income attributable to:
Equity shareholders of the Company		6,028	5,196
Non-controlling interests		983	978

Total comprehensive income for the year		7,011	6,174

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

At 31 December 2017

		31 December	31 December
		2017	2016
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	20	158,926	146,746
Construction in progress	21	30,233	28,910
Lease prepayments	22	2,923	2,687
Goodwill	23	237	182
Interest in associates	25	3,031	2,590
Interest in joint ventures	26	1,015	1,522
Other investments in equity securities	27	103	103
Aircraft lease deposits		642	725
Available-for-sale financial assets	28	622	499
Derivative financial instruments	29	46	21
Deferred tax assets	30	1,662	1,685
Other assets	31	1,394	1,008

		200,834	186,678

Current assets
Inventories	32	1,622	1,588
Trade receivables	33	2,675	2,989
Other receivables	34	5,232	3,387
Cash and cash equivalents	35	6,826	4,152
Assets held for sale	36	8	—
Restricted bank deposits		111	135
Prepaid expenses and other current assets		1,334	1,415
Amounts due from related companies	41	76	98

		17,884	13,764

Current liabilities
Derivative financial instruments	29	64	—
Borrowings	37	27,568	26,746
Current portion of obligations under finance leases	38	8,341	8,695
Trade payables	39	2,125	1,903
Sales in advance of carriage		7,853	8,420
Deferred revenue	40	1,502	1,299
Current income tax		919	647
Amounts due to related companies	41	101	103
Accrued expenses	42	15,370	15,147
Other liabilities	43	5,734	4,972

		69,577	67,932

Net current liabilities		(51,693)	(54,168)

Total assets less current liabilities		149,141	132,510

Non-current liabilities
Borrowings	37	20,719	18,758

Consolidated Statement of Financial Position

At 31 December 2017

		31 December	31 December
		2017	2016
	Note	RMB million	RMB million
Obligations under finance leases	38	59,583	53,527
Deferred revenue	40	1,849	1,622
Provision for major overhauls	44	2,808	2,089
Provision for early retirement benefits	45	3	6
Deferred benefits and gains	46	1,053	691
Deferred tax liabilities	30	583	841

		86,598	77,534

Net assets		62,543	54,976

Capital and reserves
Share capital	47	10,088	9,818
Reserves	48	39,848	33,638

Total equity attributable to equity shareholders of the Company		49,936	43,456
Non-controlling interests		12,607	11,520

Total equity		62,543	54,976

Approved and authorised for issue by the Board of Directors on 26 March 2018.

Wang Chang Shun	Tan Wan Geng
Director	Director

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2017

	Attributable to equity shareholders of the Company						Non-controlling	Total
	Share	Share	Fair value	Other	Retained
	capital	premium	reserve	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at 1 January 2016	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624

Changes in equity for 2016:
Profit for the year	—	—	—	—	5,044	5,044	854	5,898
Other comprehensive income	—	—	154	(2)	—	152	124	276
Total comprehensive income	—	—	154	(2)	5,044	5,196	978	6,174
Appropriations to reserves	—	—	—	405	(405)	—	—	—
Dividends relating to 2015	—	—	—	—	(785)	(785)	—	(785)
Capital injection of non-controlling interests in a subsidiary	—	—	—	—	—	—	260	260
Decrease in non-controlling interests as a result of loss of control of a subsidiary	—	—	—	—	—	—	(83)	(83)
Distributions to non-controlling interests	—	—	—	—	—	—	(214)	(214)

Balance at 31 December 2016 and 1 January 2017	9,818	14,131	209	2,078	17,220	43,456	11,520	54,976

Changes in equity for 2017:
Profit for the year	—	—	—	—	5,961	5,961	937	6,898
Other comprehensive income	—	—	66	1	—	67	46	113
Total comprehensive income	—	—	66	1	5,961	6,028	983	7,011
Appropriations to reserves	—	—	—	492	(492)	—	—	—
Dividends relating to 2016 (Note 48(b))	—	—	—	—	(982)	(982)	—	(982)
Issuance of shares (Note 47(ii))	270	1,051	—	—	—	1,321	—	1,321
Capital injection of non-controlling interests in subsidiaries	—	—	—	—	—	—	404	404
Dilution and change in non-controlling interests and other reserves	—	—	—	113	—	113	(39)	74
Distributions to non-controlling interests	—	—	—	—	—	—	(261)	(261)

Balance at 31 December 2017	10,088	15,182	275	2,684	21,707	49,936	12,607	62,543

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2017

		2017	2016
	Note	RMB million	RMB million
Operating activities
Cash generated from operating activities	35(b)	23,478	27,681
Interest received		119	118
Interest paid		(3,758)	(2,629)
Income tax paid		(2,107)	(1,406)

Net cash generated from operating activities		17,732	23,764

Investing activities
Acquisition of subsidiaries, net of cash acquired	24(iv)&(v)	(682)	(189)
Deemed disposal of a subsidiary		—	(67)
Proceeds from disposal of property, plant and equipment and lease prepayments		5,922	3,111
Proceeds from sale of a joint venture		7	2
Dividends received from associates		195	143
Dividends received from joint ventures		9	18
Dividends received from other investments in equity securities and available-for-sale financial assets		18	14
Acquisition of term deposits		(313)	(263)
Proceeds from maturity of term deposits		568	456
Additions of property, plant and equipment, lease prepayments and other assets		(13,846)	(18,967)
Capital injection into associates		(185)	(34)
Payments for aircraft lease deposits		(40)	(55)
Refund of aircraft lease deposits		111	81

Net cash used in investing activities		(8,236)	(15,750)

Financing activities
Dividends paid to equity shareholders of the Company		(982)	(785)
Proceeds from issuance of shares		1,321	—
Proceeds from bank borrowings		42,854	17,539
Proceeds from ultra-short-term financing bills		1,000	33,886
Proceeds from corporate bond		—	10,000
Proceeds from medium-term notes		—	4,689
Repayment of bank borrowings		(18,311)	(46,695)
Repayment of principal under finance lease obligations		(9,835)	(6,994)
Repayment of ultra-short-term financing bills		(22,986)	(19,900)
Capital injection from the non-controlling interests of subsidiaries		404	260
Dividends paid to non-controlling interests		(261)	(221)
Payment for purchase of non-controlling interests		—	(238)

Net cash used in financing activities		(6,796)	(8,459)

Net increase/(decrease) in cash and cash equivalents		2,700	(445)
Cash and cash equivalents at 1 January		4,152	4,560
Exchange (loss)/gain on cash and cash equivalents		(26)	37

Cash and cash equivalents at 31 December		6,826	4,152

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

(Expressed in Renminbi unless otherwise indicated)

1	Corporate information

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Limited Company (“CSAH”), formerly known as China Southern Air Holding Company, a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities and derivative financial instruments are stated at their fair value as explained in the accounting policies set out in Note 2(f) and Note 2(g). Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell (Note 2(q)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interest in associates and joint ventures.

(b)	Changes in accounting policies

The IASB has issued several amendments to IFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. However, additional disclosure has been included in Note 35(c) to satisfy the new disclosure requirements introduced by the amendments to IAS 7, Statement of cash flows: Disclosure initiative, which require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Note 59 provides information on the possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2017.

2	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. With regards to each business combination, the Group recognised non-controlling interests based on the proportion of the net identifiable assets of the subsidiary owned by the non-controlling interests.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2(o) or Note 2(p) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)).

The Group applies the acquisition method to account for business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

2	Significant accounting policies (continued)

(d)	Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11, Joint Arrangements (“IFRS 11”) to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)). The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

In the Company’s statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(l)).

(e)	Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)).

2	Significant accounting policies (continued)

(f)	Other investments in equity securities

The Group’s and the Company’s policies for investments in equity securities, other than investments in subsidiaries, associates and joint ventures, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale or that are not classified as loans and receivable, held-to-maturity investments, or financial assets at fair value through profit or loss. At the end of each reporting period the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognised in the consolidated income statement in accordance with the policy set out in Note 2(x)(iv). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group’s other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognised in the consolidated statement of financial position at cost less impairment losses (Note 2(l)). Dividend income from equity securities is recognised in profit or loss in accordance with the policy set out in Note 2(x)(iv).

Investments are recognised on the date the Group commits to purchase the investments, and are derecognized on the date the Group commits to sell investments or the Group’s rights to the cash flows from the investments expired.

(g)	Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i)	The effective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instrument recognised in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii)	The ineffective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gains or losses that was recorded in equity is immediately transferred to the profit or loss.

2	Significant accounting policies (continued)

(h)	Investment properties

Investment properties are land and/or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(x)(iii).

(i)	Other property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(aa)).

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the consolidated income statement.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in consolidated income statement on the date of retirement or disposal.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

	Buildings	5 to 35 years
	Owned and finance leased aircraft	15 to 20 years
Other flight equipment
	–Jet engines	15 to 20 years
	–Others, including rotables	3 to 15 years
	Machinery and equipment	4 to 10 years
	Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(j)	Construction in progress

Construction in progress represents advance payments for the acquisition of aircraft and flight equipment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

2	Significant accounting policies (continued)

(k)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to consolidated income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to consolidated income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(iv)	Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

2	Significant accounting policies (continued)

(l)	Impairment of assets

(i)	Impairment of investments in equity securities and receivables

Investments in equity securities and current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

•	For investments in associates and joint ventures accounted for under the equity method in the consolidated financial statements (Note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(l)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(l)(ii).

•	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

•	For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

•	For available-for-sale equity securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in consolidated income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that asset previously recognised in consolidated income statement.

Impairment losses recognised in consolidated income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

2	Significant accounting policies (continued)

(l)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and receivables (continued)

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in consolidated income statement.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Construction in progress;

•	Lease prepayments;

•	Goodwill;

•	Investments in subsidiaries, associates and joint ventures in the Company’s statement of financial position;

•	Aircraft lease deposits; and

•	Other assets

If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

•	Calculation of recoverable amount

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognised in consolidated income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or value in use, if determinable.

•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to consolidated income statement in the year in which the reversals are recognised.

2	Significant accounting policies (continued)

(l)	Impairment of assets (continued)

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

(m)	Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to consolidated income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(n)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less allowance for impairment of doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in consolidated income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(s)(i)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

2	Significant accounting policies (continued)

(q)	Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(r)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(s)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised.

The amount of the guarantee initially recognised is amortised in consolidated income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(s)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii)	Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2	Significant accounting policies (continued)

(t)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(u)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(v)	Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under leases.

(w)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in consolidated income statement except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and joint ventures, to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2	Significant accounting policies (continued)

(w)	Income tax (continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(x)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in income statement as follows:

(i)	Passenger, cargo and mail revenue

Passenger revenue is recognised at the fair value of the consideration received when the transportation service is provided. Unearned passenger revenue at the reporting date is included within sales in advance of carriage in the consolidated statement of financial position.

Cargo and mail revenue are recognised when the transportation is provided.

Revenue from airline-related business are recognised when services are rendered.

(ii)	Frequent flyer revenue

The Group maintains two major frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines’ Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

The amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage earned by members of the Group’s frequent flyer award programmes. The value attributed to the awarded mileage is deferred as a liability, within deferred revenue, until the mileage is redeemed and the related benefits are received or used or they expire.

The amount received from third parties for the issue of mileage under the Group’s frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue in relation to flight awards is recognised when the transportation is provided; revenue in relation to non-flight rewards is recognised at the point of redemption where non-flight rewards are selected.

2	Significant accounting policies (continued)

(x)	Revenue recognition (continued)

(iii)	Operating rental income

Receivable under operating leases is recognised in income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iv)	Dividends

•	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

•	Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v)	Government grants

Government grants are recognised in consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as other net income in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi)	Interest income

Interest income is recognised as it accrues using the effective interest method.

(y)	Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

(z)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted. Accordingly, estimated costs of major overhauls are accrued and charged to the income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to income statement in the period when the overhaul is performed.

2	Significant accounting policies (continued)

(aa)	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowing costs include interest expense, finance charges in respect of finance leases and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

(ab)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(ac)	Translation of foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Renminbi, which is the Company’s functional and the Group’s presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. Exchange gains and losses are recognised in income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

(ad)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

2	Significant accounting policies (continued)

(ad)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a Group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ae)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	Accounting estimates and judgements

The Groups’ financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding fair value measurements of financial instruments disclosed in Note 4(g), the Group believes the following also involve key accounting estimates and judgements used in the preparation of the financial statements.

(a)	Accounting estimates

(i)	Impairment of long-lived assets (other than goodwill)

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and value in use. In particular, in determining the value in use of the Group’s aircraft fleet, expected future cash flows to be generated by the asset are discounted to their present value, which requires significant judgement relating to forecast traffic revenue, forecast operating costs and discount rate applied. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and application of discount rate.

(ii)	Provision for major overhauls

Provision for the cost of major overhauls to fulfil the lease return conditions for airframes and engines held under operating leases are accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

(iii)	Frequent flyer revenue

The amount of revenue attributable to the mileage earned by the members of the Group’s frequent flyer award programmes is estimated based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded is estimated by reference to external sales. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programmes’ design. Different estimates could significantly affect the estimated deferred revenue and the results of operations.

(iv)	Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(v)	Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Group’s future operation plan for the consumable spare parts and maintenance materials. The net realisable value may be adjusted due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

3	Accounting estimates and judgements (continued)

(a)	Accounting estimates (continued)

(vi)	Income tax

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

(vii)	Impairment of trade receivables

When there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables, a provision for impairment of trade receivables is established based on the difference between the receivable’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(b)	Accounting judgements

Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 51(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time (note 14).

4	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management programme focuses on the unpredictability of financial market and seeks to minimize the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at 31 December 2017, the Group’s current liabilities exceeded its current assets by RMB51,693 million. For the year ended 31 December 2017, the Group recorded a net cash inflow from operating activities of RMB17,732 million, a net cash outflow from investing activities of RMB8,236 million and a net cash outflow from financing activities of RMB6,796 million, which in total resulted in a net increase in cash and cash equivalents of RMB2,700 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2017, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB181,922 million, of which approximately RMB142,239 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

4	Financial risk management and fair values (continued)

(a)	Liquidity risk (continued)

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2017 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	28,776	9,676	11,975	28	50,455	48,287
Obligations under finance leases	10,764	10,257	29,627	28,251	78,899	67,924
Trade and other payables and accrued charges	19,701	—	—	—	19,701	19,701
	59,241	19,933	41,602	28,279	149,055	135,912

	2016 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	27,654	1,039	19,124	61	47,878	45,504
Obligations under finance leases	10,663	8,683	24,795	27,247	71,388	62,222
Trade and other payables and accrued charges	19,015	—	—	—	19,015	19,015
	57,332	9,722	43,919	27,308	138,281	126,741

4	Financial risk management and fair values (continued)

(b)	Interest rate risk

The interest rates and maturity information of the Group’s borrowings and obligations under finance leases are disclosed in Note 37 and Note 38, respectively. The Group’s borrowings and obligations under finance leases issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 29).

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans (Note 29).

As at 31 December 2017, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB530 million (2016: RMB376 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2016.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases (Note 38) and certain of the bank borrowings (Note 37) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

4	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

The following table indicates the instantaneous change in the Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2017
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	278
	(1%)	(278)

Euro	1%	31
	(1%)	(31)

Japanese Yen	10%	116
	(10%)	(116)

	2016
	Appreciation/(depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	305
	(1%)	(305)

Euro	1%	31
	(1%)	(31)

Japanese Yen	10%	134
	(10%)	(134)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and finance lease obligations held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2016.

4	Financial risk management and fair values (continued)

(d)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables and the guarantees on personal bank loans provided to the Group’s pilot trainees.

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2017, the balance due from BSP agents amounted to RMB1,015 million (31 December 2016: RMB1,267 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management’s expectations. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in Note 33.

The Company and its subsidiary, Xiamen Airlines Company Limited (“Xiamen Airlines”), entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2016: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2017, total personal bank loans of RMB361 million (31 December 2016: RMB409 million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB5 million (2016: RMB4 million) to the banks due to the default of payments of certain pilot trainees (Note 53(b)).

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2016: 10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,190 million (2016: RMB2,380 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2017, the Group’s strategy, which was unchanged from 2016, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group’s debt ratio was 71% as at 31 December 2017 (31 December 2016: 73%).

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of and for the year ended 31 December 2017.

4	Financial risk management and fair values (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at 31 December 2017 categorised into
		Fair value at 31 December 2017	Level 1	Level 2	Level 3
	Note	RMB million	RMB million	RMB million	RMB million
Recurring fair value measurement
Financial assets:
Available-for-sale equity securities:
– Listed shares	28	85	85	—	—
– Non-tradable shares	28	537	—	—	537
Derivative financial instruments:
– Interest rate swaps	29	46	—	46	—
Financial liabilities:
Derivative financial instruments:
– Cross currency swaps	29	(64)	—	(64)	—

			Fair value measurements as at 31 December 2016 categorised into
		Fair value at 31 December 2016	Level 1	Level 2	Level 3
	Note	RMB million	RMB million	RMB million	RMB million
Recurring fair value measurement
Financial assets:
Available-for-sale equity securities:
– Listed shares	28	88	88	—	—
– Non-tradable shares	28	411	—	—	411
Derivative financial instruments:
– Interest rate swaps	29	21	—	21	—

During the years ended 31 December 2017 and 2016, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

4	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

The fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Available-for-sale equity securities: – Non-tradable shares	Discounted cash flow	Expected profit growth rate during the projection period	10% to 15%
		Terminal growth rate	9%
		Expected dividend payout rate	27%
		Discount rate	12.29%

The fair value of non-tradable available-for-sale equity securities is determined by discounting a projected cash flow series associated with the investment. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investee. The discount rate used have been adjusted to reflect specific risks relating to the investments. The fair value measurement is positively correlated to the expected profit growth rates and expected dividend rate of the investee, and negatively correlated to the discount rate.

For the year ended 31 December 2017, the net unrealised gains of RMB126 million (2016: RMB378 million) relating to the available-for sale equity securities – non-tradable shares are recognised in fair value reserve in other comprehensive income.

(ii)	Financial instruments not carried at fair value

(a)	Other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognised in the consolidated statement of financial position at cost less impairment losses.

(b)	All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at 31 December 2017 and 2016.

5	Traffic revenue

	2017	2016
	RMB million	RMB million
Passenger	112,791	102,502
Cargo and mail	9,082	7,191

	121,873	109,693

6	Segment reporting

(a)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 6(c). The comparative figures in the Group’s financial statements prepared in accordance with PRC GAAP are restated as the Group acquired a subsidiary under common control in 2017 (Note 24(v)). Management considered the impact of the above restatement is not material. Therefore, the Group’s segment results for the year ended 31 December 2016 and its segment assets and liabilities as at 31 December 2016 as disclosed in these financial statements have not been restated.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended 31 December 2017 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	126,077	1,412	—	—	127,489
Inter-segment sales	159	2,823	(2,982)	—	—

Reportable segment revenue	126,236	4,235	(2,982)	—	127,489

Reportable segment profit before taxation	7,708	529	—	561	8,798

Reportable segment profit after taxation	5,875	381	—	577	6,833

Other segment information
Income tax	1,833	148	—	(16)	1,965
Interest income	74	15	—	—	89
Interest expense	2,724	23	—	—	2,747
Depreciation and amortisation	13,112	201	—	—	13,313
Impairment loss	440	2	—	—	442
Share of associates’ results	—	—	—	420	420
Share of joint ventures’ results	—	—	—	99	99
Remeasurement of the originally held equity interests in a joint venture	—	—	—	88	88
Fair value movement of derivative financial instruments	—	—	—	(64)	(64)
Non-current assets additions during the year#	30,776	1,828	—	—	32,604

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended 31 December 2016 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	113,490	1,302	—	—	114,792
Inter-segment sales	101	2,231	(2,332)	—	—

Reportable segment revenue	113,591	3,533	(2,332)	—	114,792

Reportable segment profit before taxation	6,471	459	—	717	7,647

Reportable segment profit after taxation	4,834	337	—	717	5,888

Other segment information
Income tax	1,637	122	—	—	1,759
Interest income	79	10	—	—	89
Interest expense	2,458	7	—	—	2,465
Depreciation and amortisation	12,693	96	—	—	12,789
Impairment loss	127	3	—	—	130
Share of associates’ results	—	—	—	511	511
Share of joint ventures’ results	—	—	—	102	102
Gain on deemed disposal of a subsidiary	—	—	—	90	90
Non-current assets additions during the year#	29,126	120	—	—	29,246

The segment assets and liabilities of the Group as at 31 December 2017 and 31 December 2016 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2017
Reportable segment assets	208,116	5,799	(402)	4,816	218,329
Reportable segment liabilities	154,391	2,111	(402)	64	156,164

As at 31 December 2016
Reportable segment assets	192,881	3,201	(376)	4,755	200,461
Reportable segment liabilities	144,768	1,355	(370)	—	145,753

*	Unallocated assets primarily include goodwill, interest in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sale financial assets and other investments in equity securities, remeasurement of the originally held equity interests in a joint venture, gain on deemed disposal of a subsidiary, and the fair value movement of derivative financial instruments recognised through profit or loss.
#	The additions of non-current assets do not include goodwill, interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets.

6	Segment reporting (continued)

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)	Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/to other overseas markets is classified as international revenue.

(2)	Revenue from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2017	2016
	RMB million	RMB million
Domestic	92,986	84,380
International	32,117	28,096
Hong Kong, Macau and Taiwan	2,386	2,316
	127,489	114,792

The major revenue earning asset of the Group is its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

			2017	2016
	Note		RMB million	RMB million
Revenue
Reportable segment revenue			127,489	114,792
Reclassification of expired sales in advance of carriage	(i	)	396	376
Reclassification of sales tax	(ii	)	(65)	(161)
Adjustments arising from business combinations under common control	(v	)	(14)	(26)

Consolidated revenue			127,806	114,981

			2017	2016
	Note		RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation			8,798	7,647
Capitalisation of exchange difference of specific loans	(iii	)	47	48
Government grants	(iv	)	21	1
Adjustments arising from business combinations under common control	(v	)	8	(35)

Consolidated profit before income tax			8,874	7,661

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

		31 December	31 December
		2017	2016
	Note	RMB million	RMB million
Assets

Reportable segment assets		218,329	200,461
Capitalisation of exchange difference of specific loans	(iii)	196	149
Government grants	(iv)	(8)	(316)
Adjustments arising from business combinations under common control	(v)	237	184
Others		(36)	(36)

Consolidated total assets		218,718	200,442

		31 December	31 December
		2017	2016
	Note	RMB million	RMB million
Liabilities

Reportable segment liabilities		156,164	145,753
Government grants	(iv)	—	(287)
Others		11	—

Consolidated total liabilities		156,175	145,466

Notes:

(i)	Expired sales in advance of carriage are recorded under non-operating income in the PRC GAAP financial statements. Such income is recognised as other operating revenue in the IFRS financial statements.

(ii)	In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iv)	Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

(v)	In accordance with the PRC GAAP, business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Group adopts the purchase accounting method for acquisition of business under common control.

7	Other operating revenue

	2017	2016
	RMB million	RMB million
Commission income	2,781	2,518
Expired sales in advance of carriage	396	376
Hotel and tour operation income	547	625
General aviation income	467	461
Ground services income	429	384
Air catering income	335	253
Cargo handling income	241	201
Rental income	184	179
Others	553	291

	5,933	5,288

8	Flight operation expenses

	2017	2016
	RMB million	RMB million
Jet fuel costs	31,895	23,799
Flight personnel payroll and welfare	10,574	9,215
Aircraft operating lease charges	8,022	7,330
Air catering expenses	3,379	2,965
Civil Aviation Development Fund	2,720	2,565
Training expenses	1,184	1,120
Aircraft insurance	175	197
Others	5,029	4,270

	62,978	51,461

9	Maintenance expenses

	2017	2016
	RMB million	RMB million
Aviation repair and maintenance charges	7,930	7,952
Staff payroll and welfare	2,620	2,363
Maintenance materials	1,327	1,003

	11,877	11,318

10	Aircraft and transportation service expenses

	2017	2016
	RMB million	RMB million
Landing and navigation fees	14,910	13,109
Ground service and other charges	8,025	7,106

	22,935	20,215

11	Promotion and selling expenses

	2017	2016
	RMB million	RMB million
Sales commissions	1,935	1,926
Ticket office expenses	3,160	2,875
Computer reservation services	835	777
Advertising and promotion	196	173
Others	755	553

	6,881	6,304

12	General and administrative expenses

	2017	2016
	RMB million	RMB million
General corporate expenses	3,218	2,671
Auditors’ remuneration	14	13
– Audit services	14	13
– Non-audit services	—	—
Other taxes and levies	159	131

	3,391	2,815

13	Depreciation and amortisation

	2017	2016
	RMB million	RMB million
Depreciation
– Owned assets	8,080	7,569
– Assets acquired under finance leases	4,883	4,849
Amortisation of deferred benefits and gains	(161)	(131)
Other amortisation	360	332

	13,162	12,619

14	Staff costs

	2017	2016
	RMB million	RMB million
Salaries, wages and welfare	21,400	18,774
Defined contribution retirement scheme	2,114	1,886
Other retirement welfare subsidy	194	183
Early retirement benefits (Note 45)	1	3

	23,709	20,846

Staff costs relating to flight operation and maintenance are also included in the respective total amounts disclosed separately in Note 8 and Note 9 above.

14	Staff costs (continued)

Five highest paid individuals

None of the directors (2016: none), whose emoluments are reflected in Note 58, is among the five highest paid individuals in the Group for 2017. The aggregate emoluments in respect of the five (2016: five) individuals during the year are as follows:

	2017	2016
	RMB’000	RMB’000
Salaries, wages and welfare	9,533	8,368
Retirement scheme contributions	599	649

	10,132	9,017

The emoluments of the five (2016: five) individuals with the highest emoluments are within the following bands:

	2017	2016
	Number of individuals	Number of individuals
HK$1,500,000 to HK$2,000,000	—	1
HK$2,000,001 to HK$2,500,000	5	4

15	Other net income

	2017	2016
	RMB million	RMB million
Government grants (Note)	3,075	2,837
Gains on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and relating construction in progress	960	523
– Other property, plant and equipment	29	34
Others	384	441

	4,448	3,835

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended 31 December 2017.

16	Interest expense

	2017	2016
	RMB million	RMB million
Interest on borrowings	1,628	1,444
Interest relating to obligations under finance leases	2,009	1,598
Interest relating to provision for early retirement benefits (Note 45)	1	1
Total interest expense on financial liabilities not at fair value through profit or loss	3,638	3,043
Less: interest expense capitalised (Note)	(908)	(624)
	2,730	2,419
Interest rate swaps: cash flow hedge, reclassified from equity (Note 18)	17	46

	2,747	2,465

Note:

The weighted average interest rate used for interest capitalisation was 3.32% per annum in 2017 (2016: 3.22%).

17	Income tax

(a)	Income tax expense in the consolidated income statement

	2017	2016
	RMB million	RMB million
PRC income tax
– Provision for the year	2,280	2,203
– (Over)/under-provision in prior year	(2)	47
	2,278	2,250
Deferred tax (Note 30)
Origination and reversal of temporary differences	(302)	(487)

Tax expense	1,976	1,763

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (2016: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% either because they are qualified as Advanced and New Technology Enterprises, or according to the preferential tax policy in locations, where those subsidiaries are located.

17	Income tax (continued)

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2017	2016
	RMB million	RMB million
Profit before income tax	8,874	7,661

Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note 17(a))	2,179	1,857

Adjustments for tax effect of:
Non-deductible expenses	9	4
Share of results of associates and joint ventures and other non-taxable income	(137)	(154)
Taxable temporary differences for which no deferred tax liabilities were recognised	(27)	—
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	26	48
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(72)	(39)
(Over)/under-provision in prior year	(2)	47

Tax expense	1,976	1,763

18	Other comprehensive income

	2017	2016
	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	8	(38)
Reclassification adjustments for amounts transferred to profit or loss:
– interest expense (Note 16)	17	46
Net deferred tax debited to other comprehensive income	(6)	(2)

Net movement in the fair value reserve during the year recognised in other comprehensive income	19	6
Available-for-sale financial assets:
Changes in fair value recognised during the year	123	362
Net deferred tax debited to other comprehensive income	(31)	(90)

Net movement in the fair value reserve during the year recognised in other comprehensive income	92	272

19	Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2017 is based on the profit attributable to equity shareholders of the Company of RMB5,961 million (2016: RMB5,044 million) and the weighted average of 9,923,585,348 shares in issue during the year (2016: 9,817,567,000 shares).

	2017	2016
	million	million
Issued ordinary shares at 1 January	9,818	9,818
Effect of issuance of H Shares (Note 47)	106	—

Weighted average number of ordinary shares at 31 December	9,924	9,818

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended 31 December 2017 and 2016.

20	Property, plant and equipment, net

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2016	730	10,074	93,708	86,832	18,970	6,109	216,423
Acquisitions through business combinations	—	5	—	—	—	2	7
Additions	—	39	1,675	5,112	1,148	453	8,427
Transfer from construction in progress (Note 21)	—	1,145	—	6,745	203	143	8,236
Transfer to lease prepayments	(21)	—	—	—	—	—	(21)
Transfer to buildings upon cease of lease intention	(64)	64	—	—	—	—	—
Transfer to investment properties upon lease out	148	(148)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	4,470	(4,470)	—	—	—
Disposals	—	(32)	(2,536)	(347)	(751)	(466)	(4,132)
Deemed disposal of a subsidiary	(124)	(79)	—	—	—	(41)	(244)

At 31 December 2016	669	11,068	97,317	93,872	19,570	6,200	228,696

At 1 January 2017	669	11,068	97,317	93,872	19,570	6,200	228,696
Acquisitions through business combinations (Note 24(iv))	—	326	—	—	1,136	94	1,556
Additions	—	28	1,336	7,592	1,635	569	11,160
Transfer from construction in progress (Note 21)	—	1,506	1,098	10,684	317	77	13,682
Transfer to lease prepayments	(18)	(143)	—	—	—	—	(161)
Transfer to buildings upon cease of lease intention	(75)	75	—	—	—	—	—
Transfer to investment properties upon lease out	225	(225)	—	—	—	—	—
Reclassification on exercise of purchase option	—	—	12,669	(12,669)	—	—	—
Transfer to assets held for sale (Note 36)	—	(20)	—	—	—	—	(20)
Disposals	(7)	(4)	(6,446)	(112)	(752)	(311)	(7,632)

At 31 December 2017	794	12,611	105,974	99,367	21,906	6,629	247,281

20	Property, plant and equipment, net (continued)

			Aircraft
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At 1 January 2016	223	3,349	40,782	14,586	10,600	4,013	73,553
Depreciation charge for the year	20	358	5,476	4,849	1,159	556	12,418
Transfer to lease prepayments	(5)	—	—	—	—	—	(5)
Transfer to buildings upon cease of lease intention	(21)	21	—	—	—	—	—
Transfer to investment properties upon lease out	39	(39)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	2,141	(2,141)	—	—	—
Disposals	—	(18)	(2,468)	(347)	(736)	(426)	(3,995)
Deemed disposal of a subsidiary	(27)	(25)	—	—	—	(39)	(91)
Provision for impairment losses	—	—	21	50	—	—	71
Impairment losses written off on disposal	—	—	—	—	(1)	—	(1)

At 31 December 2016	229	3,646	45,952	16,997	11,022	4,104	81,950

At 1 January 2017	229	3,646	45,952	16,997	11,022	4,104	81,950
Depreciation charge for the year	29	390	5,783	4,883	1,280	598	12,963
Transfer to lease prepayments	(5)	(36)	—	—	—	—	(41)
Transfer to buildings upon cease of lease intention	(26)	26	—	—	—	—	—
Transfer to investment properties upon lease out	48	(48)	—	—	—	—	—
Reclassification on exercise of purchase options	—	—	4,757	(4,757)	—	—	—
Transfer to assets held for sale (Note 36)	—	(12)	—	—	—	—	(12)
Disposals	(5)	(1)	(5,351)	(112)	(623)	(266)	(6,358)
Provision for impairment losses (Note 20(e))	—	—	324	—	—	—	324
Impairment losses written off on disposal (Note 20(d))	—	—	(470)	—	(1)	—	(471)

At 31 December 2017	270	3,965	50,995	17,011	11,678	4,436	88,355

Net book value:
At 31 December 2017	524	8,646	54,979	82,356	10,228	2,193	158,926
At 31 December 2016	440	7,422	51,365	76,875	8,548	2,096	146,746

20	Property, plant and equipment, net (continued)

(a)	As at 31 December 2017, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB1,495 million and RMB123 million respectively (31 December 2016: RMB1,641 million and RMB124 million respectively).

(b)	As at 31 December 2017, certain aircraft of the Group with an aggregate carrying value of approximately RMB83,687 million (31 December 2016: RMB78,318 million) were mortgaged under certain loans or certain lease agreements (Note 37(a)(i) and Note 38).

(c)	As at 31 December 2017, other flight equipment of the Group with an aggregate carrying value of approximately RMB206 million (31 December 2016: Nil) were mortgaged under certain loans (Note 37(a)(iii)).

(d)	For the year ended 31 December 2017, 3 Boeing 737-300 aircraft and 2 Boeing 777-200 aircraft against which impairment provision had been provided in previous years were disposed of and the impairment provision of RMB470 million for these aircraft was written off on disposal.

(e)	During the year, the Group estimated the recoverable amounts of certain aged fleet based on the disposal plans, and made an impairment provision of RMB314 million towards the fleet and related assets. The Group also made an additional impairment of RMB10 million for certain EMB 190 aircraft. The estimates of recoverable amounts were based on the greater of the assets’ fair value less cost to sell and the value in use. The fair value on which the recoverable amount is based on is categorised as a level 3 measurement and it was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment. In cases when value in use are based, the pre-tax discount rate used in the estimate is 9.74% (2016: 8.87%).

(f)	As at 31 December 2017 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Guangxi, Guizhou, Chengdu, Xiamen, Heilongjiang, Jilin, Dalian, Hunan, Beijing, Zhuhai, Shenyang, Shenzhen, Henan, Shantou, Xinjiang, Hainan, Shanghai, Hubei, Chongqing and Hangzhou, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2017, carrying value of such properties of the Group amounted to RMB5,196 million (31 December 2016: RMB4,294 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(g)	The Group leased out investment properties under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB184 million (2016: RMB179 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cease of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2017	2016
	RMB million	RMB million

Within 1 year	61	91
After 1 year but within 5 years	70	59
After 5 years	14	54

	145	204

(h)	As at 31 December 2017, certain investment properties of the Group with an aggregate carrying value of approximately RMB20 million (31 December 2016: RMB34 million) were mortgaged for certain bank borrowings (Note 37(a)(ii)).

21	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At 1 January 2016	17,700	1,733	19,433
Additions	18,930	1,362	20,292
Transferred to property, plant and equipment (Note 20)	(6,948)	(1,288)	(8,236)
Transferred to other assets upon completion of development (Note 31)	—	(128)	(128)
Disposals	(2,415)	(36)	(2,451)

At 31 December 2016	27,267	1,643	28,910

At 1 January 2017	27,267	1,643	28,910
Additions	16,319	2,920	19,239
Transferred to property, plant and equipment (Note 20)	(12,099)	(1,583)	(13,682)
Transferred to other assets upon completion of development (Note 31)	—	(211)	(211)
Transferred to lease prepayments	—	(79)	(79)
Disposals	(3,944)	—	(3,944)

At 31 December 2017	27,543	2,690	30,233

22	Lease prepayments

Lease prepayments relate to the Group’s land use rights. In 2017, the amount of amortisation charged to consolidated income statement was RMB78 million (2016: RMB75 million).

A majority of the Group’s properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at 31 December 2017 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain land used by the Group. As at 31 December 2017, carrying value of such land use rights of the Group amounted to RMB827 million (31 December 2016: RMB866 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at 31 December 2017, certain land use rights of the Group with an aggregate carrying value of approximately RMB90 million (31 December 2016: RMB79 million) were mortgaged for certain bank borrowings (Note 37(a)(ii)).

23	Goodwill

	2017	2016
	RMB million	RMB million
Cost and carrying amount:
At 1 January	182	—
Acquisitions through business combinations (Note 24(v))	55	182

At 31 December	237	182

Impairment tests for cash-generating units containing goodwill

	2017	2016
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd. (“XACM”) (Note 24(v))	55	—

Total	237	182

The recoverable amount of the CGU is determined based on value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate which does not exceed the long-term average growth rates for the business in which the CGU operates.

The cash flows of SAIETC are discounted using a pre-tax discount rate of 13.40% (2016: 13.40%).

The cash flows of XACM are discounted using a pre-tax discount rate of 11.10%.

24	Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group:

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Henan Airlines Company Limited (i)	PRC	RMB6,000,000,000	60%	Airline transportation
Xiamen Airlines (i)&(v)	PRC	RMB8,000,000,000	55%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB 280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB 250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB 910,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB 240,000,000	70.5%	Air catering
Guangzhou Baiyun International Logistic Company Limited (i)	PRC	RMB 50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB 18,000,000	100%	Airport ground services
Nan Lung International Freight Limited	Hong Kong	HKD 3,270,000	51%	Freight services
Southern Airlines General Aviation Company Limited (i)	PRC	RMB1,000,000,000	100%	General aviation
SAIETC (i)	PRC	RMB 15,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”)(i)&(iv)	PRC	RMB 469,848,000	100%	Flight simulation services

(i)	These subsidiaries are PRC limited liability companies.
(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.
(iii)	Certain subsidiaries of the Group are PRC equity joint ventures which have limited terms pursuant to the PRC law.

24	Subsidiaries (continued)

(iv)	Pursuant to the equity transfer agreement entered into between the Company and a third party, the Company acquired 49% equity interests in Zhuhai Xiang Yi, a former joint venture of the Company, at a cash consideration of USD99.52 million (equivalent to RMB678 million) on 10 July 2017. Zhuhai Xiang Yi became a wholly-owned subsidiary of the Company upon completion of the acquisition. The acquisition of Zhuhai Xiang Yi enables the Group to engage in flight simulation services.

In the period from the acquisition date to 31 December 2017, Zhuhai Xiang Yi contributed revenue of RMB196 million and profit of RMB15 million to the Group’s results. If the acquisition had occurred on 1 January 2017, management estimates that consolidated revenue would have been increased by RMB424 million, and consolidated profit for the year would have been increased by RMB53 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on 1 January 2017. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

		Recognised values on acquisition
	Note	RMB million
Property, plant and equipment, net	20	1,556
Lease prepayments		115
Trade and other receivables		70
Cash and cash equivalents		41
Other assets		32
Trade and other payables		(34)
Borrowings	35(c)	(342)
Deferred tax liabilities		(30)
Other liabilities		(24)
Total net identifiable assets		1,384

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:

Cash consideration paid		678
Cash and cash equivalents acquired		(41)

Net cash outflow		637

Effect of the acquisition on the Group’s consolidated income statement

Fair value of the originally held 51% equity interests		706
Less: carrying value of the originally held 51% equity interests		(597)

Remeasurement of the originally held 51% equity interests		109

Acquisition-related costs were minimal and included in “general and administrative expenses” in the consolidated income statement.

24	Subsidiaries (continued)

(v)	Pursuant to the equity transfer agreement entered into between the Company’s subsidiary, Xiamen Airlines, and Southern Airlines Culture and Media Co., Ltd. (“SACM”, an associate of the Company) on 13 October 2017, Xiamen Airlines acquired 51% equity interests in XACM, at a consideration of RMB47 million. Xiamen Airlines held 49% equity interest in XACM before the acquisition. XACM became a wholly-owned subsidiary of the Xiamen Airlines upon completion of the acquisition. The acquisition of XACM enables the Group to engage in advertising agency business.

In the period from the acquisition date to 31 December 2017, XACM contributed revenue of RMB7 million and profit of RMB1 million to the Group’s results. If the acquisition had occurred on 1 January 2017, management estimates that consolidated revenue would have been increased by RMB44 million, and consolidated profit for the year would have been increased by RMB2 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on 1 January 2017. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group’s assets and liabilities on acquisition date:

Recognised values on acquisition
RMB million
Trade and other receivables	46
Cash and cash equivalents	2
Trade and other payables	(11)

Total net identifiable assets	37

Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:
Cash consideration paid	47
Cash and cash equivalents acquired	(2)

Net cash outflow	45

Goodwill

Goodwill was recognised as a result of the acquisitions as follows:

Recognised values on acquisition
RMB million
Total consideration transferred	47
The fair value of 49% equity of XACM on the acquisition date	45
Less: fair value of identifiable net assets	(37)

Goodwill (Note 23)	55

The goodwill resulting from this acquisition represented the expected synergies from combining operations of XACM and the Group.

Acquisition-related costs were minimal and included in “general and administrative expenses” in the consolidated income statement.

24	Subsidiaries (continued)

(vi)	Material non-controlling interests

As at 31 December 2017, the balance of total non-controlling interests is RMB12,607 million (31 December 2016: RMB11,520 million), of which RMB8,547 million (31 December 2016: RMB7,623 million) is for Xiamen Airlines. The rest of non-controlling interests are not individually material.

Set out below are the summarised financial information for Xiamen Airlines.

	2017	2016
	RMB million	RMB million
Non-controlling interests percentage	45%	45%

Current assets	2,422	2,386
Non-current assets	39,689	41,689
Current liabilities	(9,963)	(13,739)
Non-current liabilities	(14,086)	(13,997)
Net assets	18,062	16,339
Carrying amount of non-controlling interests	8,547	7,623

Revenue	26,114	21,874
Profit for the year	1,477	1,223
Total comprehensive income	1,578	1,500
Profit allocated to non-controlling interests	651	532
Dividend paid to non-controlling interests	73	—

Net cash generated from operating activities	3,696	4,510
Net cash generated from/(used in) investing activities	3,671	(7,776)
Net cash (used in)/generated from financing activities	(7,613)	2,764

The information above is the amount before inter-company eliminations.

25	Interest in associates

	2017	2016
	RMB million	RMB million
Share of net assets	3,031	2,590

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at 31 December 2017 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co.,Ltd (“SA Finance”)	PRC	33.98%	25.28%	8.70%	33.98%	Provision of Airlines financial services
Sichuan Airlines Co.,Ltd (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation
SACM	PRC	40%	40%	—	40%	Advertising services
Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management

There is no associate that is individually material to the Group.

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarised as following:

	2017	2016
	RMB million	RMB million
Aggregate carrying amount of individually immaterial associates	3,031	2,590
Aggregate amounts of the Group’s share of:
Profit from continuing operations	431	509
Other comprehensive income	2	(2)

Total comprehensive income	433	507

26	Interest in joint ventures

	2017	2016
	RMB million	RMB million
Share of net assets	1,015	1,522

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at 31 December 2017 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co.,Ltd (“GAMECO”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC	50%	50%	—	50%	Sales of duty free goods in flight
China Southern West Australian Flying College Pty Ltd (“Flying College”)	Australia	48.12%	48.12%	—	50%	Pilot training services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as following:

	2017	2016
	RMB million	RMB million
Aggregate carrying amount of individually immaterial joint ventures	1,015	1,522
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	99	102

27	Other investments in equity securities

	2017	2016
	RMB million	RMB million
Unlisted equity securities, at cost	103	103

Dividend income from unlisted equity securities of the Group amounted to RMB1 million during the year ended 31 December 2017 (2016: RMB1 million).

28	Available-for-sale financial assets

	2017	2016
	RMB million	RMB million
Available-for-sale financial assets
– Listed shares	85	88
– Non-tradable shares	537	411
	622	499

Dividend income from available-for-sale financial assets of the Group amounted to RMB17 million during the year ended 31 December 2017 (2016: RMB13 million).

29	Derivative financial instruments

	2017	2016
	RMB million	RMB million
Assets:
Interest rate swaps (a)	46	21
Liabilities:
Cross currency swaps (b)	64	—

(a)	In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at 31 December 2017 amounted to USD460 million (31 December 2016: USD527 million).
(b)	In 2017, the Group entered into cross currency swaps to mitigate its interest rate risk and currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest (ranging from 3.58% to 4.04%) and principal payments in RMB. At 31 December 2017, the fair value of the cross currency swaps amounted to RMB64 million (31 December 2016: Nil). The notional principal of the outstanding cross currency swaps amounted to USD920 million (31 December 2016: Nil).

30	Deferred tax assets/(liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At the beginning of the year	Acquired in business combination	(Charged)/credited to consolidated income statement	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended 31 December 2017
Deferred tax assets:
Accrued expenses	1,065	—	(45)	—	1,020
Provision for major overhauls	505	—	186	—	691
Deferred revenue	87	—	1	—	88
Provision for impairment losses	174	—	74	—	248
Provision for tax losses	—	—	10	—	10
Change in fair value of derivative financial instruments	—	—	16	—	16
Others	86	—	(4)	—	82
	1,917	—	238	—	2,155
Deferred tax liabilities:
Provision for major overhauls	(261)	—	45	—	(216)
Depreciation allowances under tax in excess of the related depreciation under accounting	(659)	—	26	—	(633)
Change in fair value of derivative financial instruments	(5)	—	—	(6)	(11)
Change in fair value of available-for-sale equity securities	(110)	—	—	(31)	(141)
Fair value remeasurement of identifiable assets in business combination	—	(30)	4	—	(26)
Others	(38)	—	(11)	—	(49)
	(1,073)	(30)	64	(37)	(1,076)
Net deferred tax assets	844	(30)	302	(37)	1,079

30	Deferred tax assets/(liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows: (continued)

	At the beginning of the year	Credited/(charged) to consolidated income statement	Charged to other comprehensive income	At the end of the year
	RMB million	RMB million	RMB million	RMB million
For the year ended 31 December 2016
Deferred tax assets:
Accrued expenses	751	314	—	1,065
Provision for major overhauls	472	33	—	505
Deferred revenue	82	5	—	87
Provision for impairment losses	201	(27)	—	174
Others	62	24	—	86
	1,568	349	—	1,917
Deferred tax liabilities:
Provision for major overhauls	(384)	123	—	(261)
Depreciation allowances under tax in excess of the related depreciation under accounting	(687)	28	—	(659)
Change in fair value of derivative financial instruments	(3)	—	(2)	(5)
Change in fair value of available-for-sale equity securities	(20)	—	(90)	(110)
Others	(25)	(13)	—	(38)
	(1,119)	138	(92)	(1,073)
Net deferred tax assets	449	487	(92)	844

(b)	Deferred tax assets not recognised

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. As at 31 December 2017, the Group’s unused tax losses of RMB543 million (31 December 2016: RMB704 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	2017	2016
	RMB million	RMB million
Expiring in:
2017	—	200
2018	171	214
2019	193	194
2020	—	—
2021	96	96
2022	83	—
	543	704

As at 31 December 2017, the Group’s other deductible temporary differences amounting to RMB653 million (31 December 2016: RMB626 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

31	Other assets

	Prepayment for exclusive use right of an airport terminal	Software	Leasehold improvement	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2016	240	247	118	283	888
Additions	—	4	5	268	277
Transferred from construction in progress (Note 21)	—	91	36	1	128
Disposals	—	(2)	—	(26)	(28)
Amortisation for the year	(10)	(85)	(40)	(122)	(257)
At 31 December 2016	230	255	119	404	1,008

At 1 January 2017	230	255	119	404	1,008
Additions	—	33	44	402	479
Acquisitions through business combinations	—	2	—	—	2
Transferred from construction in progress (Note 21)	—	142	56	13	211
Disposals	—	(4)	—	(20)	(24)
Amortisation for the year	(10)	(112)	(38)	(122)	(282)

At 31 December 2017	220	316	181	677	1,394

Representing:

		2017	2016
	Note	RMB million	RMB million
Amounts due from related parties	41(a) & 50(c)	160	—
Amounts due from third parties and others		1,234	1,008
		1,394	1,008

32	Inventories

	2017	2016
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,638	1,534
Other supplies	210	198

	1,848	1,732

Less: impairment	(226)	(144)

	1,622	1,588

Impairment of inventory is shown as below:

	2017	2016
	RMB million	RMB million
At 1 January	144	110
Provision for impairment of inventories	110	44
Provision written off in relation to disposal of inventories	(28)	(10)

At 31 December	226	144

33	Trade receivables

	2017	2016
	RMB million	RMB million
Trade receivables	2,712	3,026
Less: allowance for doubtful debts	(37)	(37)

	2,675	2,989

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2017	2016
	RMB million	RMB million
Within 1 month	2,067	2,536
More than 1 month but less than 3 months	497	321
More than 3 months but less than 12 months	112	142
More than 1 year	36	27

	2,712	3,026
Less: allowance for doubtful debts	(37)	(37)

	2,675	2,989

All of the trade receivables are expected to be recovered within one year.

33	Trade receivables (continued)

(a)	Ageing analysis (continued)

(i)	Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2 (l)(i)).

The movements in the allowance for doubtful debts during the year are as follows:

	2017	2016
	RMB million	RMB million
At 1 January	37	33
Impairment loss recognised	8	14
Impairment loss written back	—	(1)
Uncollectible amounts written off	(8)	(9)

At 31 December	37	37

(ii)	As at 31 December 2017, trade receivables of RMB36 million (31 December 2016: RMB31 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2017	2016
	RMB million	RMB million
3 to 12 months	31	26
More than 1 year	5	5

	36	31

(iii)	As at 31 December 2017, trade receivables of RMB40 million (31 December 2016: RMB50 million) were impaired. The amount of the provision was RMB37 million as at 31 December 2017 (31 December 2016: RMB37 million). The impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2017	2016
	RMB million	RMB million
3 to 12 months	9	28
More than 1 year	31	22

	40	50

33	Trade receivables (continued)

(b)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2017	2016
	RMB million	RMB million
Neither past due nor impaired	2,636	2,945

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

(c)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2017	2016
	RMB million	RMB million
RMB	2,061	2,303
USD	179	268
EURO	171	129
AUD	52	53
TWD	33	40
GBP	36	23
Others	180	210

	2,712	3,026

As at 31 December 2017, the fair value of trade receivables approximates its carrying amount.

34	Other receivables

	2017	2016
	RMB million	RMB million
VAT recoverable	3,684	1,404
Rebate receivables on aircraft acquisitions	699	749
Term deposits	313	568
Deposits for aircraft purchase	—	13
Interest receivables	1	33
Others	538	623

	5,235	3,390
Less: allowance for doubtful debts	(3)	(3)

	5,232	3,387

Term deposits have a maturity over 3 months at acquisition. The weighted average annualised interest rate of term deposits as at 31 December 2017 is 2.01% (31 December 2016: 3.22%).

As at 31 December 2017, the fair value of other receivables approximates its carrying amount.

35	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2017	2016
	RMB million	RMB million
Deposits in banks and other financial institutions	—	26
Cash at bank and other financial institutions and on hand	6,826	4,126
Cash and cash equivalents in the consolidated statement of financial position	6,826	4,152

As at 31 December 2017, the fair value of cash and cash equivalents approximates its carrying amount.

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2017	2016
	RMB million	RMB million
RMB	4,377	3,494
USD	2,038	472
EURO	71	31
JPY	27	15
HKD	123	13
Others	190	127

	6,826	4,152

35	Cash and cash equivalents (continued)

(b)	Reconciliation of profit before income tax to cash generated from operating activities:

		2017	2016
	Note	RMB million	RMB million
Profit before income tax		8,874	7,661
Depreciation charges	13	12,963	12,418
Other amortisation	13	360	332
Amortisation of deferred benefits and gains	13	(161)	(131)
Impairment losses on property, plant, equipment	20	324	71
Share of associates’ results	25	(431)	(509)
Share of joint ventures’ results	26	(99)	(102)
Gain on disposal of property, plant and equipment and construction in progress	15	(989)	(557)
Gain on deemed disposal of equity interest in a subsidiary		—	(90)
Fair value movement of derivative financial instruments	29	64	—
Remeasurement of the originally held equity interests in a joint venture	24(iv)	(109)	—
Interest income		(89)	(89)
Interest expense	16	2,747	2,465
Dividend income from other investments in equity securities and available-for-sale financial assets	27&28	(18)	(14)
Exchange (gain)/losses, net		(642)	3,368
(Increase)/decrease in inventories		(34)	18
Decrease/(increase) in trade receivables		314	(409)
(Increase)/decrease in other receivables		(1,840)	637
Decrease/(increase) in prepaid expenses and other current assets		81	(224)
Increase in net amounts due to related companies		15	186
Increase/(decrease) in trade payables		222	(597)
(Decrease)/increase in sales in advance of carriage		(567)	1,289
Increase in accrued expenses		223	2,066
Increase/(decrease) in other liabilities		762	(186)
Increase in deferred revenue		430	86
Increase in provision for major overhauls		719	194
Decrease in provision for early retirement benefits		(3)	(7)
Increase/(decrease) in deferred benefits and gains		362	(195)

Cash generated from operating activities		23,478	27,681

35	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Bank loans and other borrowings	Obligations under finance leases	Interest rate swaps held to hedge borrowings (assets)	Cross currency swaps	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 37)	(Note 38)	(Note 29)	(Note 29)
At 1 January 2017	45,504	62,222	(21)	—	107,705

Changes from financing cash flows:
Proceeds from bank borrowings	42,854	—	—	—	42,854
Proceeds from ultra-short-term financing bills	1,000	—	—	—	1,000
Repayment of bank borrowings	(18,311)	—	—	—	(18,311)
Repayment of ultra-short-term financing bills	(22,986)	—	—	—	(22,986)
Repayment of principal under finance lease obligations	—	(9,835)	—	—	(9,835)
Total changes from financing cash flows	2,557	(9,835)	—	—	(7,278)
Exchange adjustments	(116)	(1,746)	—	—	(1,862)

Changes in fair value	—	—	(25)	64	39

Other changes:
Acquisitions through business combinations (Note 24(iv))	342	—	—	—	342
Additions of obligations under finance leases (Note 52)	—	17,283	—	—	17,283
Total other changes	342	17,283	—	—	17,625
At 31 December 2017	48,287	67,924	(46)	64	116,229

36	Assets held for sale

Assets held for sale mainly represent buildings which are planned to be sold in the next 12 months and are measured at the lower of their carrying amounts and fair values less costs to sell.

		Recognised values
	Note	RMB million
Property, plant and equipment	20	8

As at 31 December 2017, the carrying amount of the assets held for sale is RMB8 million, while their fair value less cost to sell is RMB27 million. The fair value on which the recoverable amount is based on is categorised as a level 3 measurement.

37	Borrowings

(a)	As at 31 December 2017, borrowings are analysed as follows:

	2017	2016
	RMB million	RMB million
Non-current
Long-term borrowings
– secured (Notes (i)&(ii)&(iii))	596	755
– unsecured	5,427	314
	6,023	1,069
Corporate bond
– unsecured (Note (iv))	10,000	13,000
Medium-term notes
– unsecured (Note (v))	4,696	4,689
	20,719	18,758
Current
Current portion of long-term borrowings
– secured (Notes (i)&(ii)&(iii))	208	220
– unsecured	3,734	345
Short-term borrowings
– unsecured	20,626	4,195
Ultra short-term financing bills
– unsecured	—	21,986
	24,568	26,746
Current portion of corporate bond
– unsecured (Note (iv))	3,000	—
	27,568	26,746
Total borrowings	48,287	45,504
The borrowings are repayable:

Within one year	27,568	26,746
In the second year	9,126	440
In the third to fifth year	11,566	18,260
After the fifth year	27	58
Total borrowings	48,287	45,504

Notes:

(i)	As at 31 December 2017, bank borrowings of the Group totalling RMB440 million (31 December 2016: RMB660 million) were secured by mortgages over certain of the Group’s aircraft with aggregate carrying amounts of RMB1,331 million (31 December 2016: RMB1,443 million).
(ii)	As at 31 December 2017, bank borrowings of the Group amounting to RMB265 million (31 December 2016: RMB315 million) were secured by certain land use rights of RMB90 million (31 December 2016: RMB79 million) and investment properties of RMB20 million (31 December 2016: RMB34 million).
(iii)	As at 31 December 2017, bank borrowings of the Group totalling RMB99 million (31 December 2016: Nil) were secured by certain of the other flight equipment with aggregate carrying amounts of RMB206 million (31 December 2016: Nil).

37	Borrowings (continued)

(a)	As at 31 December 2017, borrowings are analysed as follows: (continued)

Notes (continued):

(iv)	The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 3 March 2016 at a bond rate of 2.97%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

(v)	Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million on 15 August 2016 at an interest rate of 2.97%. The medium-term notes mature in three years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on 20 October 2016 at an interest rate of 3.11%. The medium-term notes mature in five years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million on 21 November 2016 at an interest rate of 3.38%. The medium-term notes mature in three years.

(b)	As at 31 December 2017, the Group’s weighted average interest rates on short-term borrowings were 3.76% per annum (31 December 2016: 3.92% per annum).

(c)	Details of borrowings with original maturity over one year are as follows:

	2017	2016
	RMB million	RMB million
Renminbi denominated loans
Fixed interest rate at 1.20% per annum as at 31 December 2017, with maturities through 2027	20	20
Corporate Bond – Fixed bond rate at 2.97%~3.63%	13,000	13,000
Medium-term notes – Fixed interest rate at 2.97%~3.38%	4,696	4,689
Floating interest rates 90%, 95%, 100% of benchmark interest rate (stipulated by PBOC) as at 31 December 2017, with maturities through 2023	9,781	1,406

USD denominated loans
Floating interest rates at three-month LIBOR + 3.30% per annum as at 31 December 2017, with maturities through 2019	98	—
Floating interest rates at three-month LIBOR + 2.1% per annum as at 31 December 2017, with maturities through 2018	66	208
	27,661	19,323
Less: loans due within one year classified as current liabilities	(6,942)	(565)
	20,719	18,758

37	Borrowings (continued)

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2017	2016
	RMB million	RMB million

Renminbi	40,086	45,296
USD	8,201	208
	48,287	45,504

The Group has certain borrowings as well as significant obligations under finance leases (Note 38) which are denominated in USD as at 31 December 2017. The net exchange gain of RMB1,801 million for the year ended 31 December 2017 (2016: net exchange loss of RMB3,276 million) was mainly attributable to the translation of balances of borrowings and obligations under finance lease which are denominated in USD.

(e)	The balance of short-term borrowings as at 31 December 2017 included entrusted loans from CSAH via SA Finance to the Group amounted to RMB105 million (31 December 2016: RMB105 million) (Note 50(d)(ii)).

(f)	As at 31 December 2017, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

(g)	Certain of the Group’s banking facilities are subject to the fulfillment of covenants relating to certain of the Group’s balance sheet ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at 31 December 2017 and 2016 none of the covenants relating to drawn down facilities had been breached.

38	Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2018 to 2032. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease.

As at 31 December 2017, future payments under these finance leases are as follows:

	2017			2016
	Present value of the minimum lease payments	Total minimum lease payments	Interest	Present value of the minimum lease payments	Total minimum lease payments	Interest
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Within 1 year	8,341	10,764	2,423	8,695	10,663	1,968
After 1 year but within 2 years	8,145	10,257	2,112	6,973	8,683	1,710
After 2 years but within 5 years	25,376	29,627	4,251	21,583	24,795	3,212
After 5 years	26,062	28,251	2,189	24,971	27,247	2,276
	67,924	78,899	10,975	62,222	71,388	9,166
Less: balance due within one year classified as current liabilities	(8,341)			(8,695)
	59,583			53,527

38	Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	2017	2016
	RMB million	RMB million

USD denominated obligations
Fixed interest rates ranging from 1.75% to 5.03% per annum as at 31 December 2017	7,803	9,761
Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 2.95% per annum as at 31 December 2017	12,544	15,878
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at 31 December 2017	11,327	15,720

Singapore Dollars denominated obligations
Floating interest rate at six-month SIBOR + 1.44% per annum as at 31 December 2017	292	341

Japanese Yen denominated obligations
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at 31 December 2017	1,279	1,502
Floating interest rate at six-month TIBOR + 3.00% per annum as at 31 December 2017	295	332

Renminbi denominated obligations
Fixed rate at 4.1% to 4.3% as at 31 December 2017	856	—
Floating interest rates ranging from 75.0% to 106.5% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at 31 December 2017	28,804	13,852
Floating interest rate at three-month CHN HIBOR + 0.38% as at 31 December 2017	455	503

Euro denominated obligations
Floating interest rate ranging from three-month EURIBOR + 0.32% to three-month EURIBOR + 2.20% per annum as at 31 December 2017	2,701	2,785
Floating interest rates ranging from six-month EURIBOR + 1.45% to six-month EURIBOR + 1.80% per annum as at 31 December 2017	1,568	1,548

	67,924	62,222

As at 31 December 2017, certain of the Group’s aircraft with carrying amounts of RMB82,356 million (31 December 2016: RMB76,875 million) secured finance lease obligations totalling RMB67,924 million (31 December 2016: RMB62,222 million).

As at 31 December 2017, the fair value of obligations under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

39	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2017	2016
	RMB million	RMB million
Within 1 month	465	612
More than 1 month but less than 3 months	533	529
More than 3 months but less than 6 months	497	484
More than 6 months but less than 1 year	443	173
More than 1 year	187	105

	2,125	1,903

As at 31 December 2017, the fair value of trade payables approximate their carrying amount.

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2017	2016
	RMB million	RMB million
Renminbi	1,832	1,809
USD	209	85
Others	84	9

	2,125	1,903

40	Deferred revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award programme.

41	Amounts due from/to related companies

(a)	Amounts due from related companies

		2017	2016
	Note	RMB million	RMB million
Current
CSAH and its affiliates		9	7
Associates		18	15
Joint ventures		49	76

	50(c)	76	98

Non-current
CSAH and its affiliates	31 & 50(c)	160	—

		236	98

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Amounts due to related companies

		2017	2016
	Note	RMB million	RMB million
CSAH and its affiliates		28	20
Joint ventures of CSAH		22	1
Associates		1	4
A joint venture		48	76
Other related companies		2	2

	50(c)	101	103

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

42	Accrued expenses

	2017	2016
	RMB million	RMB million
Repairs and maintenance	4,806	5,290
Jet fuel costs	1,345	1,530
Salaries and welfare	3,362	2,851
Landing and navigation fees	2,757	2,327
Computer reservation services	541	436
Provision for major overhauls (Note 44)	562	768
Interest expense	740	844
Air catering expenses	148	504
Provision for early retirement benefits (Note 45)	4	7
Others	1,105	590

	15,370	15,147

43	Other liabilities

	2017	2016
	RMB million	RMB million

Civil Aviation Development Fund and airport tax payable	1,788	1,559
Payable for purchase of property, plant and equipment	1,194	900
Sales agent deposits	507	430
Other taxes payable	569	508
Deposit received for chartered flights	191	216
Others	1,485	1,359

	5,734	4,972

As at 31 December 2017, the fair value of the balance approximate their carrying amount.

44	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2017	2016
	RMB million	RMB million
At 1 January	2,857	2,365
Additional provision	1,063	1,020
Utilisation	(550)	(528)

At 31 December	3,370	2,857
Less: current portion (Note 42)	(562)	(768)

	2,808	2,089

45	Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2017	2016
	RMB million	RMB million
At 1 January	13	25
Provision for the year (Note 14)	1	3
Financial cost (Note 16)	1	1
Payments made during the year	(8)	(16)

At 31 December	7	13
Less: current portion (Note 42)	(4)	(7)

	3	6

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

46	Deferred benefits and gains

	2017	2016
	RMB million	RMB million
Leases rebates (Note (i))	54	77
Maintenance rebates (Note (ii))	807	419
Gains relating to sale and leaseback (Note (iii))	28	51
Government grants	149	127
Others	15	17

	1,053	691

Notes:

(i)	The Group was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.
(ii)	The Group was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortised over the beneficial period.
(iii)	The Group entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortised over the lease terms of the aircraft.

47	Share capital

	2017	2016
	RMB million	RMB million
Registered, issued and paid up capital:
4,039,228,665 domestic state-owned shares of RMB1.00 each (2016: 4,039,228,665 shares of RMB1.00 each)	4,039	4,039
2,983,421,335 A shares of RMB1.00 each (2016: 2,983,421,335 shares of RMB1.00 each)	2,984	2,984
3,065,523,272 H shares of RMB1.00 each (2016: 2,794,917,000 shares of RMB1.00 each)	3,065	2,795

	10,088	9,818

(i)	All the domestic state-owned, H and A shares rank pari passu in all material respects.
(ii)	On 10 August 2017, the Company issued 270,606,272 H shares to American Airlines, Inc. for a cash consideration equivalent to RMB1,321 million, of which RMB270 million was credited to share capital and RMB1,051 million was credited to share premium (Note 48 and Note 57). According to the Share Subscription Agreement signed by the Company and American Airlines, the H Shares are subject to a lock-up period of three years.

48	Reserves

	2017	2016
	RMB million	RMB million
Share premium
At 1 January and 31 December	14,131	14,131
Addition (Note 47(ii))	1,051	—

At 31 December	15,182	14,131

Fair value reserve
At 1 January	209	55
Change in fair value of available-for-sale equity securities	47	148
Change in fair value of derivative financial instruments	19	6

At 31 December	275	209

Statutory and discretionary surplus reserve
At 1 January	1,957	1,552
Appropriations to reserves (Note(a))	492	405

At 31 December	2,449	1,957

Other reserve
At 1 January	121	123
Share of an associate’s reserves movement	1	(2)
Dilution and change in non-controlling interests and other reserves	113	—

At 31 December	235	121

Retained profits
At 1 January	17,220	13,366
Profit for the year	5,961	5,044
Appropriations to reserves (Note(a))	(492)	(405)
Dividends approved in respect of the previous year	(982)	(785)

At 31 December	21,707	17,220

Total	39,848	33,638

(a)	Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

48	Reserves (continued)

(b)	Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2017	2016
	RMB million	RMB million
Final dividend proposed after the end of the reporting year of RMB0.10 per share (2016: RMB0.10 per share) (inclusive of applicable tax)	1,009	982

A dividend in respect of the year ended 31 December 2017 of RMB1.00 per 10 shares (inclusive of applicable tax) (2016: RMB1.00 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB1,009 million (2016: RMB982 million), was proposed by the directors on 26 March 2018. The dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

49	Commitments

(a)	Capital commitments

Capital commitments outstanding as at 31 December 2017 not provided for in the financial statements were as follows:

	2017	2016
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	86,834	83,532

Investment commitments
– authorised and contracted for
– capital contributions for acquisition of interests in associates	—	170
– share of capital commitments of a joint venture	18	25
	18	195
– authorised but not contracted for
– share of capital commitments of a joint venture	22	19
	40	214
Commitments for other property, plant and equipment
– authorised and contracted for	6,386	2,297
– authorised but not contracted for	15,636	19,312
	22,022	21,609

	108,896	105,355

As at 31 December 2017, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2017	2016
	RMB million	RMB million
2017	—	25,971
2018	28,125	24,355
2019	28,370	17,878
2020	22,686	13,871
2021 and afterwards	7,653	1,457

	86,834	83,532

49	Commitments (continued)

(b)	Operating lease commitments

As at 31 December 2017, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2017	2016
	RMB million	RMB million
Payments due:
Within 1 year	8,283	7,948
After 1 year but within 5 years	31,175	27,140
After 5 years	30,007	26,127

	69,465	61,215

50	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) and certain of the highest paid employees as disclosed in Note 58, is as follows:

	2017	2016
	RMB’000	RMB’000
Salaries, wages and welfare	12,151	8,219
Retirement scheme contributions	1,841	1,594

	13,992	9,813

	2017	2016
	RMB’000	RMB’000
Directors and supervisors (Note 58)	2,952	2,159
Senior management	11,040	7,654

	13,992	9,813

Total remuneration is included in “staff costs” (Note 14).

(b)	Transactions with CSAH and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group

The Group provided various operational services to the CSAH Group, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group (continued)

Details of the significant transactions carried out by the Group are as follows:

		2017	2016
	Note	RMB million	RMB million
Income received from the CSAH Group
Cargo handling income and rental income*	(i)	3	6
Aviation material sales income	(ii)	4	—
Rental income	(iii)	7	—
Others		1	1

Expenses paid to the CSAH Group
Cargo handling charges*	(i)	112	117
Commission expenses*	(i)	44	99
Maintenance material purchase expense and lease charges for aviation material	(ii)	43	—
Software service expenses	(ii)	4	—
Air catering supplies expenses*	(iii)	125	124
Repairing charges*	(iv)	1,537	1,877
Lease charges for land and buildings*	(v)	189	193
Handling charges*	(vi)	—	60
Property management fee*	(vii)	72	70
Others		12	14

Expenses paid to joint ventures and associates
Repairing charges	(ix)	2,424	2,032
Maintenance material purchase expenses	(ix)	68	41
Flight simulation service charges	(x)	194	342
Training expenses	(xi)	36	110
Ground service expenses	(xii)	123	120
Air catering supplies	(xiii)	109	115
Advertising expenses*	(xiv)	74	71
Property management fee	(xv)	26	—
Others		6	3

Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	28	10
Disposal of equipment	(xvi)	—	39
Rental income	(x)	27	37
Entrustment income for advertising media business	(xiv)	20	22
Repairing income	(xvii)	1	12
Air catering supplies expenses	(xvii)	26	23
Commission income*	(xviii)	26	26
Ground service income	(xix)	10	9
Labor service income	(xx)	15	—
Others		3	4

Income received from other related company
Air tickets income	(xxi)	6	9

Expenses paid to other related company
Advertising expenses	(xxi)	10	9
Computer reservation services	(xxii)	576	523
Aviation supplies expenses	(xxiii)	39	36
Canteen Service	(xxiii)	15	—
Others		4	—

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group (continued)

		2017	2016
	Note	RMB million	RMB million
Acquisition from CSAH Group
Acquisition of a subsidiary*	(vi) & (xiv)	47	400
Acquisition of property, plant and equipment*	(xxiv)	—	56

Leases from CSAH Group
Finance lease of aircraft*	(viii)	6,831	—

(i)	China Southern Airlines Group Ground Services Co., Ltd. (“GSC”), is a wholly-owned subsidiary of CSAH. Cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with GSC.

Commission is earned by GSC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

In addition, the Group leased certain equipment to GSC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”), a joint venture of CSAH.

The Group purchases software service, as well as purchases and leases maintenance material and from CASC, and CASC also purchases maintenance material from the Group.

(iii)	Shenzhen Air Catering Co., Ltd. (“SACC”), a joint venture of CSAH.

Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with SACC.

In addition, the Group leased certain buildings to SACC under operating lease agreements.

(iv)	MTU Maintenance Zhuhai Co., Ltd., a joint venture of CSAH, provides comprehensive maintenance services to the Group.

(v)	The Group leases certain land and buildings in the PRC from CSAH Group. The amount represents rental payments for land and buildings paid or payable to CSAH Group.

(vi)	The Group acquires aircraft, flight equipment and other airline-related facilities through SAIETC and pays handling charges to SAIETC, which used to be a wholly-owned subsidiary of CSAH. In August 2016, the Company acquired 100% equity interests in SAIETC from CSAH at a consideration of approximately RMB400 million. SAIETC became a wholly owned subsidiary of the Company since then.

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group (continued)

(vii)	China Southern Airlines Group Property Management Co., Ltd., a wholly-owned subsidiary of CSAH. Citic Southern Airlines Construction and Development Company Limited, an associate of CSAH. Both of them provide property management services to the Group.

(viii)	China Southern Airlines International Finance Leasing Co., Ltd., a wholly-owned subsidiary of CSAH, provides financial lease of aircraft services to the Group.

(ix)	GAMECO and Shenyang Northern Aircraft Maintenance Ltd., joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group also purchases maintenance material from GAMECO.

(x)	Zhuhai Xiang Yi, a joint venture of the Group, provides flight simulation services to the Group. In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

In July 2017, the Company acquired 49% equity interests in Zhuhai Xiang Yi, which then became a wholly-owned subsidiary of the Company upon completion of the acquisition (Note 24(iv)). The amount represents the transactions in 2017 which incurred prior to the acquisition.

(xi)	Flying College, a joint venture of the Group, provides training services to the Group.

(xii)	Beijing Aviation Ground Services Co.,Ltd., and Shenyang Konggang Logistic Co., Ltd., associates of the Group provides ground service to the Group.

(xiii)	Beijing Airport Inflight Kitchen Co.,Ltd. is an associate of the Group and provides air catering related services to the Group.

(xiv)	SACM, an associate of the Group, provides advertising services to the Group.

XACM, originally an associate of Xiamen Airlines with 49% equity interests held, also a subsidiary of SACM, provided advertising service to Xiamen Airlines. In October 2017, Xiamen Airlines acquired the remaining 51% equity interests in XACM at a consideration of RMB47 million. XACM became a wholly-owned subsidiary of Xiamen Airlines upon completion of the acquisition since then (Note 24(v)). Xiamen Airlines provides certain media resources to Xiamen Airlines Media Co., Ltd., before the acquisition.

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group (continued)

(xv)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.

(xvi)	The Group imports and sales maintenance material to GAMECO and earns maintenance material sales and handling income. The Group disposed of equipment to GAMECO in 2016.

(xvii)	The Group provides repairing service and Air catering supplies service to Sichuan Airlines.

(xviii)	The Group provides certain website resources to SA Finance for the sales of air insurance.

(xix)	The Group provides ground services to Shenyang Konggang Logistic Co., Ltd., and Sichuan Airlines, which are associates of the Group.

(xx)	The Group provides labor service to Shenyang Northern Aircraft Maintenance Limited, and the charge rates are determined by reference to prevailing market price.

(xxi)	Phoenix Satellite Television Holdings Ltd., (“the Phoenix Group”) is a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group. It provides advertising services to the Group.

In addition, the Group sells tickets to the Phoenix Group on market price.

(xxii)	China Travel Sky Holding Company is a related party of the Group as a director of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services to the Group.

(xxiii)	The Chairman of Guangdong Southern Airline Pearl Aviation Services Company Limited (“Pearl Aviation Services”) is the executive director of the Company. The Group purchases aviation supplies and canteen services from Pearl Aviation Services.

(xxiv)	The Group acquires properties from Citic Southern Airlines Construction and Development Company Limited, which is an associate of CSAH.

*	These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section “CONNECTED TRANSACTION” of the Report of Director.

50	Material related party transactions (continued)

(c)	Balances with the CSAH Group, associates, joint ventures and other related companies of the Group

Details of amounts due from/to the CSAH Group, associates, joint ventures and other related company of the Group:

		2017	2016
	Note	RMB million	RMB million
Receivables:
The CSAH Group		9	7
Associates		18	15
Joint ventures		49	76
	41(a)	76	98

		2017	2016
	Note	RMB million	RMB million
Prepayments of acquisition of long-term assets:
The CSAH Group		160	—
	31&41(a)	160	—

		2017	2016
	Note	RMB million	RMB million
Payables:
The CSAH Group		50	21
Associates		1	4
A joint venture		48	76
Other related companies		2	2
	41(b)	101	103

	2017	2016
	RMB million	RMB million
Accrued expenses:
The CSAH Group	1,023	1,117
Associates	95	121
Joint ventures	1,086	864
Other related companies	571	256
	2,775	2,358

	2017	2016
	RMB million	RMB million
Obligations under finance leases:
The CSAH Group	6,656	—
	6,656	—

Except the obligations under finance leases, the amounts due from/to the CSAH Group, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

50	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

At 31 December 2017, loans from SA Finance to the Group amounted to RMB431 million (31 December 2016: Nil).

The unsecured loans are repayable as follows:

	2017	2016
	RMB million	RMB million
Within 1 year	273	—
After 1 year but within 2 years	58	—
After 2 years but within 5 years	100	—
	431	—

Interest expense paid on such loans amounted to RMB14 million (2016: RMB7 million) and the interest rates range from 3.92% to 4.51% per annum during the year ended 31 December 2017 (2016: 3.92%).

(ii)	Entrusted loans from CSAH

In 2017, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 28 April 2017 to 28 April 2018. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured entrusted loans are repayable as follows:

		2017	2016
	Note	RMB million	RMB million
Within 1 year	37(e)	105	105

Interest expense paid on such loans amounted to RMB4 million (2016: RMB4 million) at interest rates 3.92% per annum during the year ended 31 December 2017 (2016: 3.92% per annum).

(iii)	Deposits placed with SA Finance

As at 31 December 2017, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2017	2016
	RMB million	RMB million
Deposits placed with SA Finance	6,095	3,759

Interest income received on such deposits amounted to RMB72 million during the year ended 31 December 2017 (2016: RMB37 million).

(e)	Commitments to CSAH

As at 31 December 2017, the Group had operating lease commitments to CSAH in respect of lease payments for land and buildings of RMB334 million (31 December 2016: RMB476 million).

51	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 13% to 20% (2016: 13% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2017 was approximately RMB546 million (2016: RMB486 million).

(b)	Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

52	Supplementary information to the consolidated cash flow statement

Non-cash transactions-acquisition of aircraft

During the year ended 31 December 2017, aircraft acquired under finance leases amounted to RMB17,283 million (2016: RMB10,487 million).

53	Contingent liabilities

(a)	The Group leased certain properties and buildings from CSAH which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, as disclosed in Note 20 and Note 22, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2016: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2017, total personal bank loans of RMB361 million (31 December 2016: RMB409 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB5 million (2016: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

54	Immediate and ultimate controlling party

As at 31 December 2017, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC. CSAH does not produce financial statements available for public use.

55	Non-adjusting events after the financial year end

(a)	On 26 March 2018, the Directors of the Company proposed a final dividend in respect of the year ended 31 December 2017. Further details are disclosed in Note 48(b).

(b)	On 26 June 2017, the Company entered into the A Share Subscription Agreement with CSAH, pursuant to which the Company is to issue not more than 1,800,000,000 (inclusive) new A Shares to not more than 10 specific investors (including CSAH) (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB9,500 million (inclusive). CSAH will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of assets and cash. In the meantime, the Company entered into the H Share Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company is to issue not more than 600,925,925 (inclusive and adjusted) new H shares at the subscription price of HK$6.156 per H Share (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD3,699 million (inclusive). The consideration will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on 8 November 2017. On 12 March 2018, the H Share Issuance was approved by China Securities Regulatory Commission. The A Share Issuance and the H Share Issuance are inter-conditional upon each other, and the Company shall obtain all of the approvals required under the applicable laws and regulations before issuance.

(c)	On 21 March 2018, Xiamen Airlines, a subsidiary of the Company, entered into an agreement with Boeing Company to purchase 20 Boeing B373-8 aircraft and 10 Boeing B737-10 aircraft, which are scheduled for delivery from 2019 to 2022. According the information provided in the market, the total catalogue price for the aircraft is around USD$3.24 billion.

56	Company-level statement of financial position

	31 December	31 December
	2017	2016
	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	123,047	114,903
Construction in progress	20,467	15,346
Lease prepayments	1,335	1,291
Investments in subsidiaries	7,961	6,804
Interest in associates	832	648
Interest in joint ventures	269	483
Other investments in equity securities	100	100
Derivative financial instruments	46	21
Aircraft operating lease deposits	498	610
Available-for-sale financial assets	26	34
Deferred tax assets	1,623	1,623
Other assets	613	648

	156,817	142,511

Current assets
Inventories	1,024	1,036
Trade receivables	1,952	2,192
Other receivables	3,761	1,976
Cash and cash equivalents	4,631	3,120
Restricted bank deposits	85	82
Prepaid expenses and other current assets	677	800
Amounts due from subsidiaries and other related companies	639	179

	12,769	9,385

Current liabilities
Derivative financial instruments	64	—
Borrowings	24,871	19,593
Current portion of obligations under finance leases	6,854	7,336
Trade payables	386	274
Sales in advance of carriage	6,634	7,167
Deferred revenue	1,440	1,224
Current income tax	825	583
Amounts due to subsidiaries and other related companies	4,148	5,620
Accrued expenses	12,236	12,472
Other liabilities	4,081	3,435
	61,539	57,704

56	Company-level statement of financial position (continued)

		31 December	31 December
		2017	2016
	Note	RMB million	RMB million
Non-current liabilities
Borrowings		15,170	13,000
Obligations under finance leases		51,848	46,300
Deferred revenue		1,568	1,315
Provision for major overhauls		2,223	1,527
Provision for early retirement benefits		2	5
Deferred benefits and gains		754	542

		71,565	62,689

Net assets		36,482	31,503

Capital and reserves
Share capital		10,088	9,818
Reserves	57	26,394	21,685

Total equity		36,482	31,503

Approved and authorised for issue by the Board of Directors on 26 March 2018.

Wang Chang Shun	Tan Wan Geng
Director	Director

57	Reserves movement of the Company

	2017	2016
	RMB million	RMB million
Share premium
At 1 January	13,878	13,878
Addition (Note 47(ii))	1,051	—

At 31 December	14,929	13,878

Fair value reserve
At 1 January	34	34
Change in fair value of available-for-sale equity securities	(6)	(6)
Change in fair value of derivative financial instruments	19	6

At 31 December	47	34

Statutory and discretionary surplus reserve
At 1 January	1,957	1,552
Appropriations to reserves (Note 48(a))	492	405

At 31 December	2,449	1,957

Other reserve
At 1 January and 31 December	146	146

Retained profits
At 1 January	5,670	3,286
Profit for the year	4,627	3,574
Appropriations to reserves(Note 48(a))	(492)	(405)
Dividends approved in respect of the previous year	(982)	(785)

At 31 December	8,823	5,670

Total	26,394	21,685

58	Benefits and interests of directors and supervisors

(a)	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended 31 December 2017 is set out below:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-executive directors
Yuan Xin An (Note (i) & (ii))	—	—	—	—	—	—	—
Yang Li Hua (Note (i) & (ii))	—	—	—	—	—	—	—

Executive directors
Wang Chang Shun (Note (i) & (v))	—	—	—	—	—	—	—
Tan Wan Geng (Note (i))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—
Li Shao Bin (Note (ii))	—	812	—	123	—	—	935

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi	—	901	—	126	—	—	1,027
Zhang Wei (Note (i) & (ii))	—	—	—	—	—	—	—
Yang Yi Hua (Note (ii) & (iv))	—	—	—	—	—	—	—
Wu De Ming (Note (ii))	—	419	—	127	—	—	546
Mao Juan (Note (iii))	—	324	—	120	—	—	444

Independent non-executive directors
Ning Xiang Dong (Note (ii))	150	—	—	—	—	—	150
Liu Chang Le (Note(ii))	150	—	—	—	—	—	150
Tan Jin Song	150	—	—	—	—	—	150
Guo Wei (Note (ii))	150	—	—	—	—	—	150
Jiao Shu Ge	150	—	—	—	—	—	150
Zheng Fan (Note (iii))	—	—	—	—	—	—	—
Gu Hui Zhong (Note (iii))	—	—	—	—	—	—	—

58	Benefits and interests of directors and supervisors (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

For the year ended 31 December 2016:

Emoluments paid or receivable in respect of a person’s services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Remunerations paid or receivable in respect of accepting office as director or supervisor	Emoluments paid or receivable in respect of director’s or supervisor’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-executive directors
Wang Chang Shun (Note (i) & (v))	—	—	—	—	—	—	—
Yuan Xin An (Note (i) & (ii))	—	—	—	—	—	—	—
Yang Li Hua (Note (i) & (ii))	—	—	—	—	—	—	—

Executive directors
Tan Wan Geng (Note (i))	—	—	—	—	—	—	—
Zhang Zi Fang (Note (i))	—	—	—	—	—	—	—
Li Shao Bin (Note (ii))	—	639	—	130	—	—	769

Supervisors
Pan Fu (Note (i))	—	—	—	—	—	—	—
Li Jia Shi	—	711	—	133	—	—	844
Zhang Wei (Note (i) & (ii))	—	—	—	—	—	—	—
Yang Yi Hua (Note (ii) & (iv))	—	—	—	—	—	—	—
Wu De Ming (Note (ii))	—	413	—	133	—	—	546

Independent non-executive directors
Ning Xiang Dong (Note (ii))	150	—	—	—	—	—	150
Liu Chang Le (Note (ii))	150	—	—	—	—	—	150
Tan Jin Song	150	—	—	—	—	—	150
Guo Wei (Note (ii))	150	—	—	—	—	—	150
Jiao Shu Ge	150	—	—	—	—	—	150

58	Benefits and interests of directors and supervisors (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Note:

(i)	These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.

(ii)	Resigned on 20 December 2017.

(iii)	Appointed on 20 December 2017.

(iv)	Ms. Yang Yi Hua retired in September 2015, while still served as supervisor before 20 December 2017. Ms. Yang Yi Hua did not receive any remuneration for her service in the capacity of the supervisor of the Company since September 2015.

(v)	Mr Wang Chang Shun was a non-executive director of the Company before 20 December 2017 and was appointed to be the executive director since 20 December 2017.

(b)	Directors’ and supervisors’ termination benefits

None of the directors and supervisors received or will receive any termination benefits for the year ended 31 December 2017 (2016: Nil).

(c)	Consideration provided to third parties for making available directors’ and supervisors’ services

For the year ended 31 December 2017, the Group did not pay consideration to any third parties for making available directors’ and supervisors’ services (2016: Nil).

(d)	Information about loans, quasi-loans and other dealings in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors

As at 31 December 2017, there is no loans, quasi-loans and other dealing arrangements in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors (2016: Nil).

(e)	Directors’ and supervisors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2016: Nil).

59.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2017

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and new standards which are not yet effective for the year ended 31 December 2017 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

IFRS 9, Financial instruments	1 January 2018

IFRS 15, Revenue from contracts with customers	1 January 2018

Amendments to IFRS 2, Share-based payment: Classification and measurement of share-based payment transactions	1 January 2018

Amendments to IAS 40, Transfers of investment property	1 January 2018

IFRIC 22, Foreign currency transactions and advance consideration	1 January 2018

IFRS 16, Leases	1 January 2019

The Group has made an assessment of IFRS 9 and IFRS 15, and is in the process of making an assessment of IFRS 16, for the impact of these new standards in the period of initial application. So far the Group has identified some aspects of the new standards which may have a significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below. As the Group has not completed its assessment of IFRS 16, further impacts may be identified in due course and will be taken into consideration when determining the adoption of these new requirements and which transitional approach to take, where there are alternative approaches allowed under the new standards.

IFRS 9, Financial instruments

IFRS 9 “Financial Instruments” is relevant to the Group and becomes effective for accounting periods beginning on or after 1 January 2018. IFRS 9 contains three principal classification categories for financial assets: measured at (a) amortised cost, (b) fair value through profit or loss and (c) fair value through other comprehensive income. If an equity security is designated as fair value through other comprehensive income, then only dividend income on that security will be recognised in profit or loss. Gains, losses and impairments on that security will be recognised in other comprehensive income without recycling. With respect to the Group’s financial assets currently classified as “available-for-sale financial assets” and “other investments in equity securities”, these are investments in equity securities which now default to fair value through profit or loss unless there is an irrevocable election to designate as fair value through other comprehensive income (without recycling) on transition to IFRS 9. The Group has decided to irrevocably designate those investments it considers to be long term strategic investments as fair value through other comprehensive income. This standard, and the irrevocable election, gives rise to a change in accounting policy as: 1) for available-for-sale equity investments, the current accounting policy is to recognise fair value changes in other comprehensive income until disposal or impairment, when gains or losses are recycled to profit or loss; and 2) for other investments in equity securities, the current accounting policy is to recognise such investments in the consolidated statement of financial position at cost less impairment losses, and dividend income from such equity securities is recognised in profit or loss. This change in policy will have no impact on the Group’s net assets and total comprehensive income but the Group expects there to be a credit adjustment to opening reserves on adoption of IFRS 9.

59.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2017 (continued)

IFRS 15, Revenue from contracts with customers

IFRS 15 “Revenue from Contracts with Customers” is relevant to the Group and became effective for accounting periods beginning from the 1 January 2018. The standard establishes a framework for reporting to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The Group has assessed the impact of the new standard, and expects there to be a credit adjustment to opening reserves on adoption of IFRS 15 in respect to the timing of recognition of unflown ticket breakage income and the transaction price allocated to mileage awarded. For the unflown ticket breakage income, the Group currently adopts a more prudent policy than that required under IFRS 15 where breakage is to be recognised on each flight based on an assessment that it is highly probable that the income will not result in a significant reversal of the cumulative revenue recognised in the future. This assessment will be based on the historic patterns of breakage. For the transaction price allocated to mileage awarded, the Group currently allocates the amount received in relation to mileage earning flights based on fair value, between the flight and mileage earned by members of the Group’s frequent flyer award programmes. Under IFRS 15, the Group shall estimate the stand-alone selling price of mileage awarded by the members of the Group’s frequent flyer award programmes and allocates the transaction price to performance obligation for flight and mileage awarded. IFRS 15 is also expected to impact the classification, presentation and disclosure of ancillary income, change fees and interline cargo transactions, albeit the impact is not expected to be material. The Group will adopt the cumulative effect approach when applying the new standard at the date of initial application.

IFRS 16, Leases

IFRS 16 “Leases” is relevant to the Group and becomes effective for accounting periods beginning on or after 1st January 2019. The standard eliminates the lessee’s classification of leases as either operating leases or finance leases and, instead, introduces a single lease accounting model. Applying that model, a lessee is required to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. IFRS 16 will primarily affect the Group’s accounting as a lessee of leases for aircraft and related equipment, and buildings and other equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to a material increase in both assets and liabilities and to impact on the timing of the expense recognition in the statement of profit or loss over the period of the lease. The Group is in the process of making an assessment of IFRS 16 to determine the amounts of new assets and liabilities arising from operating lease commitments on adoption of IFRS 16.

Supplementary Financial Information

For the year ended 31 December 2017

(Prepared in accordance with PRC Accounting Standards)

Condensed Consolidated Income Statement

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

	2017	2016
	RMB million	RMB million
		(Restated)
Revenue	127,489	114,803
Less:Cost of operation	111,687	96,368
Taxes and surcharges	217	246
Selling and distribution expenses	6,967	6,402
General and administrative expense	3,599	3,064
Finance expense, net	1,121	5,835
Impairment loss	442	130
Add:Fair value change of derivative financial liabilities	(64)	—
Investment income	625	716
Gain on disposal of non-current assets	1,006	527
Other income	3,058	—

Operating profit	8,081	4,001
Add: Non-operating income	886	3,735
Less: Non-operating expenses	169	88

Total profit	8,798	7,648
Less: Income tax	1,965	1,759

Net profit	6,833	5,889

Net profit classified by continuity of operations:
– Net profit from continuing operations	6,833	5,889
– Net profit from discontinued operations	—	—

Net profit classified by ownership:
– Non-controlling interests	919	833
– Shareholders of the Company	5,914	5,056

Condensed Consolidated Statement of Financial Position

	31 December 2017	31 December 2016
	RMB million	RMB million
		(Restated)
Assets
Total current assets	17,884	13,807
Long-term equity investments	4,045	4,098
Fixed assets and construction in progress	188,448	175,336
Intangible assets and other non-current assets	6,208	5,487
Deferred tax assets	1,698	1,721
Derivative financial instruments	46	21

Total assets	218,329	200,470

Liabilities and equity
Current liabilities	69,577	67,939
Deferred tax liabilities	572	841
Other non-current liabilities	86,015	76,980

Total liabilities	156,164	145,760

Equity shareholders of the Company	49,594	43,187
Non-controlling interests	12,571	11,523

Total equity	62,165	54,710

Total liabilities and equity	218,329	200,470

Reconciliation of Differences in Financial Statements Prepared Under Different GAAPs

(1)	The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

		2017	2016
	Note	RMB million	RMB million
			(Restated)
Amounts under PRC GAAP		5,914	5,056
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	47	48
Government grants	(b)	21	1
Adjustments arising from the Company’s business combination under common control	(c)	8	(36)
Tax impact of the above adjustments		(11)	(4)
Effect of the above adjustments on non-controlling interests		(18)	(21)

Amounts under IFRSs		5,961	5,044

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		2017	2016
	Note	RMB million	RMB million
			(Restated)
Amounts under PRC GAAP		49,594	43,187
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	196	149
Government grants	(b)	(8)	(29)
Adjustment arising from the Company’s business combination under common control	(c)	237	182
Tax impact of the above adjustments		(47)	(36)
Effect of the above adjustments on non-controlling interests		(36)	3
Amounts under IFRSs		49,936	43,456

Notes:

(a)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.
(b)	Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

(c)	In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

Five Year Summary

For the year ended 31 December 2017

(Prepared in accordance with International Financial Reporting Standards)

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

Consolidated Income Statement Summary

	Year ended 31 December
	2017	2016	2015	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million
Operating revenue	127,806	114,981	111,652	108,584	98,547
Operating expenses	(123,098)	(106,204)	(101,492)	(106,026)	(98,280)
Other net income	4,448	3,835	3,278	2,190	1,243

Operating profit	9,156	12,612	13,438	4,748	1,510
Interest income	89	89	253	376	307
Interest expense	(2,747)	(2,465)	(2,188)	(2,193)	(1,651)
Share of associates’ results	431	509	460	261	294
Share of joint ventures’ results	99	102	108	140	96
Exchange gain/(loss), net	1,801	(3,276)	(5,953)	(292)	2,903
Other non-operating income	45	90	—	26	25

Profit before income tax	8,874	7,661	6,118	3,066	3,484
Income tax	(1,976)	(1,763)	(1,300)	(668)	(734)

Profit for the year	6,898	5,898	4,818	2,398	2,750

Profit attributable to:
Equity shareholders of the Company	5,961	5,044	3,736	1,777	1,986
Non-controlling interests	937	854	1,082	621	764

Profit for the year	6,898	5,898	4,818	2,398	2,750

Earnings per share
Basic and diluted	RMB0.60	RMB0.51	RMB0.38	RMB0.18	RMB0.20

Consolidated Statement of Financial Position Summary

	As at 31 December
	2017	2016	2015	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	200,834	186,678	171,876	162,147	144,634
Net current liabilities	51,693	54,168	51,422	26,545	28,640
Non-current liabilities	86,598	77,534	70,830	91,109	73,543
Total equity attributable to equity shareholders of the Company	49,936	43,456	39,045	35,748	34,329
Non-controlling interests	12,607	11,520	10,579	8,745	8,122